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September 11, 2003



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(b) Filing Requirements for
Grupo Industrial Saltillo, S.A. de C.V.
("GISSA") File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of the following Spanish-language original documents pertaining to GISSA:

1. GISSA press release, dated August 13, outlining certain organizational structure changes.

2. Translation of Minutes No. 74 of the General Ordinary Stockholders' Meeting of GISSA held on April 26, 2003.

3. Translation of Minutes No. 73 of the General Extraordinary Stockholders' Meeting of GISSA held on April 26, 2003.

4. Translation of the amended and restated By-laws of GISSA.

5. Annual report for the fiscal year ended December 31, 2002, as filed with the National Banking and Securities Commission.

6. Translation of Better Corporate Practices Questionnaire dated June 30, 2003 as filed with the National Banking and Securities Commission.

7. Consolidated financial statements for the fiscal year ended December 31, 2002 and 2001 of GISSA and subsidiaries.

9/15

8. Financial statements for the fiscal year ended December 31, 2002 and 2001 of Comesco, S.A. de C.V.

9. Financial statements for the fiscal year ended December 31, 2002 and 2001 of Servicios de Produccion Saltillo, S.A. de C.V.

10. Financial statements for the fiscal year ended December 31, 2002 and 2001 of Manufacturas Vitromex, S.A. de C.V.

In addition to the aforementioned summaries of Spanish language documents, the following English language document has also been enclosed:

1. Annual report of GISSA for the fiscal year ended December 31, 2002.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Regards,

ERFlagg

Edward R. Flagg

(Enclosures)

cc: Manuel I. Fernández Pérez
(Grupo Industrial Saltillo, S.A. de C.V.)
Howard M. Kleinman, Esq.
(Sidley Austin Brown & Wood LLP)

GRUPO INDUSTRIAL SALTILLO

03 SEP 12 AM 7:21

**For Immediate Release**

## Grupo Industrial Saltillo Announces Organizational Structure Changes and Reduction in Headcount

**Saltillo, Mexico, August 13, 2003 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA; OTC: GISQY)** (GISSA), a leading Mexican industrial company, announced today organizational structure changes and a reduction in headcount.

GISSA will increase its focus on its four core businesses, Iron Foundry, Aluminum Foundry, Ceramic Tiles and Water Heaters, by implementing changes in the organizational structure as follows.

The Metal and Automotive Division will be split into two separate operations, Iron Foundry (including Auto Parts) and Aluminum Foundry. The Building Materials Division will be split into two separate operations, Ceramic Tiles (including Bathroom Fixtures) and Water Heaters. The directors of the four core businesses will now report directly to the Executive Co-Chairmen.

The Housewares division and Corporate will continue reporting to the Executive Co-Chairmen. As a result, the previous organizational structure that included the Company's three divisions has been eliminated.

Notwithstanding, the Company will not modify the manner in which it reports quarterly results, continuing to provide results for Metal and Automotive, Building Materials and Housewares.

Mr. Juan Carlos Lopez Villarreal, Executive Co-Chairman said: "The new organizational structure will align our internal corporate structure with the strategies for our portfolios, allowing us to better control our operations and to analyze and make faster and more effective decisions. This structure allows us to take better advantage of growth opportunities at our core businesses."

Additionally, in order to reduce costs by approximately US$9 million per year GISSA is implementing a headcount reduction program across all management levels. Due to the weak demand for some of its products and competitive market pressures, GISSA will reduce its headcount by 320 people, or 14% of the current number of employees. The program is expected to be completed by the end of October of this year.

Mr. Ernesto Lopez de Nigris, Executive Co-Chairman, said: "We are committed to being a lean company, which will allow us to have a more competitive cost structure and increased agility. This headcount reduction is an important step in this direction. We have analyzed and simplified our business processes using leading-edge technology to enhance client focus and more productively face challenges in the market."

## ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates three divisions with combined annual revenues of US$710 million for fiscal year 2002, and EBITDA of US$140 million, representing a margin of 20% percent. The Metal and Automotive and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares Division includes the production of kitchen- and tableware.

*This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.*

**Contacts:**

**GISSA**
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Jorge Verastegui, Communications Director
Tel.: 011-52-844-411-1080
E-mail: jveraste@gis.com.mx

**Breakstone&Ruth International**
Susan Borinelli/Vanessa Marquez
Tel.: 646-536-7018/15
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson, Media
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

# # #

(Translation)

MINUTES N° 74

03 SEP 12 AM 7:21

The stockholders listed on the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes, assembled at 1:10 p.m. on April 26, 2002, at Boulevard Vito Alessio Robles 2391, Corredor Industrial, Saltillo, Coahuila, which is the corporate domicile of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., in order to hold the General Annual Ordinary Stockholders' Meeting to which they were called pursuant to a notice published on April 11, 2002, on the newspapers *El Diario de Coahuila, Vanguardia* and *El Heraldo*, of this City, and *Reforma*, *El Universal* and *El Economista*, of Mexico City.

Mr. Isidro López del Bosque, Chairman of the Board of Directors and President of the Company, chaired the meeting; upon his motion, Mr. Jorge Barrero Stahl acted as Secretary, with the unanimous approval of the stockholders.

The Secretary certified that, according to the report drafted by the Secretary of the Board of Directors, the Company made available to the intermediaries in the stock market, for at least fifteen days prior to the date set to hold the Meeting, the proxy forms prepared by the Company for use by anyone wishing to attend the Meeting on behalf of stockholders to establish their qualifications, and that the Secretary himself made sure that the provisions of Article 14 Bis 3, Section VI, Subsection c), of the

Stock Market Law [**Ley del Mercado de Valores**], were complied with.

The President appointed Messrs. Oscar Regalado Ortega and Saúl Castañeda Vergara, who accepted their appointments, to check the Admission Cards, the Letter Proxies produced and the Stockholder Register and then drafted the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes. In such Attendance List, they attested to the fact that 273,573,419 shares of stock, which account for 96.66% of the 283,024,420 shares that make up all of the voting stock issued by Grupo Industrial Saltillo, S.A. de C.V., were represented.

Based on the Tellers' attestation, the Chairman declared the meeting legally convened in that the quorum required by the Company's By-Laws was present and the notice for the Meeting was published with the advance time and as required by the By-Laws.

The Chairman thereupon asked the Secretary to read the following

**AGENDA:**

I. Filing and, if proper, approval of the Board of Directors' report on the Company's business during the fiscal year which ended on December 31st, 2001, including the Company's Financial Statements as of that date, and the Examiner's Report, and filing of the consolidated Financial Statements for the

Company and its Subsidiaries and the individual Financial Statements for its subsidiaries, Servicios de Producción Saltillo, S.A. de C.V., and Pistones Industriales, S.A. de C.V., as of the same date.

II. Discussion and, if proper, approval of a motion regarding allocation of profits.

III. Discussion and, if proper, approval of a motion to pay a dividend of up to Ps.1.10 on each share outstanding as of the date of this Meeting.

IV. Filing and, if proper, approval of a Report on the policies followed and the transactions carried out by the Company with its own shares and, if proper, approval of a motion to set the maximum amount that may be devoted to repurchase such shares.

V. Appointment of the members of the Board of Directors and of the Audit Committee and appointment of the Examiner.

VI. Remuneration payable to the members of the Board of Directors and of the Audit Committee and to the Examiner.

VII. Appointment of Delegates to enforce and notarize the resolutions passed at the Meeting.

The stockholders by a unanimous vote approved the Chairman's statement and addressed as follows the proposed Agenda for this Meeting.

ITEM ONE. The Chairman reported to the Meeting that, in fulfillment of the provisions of Article 172 of the General

Business Corporation Law [**Ley General de Sociedades Mercantiles**], the Board of Directors' Report on the Company's business during the fiscal year which ended on December 31st, 2001 would be submitted, which deals with the policies followed by the Company's Management and the main projects now existing, and stated that the individual financial statements of the subsidiaries of Grupo Industrial Saltillo, S.A. de C.V., and the consolidated Financial Statements of Grupo Industrial Saltillo, S.A. de C.V. and its subsidiaries, as of December 31st, 2001, whose notes address the main accounting policies and criteria followed, are part of the Board of Directors' Report.

Record is made of the fact that copies of the Annual Report and of the Individual Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., were distributed among the participants.

The Chairman thereupon read the Board of Directors' Report on the Company's and its subsidiaries' business and activities during the fiscal year that ran from January 1st to December 31st, 2001.

Upon the Chairman's request, Mr. Felipe Mellado Flores, Chief Executive Officer of the Corporate Division, with the aid of slides, explained the Consolidated Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., and its Subsidiaries to the stockholders and produced information regarding the

subsidiaries Servicios de Producción Saltillo, S.A. de C.V., and Pistones Industriales, S.A. de C.V., as of December 31st, 2001.

Finally, and also upon the Chairman's request, Mr. Jorge Barrero Stahl, Secretary, in the absence of Mr. Adán Elizondo Elizondo, Company Examiner, read the Examiner's Report which states that he checked the creation and survival of the Directors' performance bonds, that he reviewed the report on the business of Grupo Industrial Saltillo, S.A. de C.V., as well as the Individual and Consolidated Financial Statements for the fiscal year which ended on December 31st, 2001, which were audited by outside auditors; that he attended most of the Board of Directors' Meetings and that the Company's Financial Statements prepared by the Company's Management show the Company's individual and consolidated financial condition as of December 31st, 2001, and that in his opinion the Financial Statements and the criteria followed by the Company are sufficient and proper for the Company's business.

The stockholders thereupon by a unanimous vote

**R E S O L V E D :**

"1. The Board of Directors' Report to the Stockholders' Meeting of Grupo Industrial Saltillo, S.A. de C.V., on the Company's and its subsidiaries' business during the fiscal year that ran from January 1st to December 31st, 2001, is approved as filed.

2. Each and all of the acts carried out by the Company's Board of Directors in performing their duties during the fiscal year that ended on December 31st, 2001, are ratified and approved and the Directors are thanked for their valuable services to the Company.

3. The Report drawn up by Mr. Adán Elizondo Elizondo, Company Examiner, on the Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., as of December 31st, 2001, is deemed filed. Attach a copy thereof to the file of these minutes.

4. The Individual and Consolidated Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., and its Subsidiaries as of December 31st, 2001, are approved. Attach a copy of said Financial Statements to the file of these minutes.

5. The Financial Statements of and information on the subsidiaries Servicios de Producción Saltillo, S.A. de C.V., and Pistones Industriales, S.A. de C.V., for the fiscal year that ran from January 1st to December 31st, 2001, are deemed filed. Attach a copy of said Financial Statements to the file of these minutes."

ITEM TWO. Mr. Isidro López del Bosque, on the Board of Directors' behalf, submitted to the stockholders a project for the allocation of the Ps.433,509,000 net profit for the fiscal year which ended on December 31st, 2001; this amount includes the Company's share in its subsidiaries' profits, net of the

applicable Income Tax, after adding the deferred Income Tax balance payable to the Company.

The stockholders by a unanimous vote

**R E S O L V E D :**

"6. Transfer Ps.3,532,400, which account for 5% of the Company's Ps.70,648,000 profit before its share in its Subsidiaries' profits, in order to increase the legal Reserve Fund as provided by the General Business Corporation Law.

7. Transfer Ps.429,976,600, which account for the remaining profits earned during the fiscal year that ran from January 1st to December 31st, 2001, to the Accumulated Profit Account."

ITEM THREE. In consideration of Item Third of the Agenda, the Chairman reported that the Board of Directors moves that a dividend for up to Ps.1.10 be paid on each outstanding share out of the Prior Fiscal Years' Profits Account. The Secretary further stated that some stockholders had moved that the Meeting approve and authorize the allocation of said amount as follows:

A) Ps.0.85 per outstanding share, payable after May 3, 2002; and

B) The balance, that is, up to Ps.0.25 per share, to be made available to the Board of Directors so that, depending on the Company's financial condition and investment plans, it distribute such amount as a dividend in such terms as it may deem

advisable, or else keep it with the Company as part of the Prior Fiscal Years' Profits Account.

The stockholders discussed the above motion and by a unanimous vote

**R E S O L V E D :**

"8. A Ps.0.85 dividend on each of the 283,024,420 outstanding shares is declared out of the Prior Fiscal Years' Profits Account, payable in a single installment after May 3, 2002, against surrender of coupon 37 of the stock certificates representing such shares, 1997-1 Issue.

9. The Board of Directors is authorized, only if it deems it advisable depending on the Company's financial condition and investment plans and requirements, to declare additional dividends not in excess of Ps.0.25 per outstanding share as of the payment date, and out of the Prior Fiscal Years' Profits Account, in a single installment or series of installments, on, as and under the conditions set by the Board of Directors. The Board is authorized not to distribute any part of such amount. As long as the Board does not authorize the payment of additional dividends, the amount of which is made available to it for said purpose, such amount will be kept in the Prior Fiscal Years' Profits Account."

ITEM FOUR. In consideration of Item Fourth of the Agenda, the Secretary submitted to the stockholders the Report on the policies followed and transactions carried out by the Company

with its own shares of stock as of December 31st, 2000. He stated that, as of that date, there were 4,621,340 shares repurchased by the Company in deposit with the Company and pending placement as of that date.

He further reported that during the 2001 fiscal year, the Company repurchased 5,459,300 shares and placed 5,389,600 shares in the same period, and that after such transaction, and bearing in mind the initial balance, there were 4,691,040 shares pending placement as of December 31st, 2001.

Thereafter, the Secretary reported that a group of stockholders represented by BBVA Bancomer Servicios, S.A., acting as trustee, moved that the maximum amount of money that the Company may devote to repurchase its own shares, for the purposes of Article Tenth of the Company's By-Laws and Article 14 Bis 3, Section I, of the Stock Market Law, be set at Ps.200,000,000.

The Secretary then stated that, pursuant to the amendments made to the Stock Market Law, it is no longer necessary to keep a reserve to repurchase the Company's own shares, and therefore moved that it be cancelled.

The stockholders discussed the foregoing and by a unanimous vote

R E S O L V E D :

"10. The Report on the policies followed and transactions carried out by the Company with its own shares up to December 31st, 2001, is approved.

11. The cancellation of the Reserve Fund to repurchase the Company's own shares is approved.

12. The maximum amount of money that the Company may devote to repurchase its own shares, subject to the provisions of Article Tenth, paragraph (b) of the Company's By-Laws, is set at Ps.200,000,000."

ITEM FIVE. The Chairman reported to the Meeting that, as provided in Articles Twenty Eighth and Thirty Fifth of the Company's By-Laws, the persons who will make up the Board of Directors and the Audit Committee this year must be appointed, and asked the Secretary to read the letter sent to the Meeting by BBVA Bancomer Servicios, S.A., on behalf of certain stockholders, regarding the appointment of their nominees as members of the Board of Directors and the Audit Committee and as Proprietary and Alternate Examiners; such motion bears in mind the membership of the Board of Directors pursuant to the Stock Market Law, as amended, including the participation of independent directors.

The stockholders discussed the foregoing and by a unanimous vote, except for the vote of stockholders who were nominated,

R E S O L V E D :

"13. Pursuant to the provisions of Articles Twenty Eighth and Twenty Ninth [sic] of the Company's By-Laws, the Board of Directors of Grupo Industrial, Saltillo, S.A. de C.V., will

from the date of this Meeting onward be made up by twelve Proprietary Directors and nine Deputy Directors, as follows:

| PROPRIETARY DIRECTORS | DEPUTY DIRECTORS |
|---|---|
| Isidro López del Bosque | Juan Carlos López Villarreal |
| Javier López del Bosque | Ernesto López De Nigris |
| Julián Dávila López | Alejandro Dávila López |
| Guillermo Elizondo López | Javier Cabello Siller |
| Eduardo López Alanís | Francisco Lópes Alanís |
| Armando López Recio | Oscar López Recio |
| Antonio Madero Bracho | Felipe Mellado Flores |
| Luis Berrondo Ávalos | Jorge Barrero Stahl |
| Eugenio Clariond Reyes | Jorge Barrero Stahl |
| José Antonio Fernández Carbajal | Jorge Barrero Stahl |
| Claudio X. González | José G. Pozas de la Vega |
| Andrés M. Sada Zambrano | José G. Pozas de la Vega |

14. From the date of this Meeting onward, the Audit Committee of Grupo Industrial, Saltillo, S.A. de C.V., will be made up as follows:

AUDIT COMMITTEE

| | |
|---|---|
| Eugenio Clariond Reyes | President |
| Andrés M. Sada Zambrano | |
| Javier Cabello Siller | |

15. Messrs. Adán Elizondo Elizondo and Rafael Gómez Eng are respectively appointed as Proprietary and Deputy Examiners of the Company.

16. Record is made of the fact that the members of the Board of Directors and of the Audit Committee, as well as the Company Examiners, appointed at this meeting, have previously accepted their appointments."

ITEM SIX. The Secretary reported to the stockholders that he had received letters from each and all of the members of

the Board of Directors and of the Audit Committee and from the Proprietary and Alternate Examiners waiving remuneration from Grupo Industrial, Saltillo, S.A. de C.V., for carrying out their duties during their incumbency, as they all are members of the Consultative Committee of Asesoría y Servicios Gis, S.A. de C.V., a company that provides advisory services to the Company and its Subsidiaries, and which pays them for participating in such Consultative Committee.

The stockholders discussed the foregoing and by a unanimous vote

**R E S O L V E D :**

"17. The waiver of remuneration by the members of the Board of Directors and the Audit Committee and by the Examines of the Company of Grupo Industrial, Saltillo, S.A. de C.V., for carrying out their duties during their incumbency, is accepted."

ITEM SEVEN. In consideration of Item Seventh of the Agenda, the stockholders by a unanimous vote

**R E S O L V E D :**

"18. Ms. Laura L. Buendía de Treviño and Messrs. Felipe Mellado Flores, Jorge Barrero Stahl, Manuel Isidro Fernández Pérez and José G. Baptista González are appointed as Delegates so that, either jointly or individually, they appear before the Notary Public of their choice to notarize these minutes in whole or in part if they deem it advisable or necessary and either they or their designee cause the recordation

of the respective public instrument in the Register of Deeds [**Registro Público de la Propiedad y del Comercio**] of the corporate domicile and generally take all of such steps and sign all of such documents as may be necessary to formalize and enforce the resolutions passed at this Meeting, as well as issue such certifications of these minutes as they may deem advisable. Each Delegate is further individually empowered to declare, under oath, when showing up before a Notary Public to notarize these minutes, that the Company has made sure that the Federal Taxpayers' Register Code Number provided by the stockholders that attended this meeting, as reported on the Attendance List, is consistent with the number appearing on the corresponding Tax Identification Card [**Cédula de Identificación Fiscal**], and that the Company will opt for submitting to the corresponding Local Tax Collection Office [**Administración Local de Recaudación**], within the applicable term, the list of its non-Mexico resident stockholders, if any, pursuant to Article 27 of the Federal Tax Code and other applicable legal provisions. The Secretary of the Meeting is further authorized to issue such certifications of the corresponding minutes as he may deem proper."

Since no further business was submitted for consideration, the stockholders adjourned the Meeting as long as it was necessary to draw up these minutes which, once read, were approved by the stockholders and signed by the Chairman, the Tellers and the Attesting Secretary.

Record is made that from the beginning to the end of this Meeting, all of the attendees were present.

Copies of the following documents are attached to the file of these Minutes: a) An Attendance List with its exhibits showing, if proper, the name of the holders of the shares of stock that were represented and the corresponding code number in the Federal Taxpayers' Registry of the attending stockholders that must apply for registration pursuant to the applicable laws; b) Letter Proxies; c) Admission Cards; d) Proof that the shares of stock were deposited; e) The Board of Directors' Report; f) The individual and consolidated Financial Statements of Grupo Industrial Saltillo, S.A. de C.V., as of December 31$^{st}$, 2001; g) The Financial Statements of the Subsidiaries Servicios de Producción Saltillo, S.A. de C.V. and Pistones Industriales, S.A. de C.V., as of that date; h) The Examiner's Report; i) Issues of the newspapers of *El Diario de Coahuila, Vanguardia* and *El Heraldo,* of this City, and of the newspapers *Reforma, El Universal* an *El Economista,* of Mexico City, on April 11, 2002.

The Meeting was adjourned at 1:50 p.m. on April 26, 2002.

| | |
|---|---|
| ISIDRO LÓPEZ DEL BOSQUE<br>Chairman | JORGE BARRERO STAHL<br>Secretary |
| OSCAR REGALADO ORTEGA<br>Teller | SAÚL CASTAÑEDA VERGARA<br>Teller |

I, FELIPE MELLADO FLORES, Secretary of the Board of Directors, certify that this is a true and accurate copy

containing the resolutions passed at the General Annual Ordinary Stockholders' Meeting of Grupo Industrial Saltillo, S.A. de C.V., held on April 26, 2002.

I issue this certification for all pertinent legal purposes.

Saltillo, Coahuila, April 26, 2002.

FELIPE MELLADO FLORES
Secretary of the Board of Directors

(Translation)

MINUTES N° 73

03 SEP 12 AM 7:21

The stockholders listed on the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes, assembled at 12:30 p.m. on April 26, 2002, at Boulevard Vito Alessio Robles 2391, Corredor Industrial, Saltillo, Coahuila, which is the corporate domicile of GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V., in order to hold the General Extraordinary Stockholders' Meeting to which they were called pursuant to a notice published on April 11, 2002 on the newspapers *El Diario de Coahuila, Vanguardia* and *El Heraldo*, of this City, and *Reforma*, *El Universal* and *El Economista*, of Mexico City.

Mr. Isidro López del Bosque, Chairman of the Board of Directors and President of the Company, chaired the meeting; upon his motion, Mr. Jorge Barrero Stahl acted as Secretary, with the unanimous approval of the stockholders.

The Secretary certified that, according to the report drafted by the Secretary of the Board of Directors, the Company made available to the intermediaries in the stock market, for at least fifteen days prior to the date set to hold the Meeting, the proxy forms prepared by the Company for use by anyone wishing to attend the Meeting on behalf of stockholders to establish their qualifications, and that the Secretary himself made sure that the provisions of Article 14 Bis 3, Section VI, Subsection c), of the

Stock Market Law [**Ley del Mercado de Valores**], were complied with.

The President appointed Messrs. Oscar Regalado Ortega and Saúl Castañeda Vergara, who accepted their appointments, to check the Admission Cards, the Letter Proxies produced and the Stockholder Register and then drafted the Attendance List which, signed by the Tellers and the Secretary, is attached to the file of these minutes. In such Attendance List, they attested to the fact that 260,456,159 shares of stock, which account for 92.02% of the 283,024,420 shares that make up all of the voting stock issued by Grupo Industrial Saltillo, S.A. de C.V., were represented.

Based on the Tellers' attestation, the Chairman declared the meeting legally convened in that the quorum required by the Company's By-Laws was present and the notice for the Meeting was published with the advance time and as required by the By-Laws.

The Chairman thereupon asked the Secretary to read the following

**AGENDA:**

I. Filing and if proper approval of an increase to Ps.50,000,000 in the minimum fixed capital stock, by capitalizing net worth reserves, without issuing new shares.

II. Filing and if proper approval of a motion to fully amend the Company's By-Laws, in order to reflect the increase in

the minimum fixed capital stock and to adapt them to the Stock Market Law as amended.

III. Appointment of Delegates to notarize and enforce the resolutions passed by the Meeting.

The stockholders by a unanimous vote approved the Chairman's statement and addressed as follows the proposed Agenda for this Meeting.

ITEM ONE. In consideration of Item First of the Agenda, the Secretary, upon the Chairman's request, stated that, bearing in mind the recommendation made by the National Banking and Securities Commission [**Comisión Nacional Bancaria y de Valores**] that it would be advisable for the Company to increase its capital stock in order to improve the capital stock ratio to the Company's value and the market value of the outstanding shares of stock, and he therefore moved that the Company's minimum fixed capital stock be increased by Ps.48,125,000, from Ps.1,875,000 to Ps.50,000,000.

The Secretary then stated that said increase would be subscribed to and paid for by capitalizing a part of the Capital Stock Adjustment Account [**Cuenta de Actualización del Capital Social**] as reflected on the Company's Financial Statements as of December 31st, 2000, which have been previously approved by a Stockholders' Meeting. He further stated that, since no new capital contributions will be necessary and since the Company's

shares are no-par shares, the Company would not issue additional shares to represent said capital stock increase.

The stockholders discussed the Secretary's motion and by a unanimous vote

**R E S O L V E D :**

"1. The minimum fixed capital stock of Grupo Industrial Saltillo, S.A. de C.V., is increased by Ps.48,125,000 by capitalizing a like amount out of the Capital Stock Adjustment Account as reflected on the Company's Financial Statements as of December 31st, 2000, which have been previously approved by a Stockholders' Meeting.

Therefore, the minimum fixed capital stock of Grupo Industrial Saltillo, S.A. de C.V., is increased from Ps.1,875,000 to Ps.50,000,000.

2. Since the capital stock increase approved pursuant to Resolution 1 above has been subscribed to and paid for without the stockholders needing to make new contributions and since the Company's shares of stock are no-par shares, the minimum fixed capital stock of Grupo Industrial Saltillo, S.A. de C.V., will remain represented by 268,119,870 common registered no-par shares."

ITEM TWO. In consideration of Item Second of the Agenda, the Secretary moved to fully amend the Company's By-Laws to change Article Fifth of the By-Laws in order for it to show the new minimum fixed capital stock and to adjust the By-Laws to

the Stock Market Law as amended, as published on January 1st, 2001, on the *Official Gazette* of the Federation.

The Secretary further stated that, except for said amendments, the rest of the By-Laws would remain as presently written, and that the numbers of the Articles would be moved.

The Chairman thereupon asked the Secretary to read the proposed amendments to the By-Laws.

The stockholders reviewed the draft of amendments to the By-Laws and by a unanimous vote

**R E S O L V E D :**

"3. The By-Laws of Grupo Industrial Saltillo, S.A. de C.V., are fully amended so that hereinafter they be worded as written in the draft which, signed by the Chairman and the Secretary, is attached to the file of these minutes in order to be an integral part thereof.

4. As a result of the overall amendment of the Company's By-Laws, new provisional or permanent stock certificates must be issued for the 287,276,960 common, single series, registered, no-par shares of stock of Grupo Industrial Saltillo, S.A. de C.V., '2002 Issue;' if permanent stock certificates are issued, they must bear attached consecutively numbered coupons consistent with the coupons attached to the outstanding stock certificates; the new stock certificates must be exchanged for the outstanding stock certificates, which will be cancelled.

5. Anyone of Messrs. Felipe Mellado Flores, Héctor Zamorano Montelongo and Manuel I. Fernández Pérez is authorized to draw up, sign and publish the corresponding notice or notices to carry out the approved stock certificate exchange."

ITEM THREE. In consideration of item third of the Agenda, the stockholders by a unanimous vote

**R E S O L V E D :**

"6. Ms. Laura L. Buendía de Treviño and Messrs. Felipe Mellado Flores, Jorge Barrero Stahl, Manuel Isidro Fernández Pérez and José G. Baptista González are appointed as Delegates so that, either jointly or individually, they appear before the Notary Public of their choice to notarize these minutes in whole or in part if they deem it advisable or necessary and either they or their designee cause the recordation of the respective public instrument in the Register of Deeds [**Registro Público de la Propiedad y del Comercio**] of the corporate domicile and generally take all of such steps and sign all of such documents as may be necessary to formalize and enforce the resolutions passed at this Meeting, as well as issue such certifications of these minutes as they may deem advisable. Each Delegate is further individually empowered to declare, under oath, when showing up before a Notary Public to notarize these minutes, that the Company has made sure that the Federal Taxpayers' Register Code Number provided by the stockholders that attended this meeting, as reported on the Attendance List, is consistent with the number appearing on the

corresponding Tax Identification Card [**Cédula de Identificación Fiscal**], and that the Company will opt for submitting to the corresponding Local Tax Collection Office [**Administración Local de Recaudación**], within the applicable term, the list of its non-Mexico resident stockholders, if any, pursuant to Article 27 of the Federal Tax Code and other applicable legal provisions. The Secretary of the Meeting is further authorized to issue such certifications of the corresponding minutes as he may deem proper."

Since no further business was submitted for consideration, the stockholders adjourned the Meeting as long as it was necessary to draw up these minutes which, once read, were approved by the stockholders and signed by the Chairman, the Tellers and the Attesting Secretary.

Record is made that from the beginning to the end of this Meeting, all of the attendees were present.

Copies of the following documents are attached to the file of these Minutes: a) An Attendance List with its exhibits showing, if proper, the name of the holders of the shares of stock that were represented and the corresponding code number in the Federal Taxpayers' Registry of the attending stockholders that must apply for registration pursuant to the applicable laws; b) Letter Proxies; c) Admission Cards; d) Proof that the shares of stock were deposited; e) The text of the Company's By-Laws approved by the stockholders and signed by the Chairman

and Secretary of the Meeting; f) Issues of the newspapers of *El Diario de Coahuila, Vanguardia* and *El Heraldo*, of this City, and of the newspapers *Reforma, El Economista* and *El Universal*, of Mexico City, on April 11, 2002.

The Meeting was adjourned at 1:09 p.m. on April 26, 2002.

ISIDRO LÓPEZ DEL BOSQUE
Chairman

JORGE BARRERO STAHL
Secretary

OSCAR REGALADO ORTEGA
Teller

SAÚL CASTAÑEDA VERGARA
Teller

I, FELIPE MELLADO FLORES, Secretary of the Board of Directors, certify that this is a true and accurate copy containing the resolutions passed at the General Extraordinary Stockholders' Meeting of Grupo Industrial Saltillo, S.A. de C.V., held on April 26, 2002.

I issue this certification for all pertinent legal purposes.

Saltillo, Coahuila, April 26, 2002.

FELIPE MELLADO FLORES
Secretary of the Board of Directors

(Translation)

GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V. 03 SEP 12 7:21

BY-LAWS

CHAPTER I

NAME, PURPOSE, TERM, DOMICILE AND

NATIONALITY OF THE COMPANY

ARTICLE FIRST. Name. The Company's name is GRUPO INDUSTRIAL SALTILLO, which will be followed by the words SOCIEDAD ANÓNIMA DE CAPITAL VARIABLE [VARIABLE CAPITAL STOCK CORPORATION] or by the initials thereof, S.A. DE C.V.

ARTICLE SECOND. Purpose. The Company's purpose will be:

1. To subscribe to, buy and otherwise dispose of shares, capital contributions and partnership interests in all kinds of companies, partnerships and enterprises.

2. With the prior approval of its Board of Directors, to guarantee and endorse as security [**avalar**] obligations of other companies in which the Company is a direct or indirect stockholder or partner.

3. To acquire, sell, adapt, market, build, lease and pledge land, houses, buildings and generally such personal and real property, and any personal and real interests thereto, as may be necessary or advisable to carry on the Company's purposes.

4. To provide and receive technical, administrative, advisory, supervisory and other services.

5. To set up branches, agencies or representative offices and to act as commercial broker, commission agent, representative, intermediary or warehouseman for all types of persons.

6. To register, acquire, hold and dispose of trademarks, trade names, patents, copyrights, inventions, processes and intellectual or industrial property.

7. To lend or borrow money, to provide or receive all kinds of funding, to subscribe to, issue and negotiate with credit instruments, securities and documents, with the participation of such institutions or authorities as may be required by law; to assume other people's obligations under third party debts.

8. To take out civil liability insurance under which it is the beneficiary of any indemnification for damages caused to it by the members of the Board of Directors, the Board Secretary or any Board Committee or by the Company Examiners or officers through unwillful acts or omissions while performing their duties.

9. To carry out such acts and enter into such contracts as are permitted by law and as may be necessary to carry on the Company's purpose.

ARTICLE THIRD. Term. The Company's term will be 100 (one hundred) years following April 26, 2002.

ARTICLE FOURTH. Domicile. The Company will have its registered office in the City of Saltillo, Coahuila. The Company may set up branches, agencies or offices elsewhere in the Republic of Mexico and abroad; as to any act, contract or agreement, submit to foreign laws or to the laws of any State of the Republic of Mexico and to the respective courts or to conventional domiciles in Mexico and abroad for service of process purposes, and appoint agents for service of process purposes or otherwise, without this meaning a change of corporate domicile.

ARTICLE FIFTH. Nationality. This is a Mexican company. Any foreigners who upon the incorporation or at any time thereafter acquire Company shares undertake and agree before the Ministry of Foreign Affairs [**Secretaría de Relaciones Exteriores**] to be regarded as Mexican nationals as to (a) any Company shares or rights that they acquire, (b) any Company property, rights, concessions, capital contributions or partnership interests, and (c) any rights and obligations under contracts to which the Company may be a party, and waive the right to call upon the protection of their governments in connection with such property and rights under the penalty, in the event of breaching their agreement, of forfeiting any rights and property that they may have acquired in favor of the Mexican nation.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE SIXTH. Capital Stock. The Company's capital is variable. The minimum fully subscribed and paid up fixed capital stock without the right to be redeem aggregates Ps.50,000,000, represented by 268,119,870 no-par, single series or free subscription, common registered shares.

The variable portion of the capital stock will have a cap of up to ten times the minimum fixed capital stock and will also be represented by no-par common registered shares with the features set by the General Stockholders' Meeting that approves their issue.

The shares may be subscribed to or acquired by Mexican or foreign individual or corporate investors.

The common shares confer equal rights and impose equal obligations upon their holders and entitle the latter to cast one vote at General Stockholders' Meetings.

In order to avoid groundless distinctions in the quoted price of the shares, the provisional or permanent stock certificates will not differentiate between the shares representing the minimum capital stock and the shares representing the variable capital stock; in the event that a stockholder wishes to exercise his right to redeem shares, Article Seventeenth, last paragraph, hereof, will apply.

ARTICLE SEVENTH. Subsidiaries cannot buy Company Shares. No entity in which Grupo Industrial Saltillo, S.A. de

C.V., holds a majority equity stake may invest either directly or indirectly in the shares of stock of Grupo Industrial Saltillo, S.A. de C.V., or in shares of stock or partnership interests of any other entity which a stockholder of Grupo Industrial Saltillo, S.A. de C.V., whether or not the majority stockholder.

Purchases of shares to implement or comply with stock options granted to the Company's or its subsidiaries' brokers, officers or directors are exempt from the above prohibition, subject to the applicable laws, provided that any shares so acquired do not exceed 25% of all of the outstanding Company stock.

ARTICLE EIGHTH. Issue of Unsubscribed Shares. The Company may issue unsubscribed shares which will be kept in the Company's Treasury, for delivery as they are subscribed to. Any unsubscribed shares may be issued for placement through a public offering, pursuant to Article 81 of the Stock Market Law [**Ley del Mercado de Valores**]. In such an event, and in order to facilitate the public offering, the stockholders, at the General Extraordinary Stockholders' Meeting that approves the issue of unsubscribed shares, must expressly waive the preemptive right [**derecho preferente**] granted to them by Article 132 of the General Business Corporation Law [**Ley General de Sociedades Mercantiles**]. If the quorum required by these By-Laws is present, the resolution [to so waive the preemptive right] will become effective even as to any stockholders that did not attend

the meeting, and therefore the Company will be free to place the shares among investors at large without making the publication required by said Article [132]. If a minority group of stockholders representing at least 25% of the capital stock votes against the issue of unsubscribed shares, such issue may not take place.

ARTICLE NINTH. Stock Certificates. The provisional and permanent stock certificates representing the shares will be consecutively numbered, may be issued for one or more shares and will contain the statements referred to by Article 125 of the General Business Corporation Law and any other statement required by the applicable laws or specifically required by the Stockholders' Meeting that approves their issue, and will bear transcribed Article Fifth hereof.

The provisional or permanent stock certificates will be signed by two Proprietary Directors. The signatures of the Proprietary Directors may be handwritten or else facsimile, provided that, in this latter instance, the original signatures be deposited with the Register of Deeds [**Registro Público de Comercio**] of the corporate domicile.

The provisional and permanent stock certificates may but need not bear attached registered and numbered coupons for the payment of dividends or the exercise of other rights, as determined by a General Stockholders' Meeting or Board of Directors' Meeting.

In the event of loss, destruction or theft of provisional or permanent stock certificates, the owner thereof may request the issue of new stock certificates subject to the provisions of the General Credit Instruments and Transactions Law [**Ley General de Títulos y Operaciones de Crédito**]. The interested stockholder will bear any expenses incurred to issue the new provisional or permanent stock certificate.

As to shares to be deposited with a securities deposit institution, the Company may surrender one or more stock certificates covering all or part of the shares to be deposited, which will be issued to said securities deposit institution and may or may not bear attached coupons as provided in Article 74 of the Stock Market Law.

ARTICLE TENTH. Repurchase of Shares. Besides the events expressly listed in Articles 134 and 136 of the General Business Corporation Law, the Company may buy its own shares of stock through the Stock Exchange [**Bolsa de Valores**] at their current market price, in the following terms and conditions:

(a) The Company will repurchase its own shares out of the stockholder's equity account [**capital contable**] as long as said shares belong to the Company, or to the capital stock if, either before or after their acquisition, a Stockholders' or Board of Directors' Meeting decides to convert them into treasury stock. No resolution of a Stockholders' Meeting will be necessary to so repurchase the shares out of the capital stock.

(b) A General Ordinary Stockholders' Meeting may expressly set the maximum amount of funds which, as long as another Ordinary Stockholders' Meeting does not decide otherwise, the Company may use to repurchase its own shares during the period running from that Stockholders' Meeting to the immediately subsequent Ordinary Annual Stockholders' Meeting; the only limit will be that the sum of any funds to be used for such purpose may never exceed the total balance of the Company's net profits, including retained profits. The Board of Directors will appoint such person or persons as will be liable for repurchasing and placing the Company's own shares.

(c) The Company shares owned by the Company itself may not be represented at Stockholders' Meetings.

(d) The Company's own shares or the treasury stock to which this Article refers, without prejudice of the provisions of the General Business Corporation Law, may be placed among investors at large, without such placement or, if proper, a capital stock increase, depending on whether the Company's own shares of stock or treasury stock are involved, calling for a resolution of a Board of Directors' or Stockholders' Meeting.

(e) The provisions of Article 132 of the General Business Corporation Law shall not apply as to any treasury stock which is once again placed among investors at large as provided in this Article.

ARTICLE ELEVENTH. Stock Transfer Book [**Libro de Registro de Acciones**]. The Company will carry a Stock Transfer Book pursuant to Articles 128 and 129 of the General Business Corporation Law, on which the permanent or provisional stock certificates issued by the Company will be recorded, with an indication of the personal, trade or corporate name, nationality and address of the holders.

Said Stock Transfer Book may be carried by (a) the Secretary or, in his absence, the Assistant Secretary of the Board of Directors; (b) any securities deposit institution, (c) any credit institution, or (d) anyone appointed by the Board of Directors to act as registrar on behalf and in the name of the Company. In want of an express appointment by the Board of Directors, the Stock Transfer Book will be carried by the Secretary and, in his absence, by the Assistant Secretary of the Board of Directors.

Upon request of any interested party, and after the necessary proof has been filed, any transfers and conversion of shares of stock and any creation of real rights, attachments and other liens on the same will be recorded on the Stock Transfer Book.

The Stock Transfer Book will be closed during the period running from the second business day before the holding of a Stockholders' Meeting to and including the date on which the Stockholders' Meeting is held; during said period, no entries

will be made on the Stock Transfer Book and no certifications or certificates will be issued.

In the event that the Company's shares of stock are listed in a stock exchange [**mercado de valores**] of renown, the Stock Transfer Book will be updated for each Stockholders' Meeting with the proof of deposit issued and with the records kept and entries made by the securities deposit institution where the Company's shares of stock are deposited, and the lists issued by the depositories [**instituciones depositantes**] of any holders that complement such certificates [sic], pursuant to the applicable provisions of the Stock Market Law. As to the shares of stock covered by them, such certificates and lists will constitute the respective entry on the Stock Transfer Book.

The Company will consider as legitimate holder of shares only such party as may be recorded as stockholder in the Stock Transfer Book pursuant to Articles 128 and 129 of the General Business Corporation Law and, if proper, whoever files the documentation referred to in Article 78 of the Stock Market Law.

ARTICLE TWELFTH. Requirements to Cancel the Registration of Shares. Prior to canceling the registration of the Company's shares in the Section of Securities of the National Securities Register [**Registro Nacional de Valores**], either upon the request of the Company itself or upon a resolution passed by the National Banking and Securities Commission [**Comisión Nacional**

**Bancaria y de Valores**], the Company's majority stockholders at the time shall make a public offering [**oferta pública de compra**] to the minority stockholders to buy for at least the higher of (i) the average as of the close of business during the 30 (thirty) days that the shares were quoted, prior to the offering date; and (ii) the book value [**valor contable**] of the shares pursuant to the latest quarterly report filed with the Commission and the stock exchange prior to the offering, unless the National Banking and Securities Commission, upon deciding on the authorization of the public offering to buy shares in order to cancel said registration, authorizes a different price.

Any amendment to this Article of the By-Laws calls (i) for the prior approval of the National Banking and Securities Commission, and (ii) for a resolution of a General Extraordinary Stockholders' Meeting passed with at least 95% of the votes of the shares of stock.

The Company's majority stockholders will not be bound to make said public offering if proof is provided that the consent of all of the stockholders was granted to make the cancellation.

ARTICLE THIRTEENTH. Capital Stock Increases. Any increases in the Company's minimum fixed capital stock without the right to be redeemed will be effected by means of a resolution passed by a General Extraordinary Stockholders' Meeting, and therefore Article Sixth of the By-Laws must be

amended. Any increases in the Company's variable capital stock within the limit set in Article Sixth hereof will be effected by means of a resolution passed by a General Ordinary Stockholders' Meeting. New shares may be issued only after all of the preceding shares have been fully subscribed to and paid up.

The minutes containing the resolutions to increase the capital stock will always be notarized without the need, in the case of variable capital stock increases, to amend the By-Laws or to record the corresponding public deed in the Register of Deeds. Upon passing the respective resolutions, the Stockholders' Meeting that declares the increase, or any later Stockholders' Meeting or else, in the event of omission or delegation by said Stockholders' Meeting, the Board of Directors, will set the terms and guidelines to carry out such increase.

In the event of a capital stock increase by capitalizing premiums on stock, retained profits, reserves or any other stockholders' equity account, the stockholders will participate in the increase in proportion to the number of shares they own. Since the Company's stock certificates do not state a par value, no new stock certificates need be issued in these cases.

All capital stock increases must be entered on the Company's Book of Capital Stock Variations [**Libro de Registro de Variaciones de Capital**].

ARTICLE FOURTEENTH. Right of First Refusal. The stockholders will have the right of first refusal to which reference is made in the following paragraphs of this Article, except as to (i) shares issued to all of the stockholders due to the capitalization of stock subscription premiums [**primas de suscripción de acciones**], retained profits and other stockholders' equity accounts; (ii) any subscription offering made pursuant to Article 81 of the Stock Market Law; (iii) shares issued to represent capital stock increases for up to the amount of the capital stock of any merged company or companies in the event of a merger in which the Company is the surviving business entity [**fusionante**]; (iv) the placement of treasury stock acquired by the Company as the Stock Exchange, pursuant to Article Tenth of these By-Laws; or (v) the issue of treasury stock to convert debentures pursuant to Article 210 Bis of the General Credit Instruments and Transactions Law.

In any capital stock increases carried out by payments in cash or in kind or by capitalizing the Company's liabilities, the holders of the Company's existing, paid up and outstanding shares will have a right of first refusal to subscribe to new shares issued or outstanding to represent the increase, in proportion to the number of shares they own, for a term of 15 (fifteen) calendar days counting from the day following the publication date of the corresponding notice on the *Official Gazette* of the Company's domicile, or from the day following the

date on which the Stockholders' Meeting is held, if all of the shares of stock were represented at the same.

In the case of an issue of shares which, due to the resolution of a Stockholders' Meeting, were deposited with the Company's Treasury for later subscription and payment, the stockholders will have the right of first refusal to subscribe to such shares once they are offered for subscription and payment, unless the stockholders exercised such right upon declaring the respective capital stock increase, or in the event mentioned in Article 81 of the Stock Market Law.

In case some shares of stock remain unsubscribed after the expiration of the term during which the stockholders enjoyed the right of first refusal granted by this Article, such shares may be offered to any person for subscription and payment as determined by the General Stockholders' Meeting that declared the capital stock increase, or as determined by the Board of Directors, on the understanding that the price at which the shares are offered to third parties may not be less than the price at which they were offered to the Company's stockholders for subscription and payment.

ARTICLE FIFTEENTH. Capital Stock Reduction. The capital stock may be decreased by means of a resolution of a General Stockholders' Meeting in order to absorb losses or to refund contributions to the stockholders, as well as (i) in the event that some stockholder wishes to exercise the right of

redemption to which Articles 213 and 220 of the General Business Corporation Law refer; or (ii) in the events of separation to which Article 206 of said Law refers; or (iii) as a result of the purchase of the Company's own shares which are to be converted into treasury stock, pursuant to Article 14 Bis 3, Section I, of the Stock Market Law and Article Tenth hereof.

Any minimum fixed capital stock reductions will call for a resolution of a General Extraordinary Stockholders' Meeting and an amendment to Article Sixth of these By-Laws, in which case the provisions of Article 9 of the General Business Corporation Law must be complied with, if the capital stock reduction is effected to refund contributions to stockholders or to release them from their obligation to pay the unpaid subscription value. The variable capital stock reductions may be carried out by a resolution of a General Ordinary Stockholders' Meeting; the only requirement being that the corresponding minutes be notarized, without it being necessary to record the respective deed in the Register of Deeds.

A Stockholders' Meeting may reduce the capital stock by proportionately affecting all of the stockholders in such manner that, after the reduction, they have the same percentages in the whole capital stock that they had before the reduction, without it being necessary to select the shares to be redeemed by means of a drawing. Since the Company's stock certificates do not

state a par value, it will not be necessary to cancel stock certificates in these cases.

The capital stock may not be reduced to less than the minimum legal amount. All capital stock reductions must be entered on the Company's Book of Capital Stock Variations.

ARTICLE SIXTEENTH. Redemption of Shares with Profits. The Company may redeem shares with distributable profits without decreasing the capital stock. The General Extraordinary Stockholders' Meeting that approves the redemption, besides abiding by the applicable provisions of Article 136 of the General Business Corporation Law, must observe the following specific rules:

(a) The Stockholders' Meeting may agree to redeem shares proportionately among all of the stockholders, so that after the redemption they have the same percentages in the whole capital stock that they had before the redemption, without it being necessary to select the shares to be redeemed by means of a drawing, notwithstanding that the meeting set a specific price.

(b) In the event that the Stockholders' Meeting agrees that the shares be redeemed by buying them at the stock exchange, either a Stockholders' or Board of Directors' Meeting will approve the system to redeem the shares, the number of shares to be redeemed and the person who will act as intermediary or buying agent at the stock exchange.

(c) Except for the provisions of the preceding paragraph (b), in the event that the Stockholders' Meeting set a specific redemption price, the shares to be redeemed will be selected by means of a drawing carried out before a notary public or a commercial broker [**corredor público**]. The certificates of the stock redeemed in the event to which this paragraph (c) refers will be voided.

ARTICLE SEVENTEENTH. Right of Redemption. No resolution of a General Stockholders' Meeting will be necessary for a capital stock reduction as a consequence of a stockholder's wish to exercise his right of redemption pursuant to Articles 220 and 221 of the General Business Corporation Law.

The refund of any shares subject to redemption will be effected at the lower of (i) 95% of the stock exchange quotation value obtained from the average of transactions carried out during the thirty days that the Company's shares were listed prior to the redemption effective date, on the understanding that if the Company's shares are also listed on one or more foreign stock exchanges, the lower value will be taken into consideration to compute the refund; and (ii) the book value of the shares, pursuant to the financial statement approved by a General Ordinary Stockholders' Meeting for the closing of the fiscal year in which the redemption will become effective.

The redemption in whole or in part of any contributions by a stockholder will become effective at the end of the current

fiscal year, if the notice of the decision to exercise the right of redemption is served before the last quarter of said fiscal year, or on the closing date of the immediately subsequent fiscal year if such notice is served during the last quarter of the fiscal year. The refund will be payable by the Company from the day following the holding of the General Ordinary Stockholders' Meeting that approves the financial statement for the fiscal year in which the redemption is to become effective.

The Company's stockholders may not exercise their right of redemption if so doing affects the fixed capital stock without the right to be redeemed. In the event that the Company receives several redemption requests at the same time whose effect is to reduce the capital stock to less than the minimum legal amount, the Company will refund only such shares as do not reduce the minimum fixed capital stock to less than the minimum legal amount; any refund to any requesting stockholder will be made in proportion to the number of shares whose refund was concurrently requested.

## CHAPTER III

## STOCKHOLDERS' MEETINGS

ARTICLE EIGHTEENTH. Types of Stockholders' Meetings. Stockholders' Meetings may be General or Special Stockholders' Meetings. General Extraordinary Stockholders' Meetings are those (i) called to address any of the issues listed in Article 182 of the General Business Corporation Law (other than variable capital

stock increases and decreases); and (ii) called to approve the cancellation [of the registration] of the Company's shares of stock in the Section of Securities of the National Securities Register and at domestic of foreign stock exchanges in which they are listed, except for [electronic] quotation systems or other markets not organized as stock exchanges; and (iii) called to approve amendments to Article Twelfth of these By-Laws. All other General Stockholders' Meetings will be General Ordinary Stockholders' Meetings.

Special Stockholders' Meetings will be those held pursuant to Article 195 of the General Business Corporation Law.

Any resolutions validly passed by Stockholders' Meetings will be binding upon the Company and upon the absent and dissenting stockholders.

ARTICLE NINETEENTH. Notices for the Meetings. The authority to call Stockholders' Meetings is conferred on (i) the Board of Directors, in which case it will be enough that the notice for any meeting be signed by the Chairman or by the Board Secretary or the Assistant Secretary; and (ii) the Examiners [**Comisarios**]. The stockholders may request that a notice be issued for a Stockholders' Meeting in the cases provided for by the Law. If the Company's shares of stock are listed in the Stock Exchange and in the National Securities Registry, stockholders accounting for at least 10% (ten per cent) of the capital stock may request that a General Stockholders' Meeting be

called pursuant to Article 184 of the General Business Corporation Law.

The notices for Stockholders' Meetings must be published on the *Official Gazette*, or one of the largest circulation dailies, of the corporate domicile, at least 15 (fifteen) calendar days prior to the date set to hold the meeting, if they are to be held pursuant to a first notice, or at least 8 (eight) days if a later notice is issued. The notices will contain the Agenda and must be signed by the person or persons who make them. From the moment that a notice for a Stockholders' Meeting is published, the information and documents related to each item of the Agenda must be made available to the stockholders immediately and for free.

The Stockholders' Meetings may be held without a prior notice if all of the shares of stock are represented at the time of voting. Except for the provisions of the next paragraph, only the issues listed in the Agenda included in the corresponding notice will be addressed at Stockholders' Meetings.

If all of the stockholders are present at an Ordinary, Extraordinary or Special Stockholders' Meeting, the meeting may decide by a unanimous vote on any issue, including any issue which is not listed in the Agenda.

ARTICLE TWENTIETH. Admission to Stockholders' Meetings. In order to prove their right to attend a Stockholders' Meeting, stockholders must deposit their

provisional or permanent stock certificates with the Company's Secretary or with any credit or securities deposit institution. If the stock certificates are not deposited with the Company's Secretary, the deposit institution will issue proof of deposit which, in order to be effective *vis-à-vis* the Company, must contain the holder's personal, trade or corporate name and the number of shares covered by the deposited certificate. Any shares so deposited will be returned on the business day following the day on which the Stockholders' Meeting is held.

The deposit of the stock certificates with the Company's Secretary, or the surrender to the Company's Secretary of the proof of deposit of such certificates, must be made during business hours from the notice publication date (or the next day, if such publication date is a non-business day) to three business days, at the latest, before the date on which the meeting is to be held.

Upon expiration of said term, the Secretary will draw up an attendance list for the Stockholders' Meeting, which before the start of the meeting, will be signed by those entitled to attend the meeting pursuant to this Article or by their representatives. Fulfillment of these requirements is necessary in order to be admitted to the place of the meeting.

ARTICLE TWENTY FIRST. Stockholders' Representatives. The stockholders may be represented at Stockholders' Meetings by

one or more designees appointed by means of a letter proxy executed before two witnesses.

In the event that the Company's shares are listed in the Stock Market and in the National Securities Register, the persons who attend Stockholders' Meetings on behalf of stockholders may prove their qualifications by means of a proxy granted on forms drawn up by the Company, as provided by the applicable articles of the Stock Market Law. During the term to which Article 173 of the General Business Corporation Law refers, the Company must make available the proxy forms to the stock market intermediaries that establish that they represent the Company's stockholders in order for them in turn to make such proxy forms available on time to their principals. The Secretary must make sure that the provisions of this paragraph are complied with and report on such compliance to the Stockholders' Meeting, in order to so state in the respective minutes.

Neither the Directors nor the Examiners may represent stockholders at any Stockholders' Meeting; furthermore, they may not vote their own share in connection with their liability or the approval of the reports to which Articles 166, Section IV, and 172 of the General Business Corporation Law refer.

ARTICLE TWENTY SECOND. Exercise of Corporate and Beneficial [**Patrimoniales**] Rights. Only fully paid up shares [**acciones liberadas**] (and assessable shares [**acciones pagadoras**] whose holders are up-to-date in the payment of capital

contributions) entitle their holders to exercise the corporate and beneficial rights that they confer. Any unsubscribed shares and assessable shares whose holders have defaulted *vis-à-vis* the Company will not be regarded to be outstanding in order to determine the quorum for and the votes at Stockholders' Meetings.

ARTICLE TWENTY THIRD. Chairman and Secretary of Stockholders' Meetings. The Chairman of the Board of Directors will chair Stockholders' Meetings. In his absence, the stockholders will be chaired by the Board Vice Chairman, if any, designated for that purpose, if present, and in the latter's absence, by the person appointed by a majority vote by the stockholders who are present.

The Board Secretary, the Assistant Secretary, if any, or the person thereunto appointed by a majority vote of the stockholders who are present, will act as Secretary at Stockholders' Meetings.

The Chairman will appoint two or more Tellers from among the stockholders who are present or their attorneys in fact, in order to count the shares. The votes at all General Stockholders' Meetings will be cast by raising arms, unless, upon motion of any stockholder, decide a majority of the stockholders present at the Stockholders' Meeting that the votes be cast by ballot.

ARTICLE TWENTY FOURTH. Ordinary and Extraordinary Stockholders' Meetings. A General Ordinary Stockholders' Meeting

will be held at least once every year within 4 (four) months following the end of each fiscal year. In addition to the issues listed on the Agenda, the General Annual Ordinary Stockholders' Meeting must (i) address, approve or change the Board of Directors' report to which reference is made in Article 172 of the General Business Corporation Law, bearing in mind the Examiner's or Examiners' report and the report on any companies a majority of whose shares of stock or equity interests is held by the Company, provided that the value of the investment in each of said companies exceeds 20% of the Company's stockholders' equity, as reflected on the Company's financial statement as of the closing of the corresponding fiscal year; (ii) decide on the allocation of profits; and (iii) appoint the members of the Board of Directors, the Examiner or Examiners and the Proprietary and Deputy Members of the [Board] Committees, and set their remuneration.

A General Extraordinary Stockholders' Meeting will be held whenever there is any issue which should be addressed by it.

ARTICLE TWENTY FIFTH. Quorum for Ordinary Stockholders' Meetings. In order for a General Ordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, at least 50% of the outstanding shares into which the paid up capital stock is divided must be represented thereat. Its resolutions will be valid if passed by a majority vote of the shares represented thereat. In the event of a second notice, a

General Ordinary Stockholders' Meeting may be validly held regardless of the number of shares represented thereat, and its resolutions will be valid if passed by a majority vote of the outstanding shares represented thereat.

ARTICLE TWENTY SIXTH. Quorum for Extraordinary and Special Stockholders' Meetings. The following rules will apply to Extraordinary and Special Stockholders' Meetings:

I. In order for a General Extraordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, at least 75% of the outstanding shares of stock must be represented thereat, and its resolutions will be valid if passed by the favorable vote of stockholders accounting for at least 50% of the outstanding shares of stock. A General Extraordinary Stockholders' Meeting may be held validly pursuant to a second or later notice if at least 50% of the outstanding shares into which the paid up capital stock is divided are represented thereat, and its resolutions will be valid if passed by the favorable vote of stockholders accounting for at least 50% of the outstanding shares of stock.

II. The rules of Section I of this Article will apply to Special Stockholders' Meetings, making reference to the special category of shares involved.

ARTICLE TWENTY SEVENTH. Postponement of Vote, Opposition and Minutes. Stockholders accounting for at least 10% of the shares represented at a Stockholders' Meeting may request

that the vote be postponed on any issue regarding which they believe they are not fully informed, pursuant to Article 199 of the General Business Corporation Law.

Stockholders accounting for at least 20% of the capital stock may judicially oppose any resolutions passed at General Stockholders' Meetings, provided that they meet the requirements of Article 201 of the General Business Corporation Law; Article 202 of said Law will also apply.

The minutes of Stockholders' Meetings will be transcribed on the Company's Minute Book of Stockholders' Meetings and will be signed by the Chairman and Secretary of the meetings and by the Examiner who attended such meetings.

## CHAPTER IV

## MANAGEMENT AND SURVEILLANCE

ARTICLE TWENTY EIGHTH. Membership of the Board of Directors. The Company's management will be entrusted to a Board of Directors.

(a) The Board of Directors will be made up by at least 9 (nine) and at the most 20 (twenty) Proprietary Directors, of whom at least 25% must be independent, pursuant to the Stock Market Law. A Stockholders' Meeting may appoint a Deputy Director for each Proprietary Director. If a Stockholders' Meeting expressly agrees, one person may be appointed deputy for two or more Proprietary Directors, on the understanding that if several Proprietary Directors are absent from a meeting, the

respective Deputy Director may only act on behalf of one of them. The Deputy Directors of independent Directors must also be independent Directors. The number of Directors will be set by a General Ordinary Stockholders' Meeting. The appointment or election of the Directors will take place each year at a General Ordinary Stockholders' Meeting, by a majority vote. Stockholders accounting for at least 25% of the capital stock will be entitled to appoint a Proprietary Director and a Deputy Director, who may only substitute for the involved Proprietary Director; said percentage will be of 10% of the capital stock if the Company's shares of stock are listed on a Stock Exchange and in the National Securities Register. Once the appointments by the minority stockholders have been made, a Stockholders' Meeting will determine the total number of members who will make up the Board of Directors and will appoint the other Board members by a majority vote, disregarding the votes of the stockholders who exercise the minority right to which this Article refers.

(b) The Directors may but need not be stockholders; they will hold office for two years, may be reelected or their appointments, even the appointment of Directors appointed by stockholders who exercise their minority right, may be revoked at any time; they will be paid the remuneration set by a General Ordinary Stockholders' Meeting. The foregoing notwithstanding, a General Ordinary Stockholders' Meeting may revoke the

appointments of Directors appointed by minority stockholders only if it also revokes the appointments of all the other Directors.

The Directors will remain in office even if the time for which they were appointed has expired, until new appointments are made and their successors take office. The Directors, Examiners, managers and administrators need not post a performance bond to guarantee fulfillment of their duties, unless the General Stockholders' Meeting that appointed them sets such obligation.

ARTICLE TWENTY NINTH. Board Chairman, Vice Chairman and Secretary. In want of an express appointment by a Stockholders' Meeting, or in the event of resignation or permanent absence of the Board Chairman appointed by a Stockholders' Meeting, the Board of Directors, at its first meeting held immediately after the Stockholders' Meeting that appointed it, or after such resignation or permanent absence, must appoint a Chairman from among its proprietary or deputy members. The Board of Directors may also appoint a Vice Chairman from among its proprietary or deputy members. If a Deputy Director is so appointed, he will become a Proprietary Director. The Board Chairman or, in his absence, a Vice Chairman, will chair Board of Directors' Meetings. The Chairman and, in his absence, the Vice Chairman, will, merely due to their appointments, represent the Board, comply with and enforce any resolutions passed by Stockholders', Board of Directors' and

Committee Meetings, without the need of a special resolution and without prejudice of the Stockholders' and Board's authority to appoint special delegates to carry out specific acts.

In the event that a Stockholders' Meeting fails to appoint them, the Board of Directors must also appoint a Secretary and an Assistant Secretary, who need not be Board members. The Board may in addition appoint persons to hold such other positions as it may deem advisable in order to better perform its own duties.

Any copies or certificates of minutes of Board of Directors', Committee and General Stockholders' Meetings, of any entries on the corporate books and records, and generally of any Company document, may be authorized and attested to by the Secretary or his Deputy, who will be known as the Proprietary Secretary and Assistant Secretary of the Company, and who will be permanent delegates to issue notices for Stockholders' Meetings that the Board decides to issue or that are requested of it by holders of at least 10% of the outstanding shares, pursuant to Article Nineteenth hereof, and to show up before a Notary Public of their choice to notarize the resolutions contained in the minutes of Board of Directors' or Stockholders' Meeting, without needing any express authorization to do so. The Secretary will draw up and transcribe on the respective minute books the minutes containing the resolutions of Stockholders', Board of Directors' and Committee Meetings, as well as any resolutions passed by a

unanimous vote in lieu of holding a Stockholders' or Board of Directors' Meeting, and will issue certificates of said minutes or resolutions and of any appointments, signatures and authority of the Company officers and attorneys in fact. The Secretary and his Deputy will hold office for as long as no new appointments are made and their successors have not taken office.

ARTICLE THIRTIETH. Board of Directors' Meetings. The Board of Directors will meet at least once every 3 (three) months, on such dates as the Board of Directors may set for the year at the first meeting held during the first quarter of each fiscal year, without it being necessary to issue notices for Board members to attend previously schedule meetings as per the meeting schedule approved by the Board.

In addition, the Board may meet on any other date stated on a notice issued to all Proprietary and Deputy Directors via mail, telegram, telefax, courier or any other means that allows for the receipt of such notice at least 5 (five) days prior to the date set to hold the meeting. The notices may be made by the Chairman of the Board of Directors, any Directors accounting for at least 25% of all of the Board membership, or any Examiner. In any event, the Company Examiners must be invited to attend Board Meetings. Besides the event provided for in the first paragraph of this Article, the Board of Directors may assemble at any time and without a prior notice if all of the proprietary Board members are present. The Board Meetings will

be held at the Company's domicile or elsewhere as previously determined by the Board of Directors. The minutes containing Board resolutions must be signed by whoever acted as Chairman and Secretary at the corresponding meeting and will be transcribed on a specific book that the Company will carry for such purpose.

The Directors and Examiners involved in any transaction which is contrary to the Company's interests must so advise the other Directors and abstain from discussing such issue [and], in the case of the Directors, [from passing] any resolution thereon. Anyone who contravenes this provision shall be liable for any damages caused to the Company.

ARTICLE THIRTY FIRST. Convening and Resolutions of Board of Directors' Meetings. In order for Board of Directors' Meetings to be regarded legally convened, a majority of the Proprietary Directors or their deputies, if any, must be present thereat. The Board will pass its resolutions by a majority vote of the Directors present. In the event of a tie, the Chairman will cast the tie-breaking vote.

ARTICLE THIRTY SECOND. Resolutions without Holding a Board Meeting. Pursuant to Article 143, last paragraph, of the General Business Corporation Law, the Board of Directors may validly pass resolutions without holding a formal meeting; the Board Committees may do the same. Any resolutions passed without holding a meeting must be approved by the favorable vote of all the proprietary Board or Committee members or, in the event of

the permanent absence or disability of any of them, by the favorable vote of the corresponding deputy members. Any resolutions thus passed must be confirmed in writing, will be transcribed on the Minute Book of Board of Directors' Meetings, and will be signed by the Chairman and the Secretary. The confirmation in writing must be sent to the Chairman or the Secretary via mail, telefax or courier service.

ARTICLE THIRTY THIRD. Board of Directors' Duties and Authority. The Board of Directors will run and manage the Company and decide on everything regarding the pursuit of the Company's purposes, and:

(i) Define the Company's strategy.

(ii) Make sure that the stockholders and the market [sic] have access to the Company's information pursuant to the Stock Market Law and general rules.

(iii) Implement internal control mechanisms.

(iv) Make sure that the Company has the necessary mechanisms to comply with the applicable laws.

(v) Regularly assess the Chief Executive Officer's and top-ranking officers' performance.

(vi) Review the report issued by the Audit Committee to which reference is made in Article Thirty Fifth hereof, and appraise the findings or recommendations made in the same.

The Board of Directors is the Company's legal representative with authority, in the name and on behalf of the

Company, to carry out any acts which the Law or these By-Laws do not reserve to Stockholders' Meetings. The Board of Directors will have the following authority and obligations by way of illustration and not by way of limitation:

I. A general power of attorney for lawsuits and collections, with all of the general authority and the special authority that calls for a special clause pursuant to law, without limitation, as provided in Article 2554, first paragraph, of the Civil Code for the Federal District and the corresponding Article of the Civil Code for each other State of the Republic of Mexico and the Federal District. The Board of Directors has the following authority by way of illustration and not by way of limitation: to file complaints, press criminal charges and grant acquittals, to join criminal procedures as aggrieved party or assistant; to drop any actions filed by it, including **amparos** [proceedings seeking protection under constitutional grounds]; to make settlements, submit to arbitration, answer and propound interrogatories, assign property, challenge judges, receive payments and carry out all acts specified by law, and represent the Company before judicial and administrative, criminal, civil or other authorities, and before labor authorities and courts.

II. A general power of attorney for acts of administration and acts of ownership, pursuant to Article 2554, paragraphs second and third, of the Civil Code for the Federal District and the corresponding Article of the Civil Code for each

other State of the Republic of Mexico and the Federal District, on the understanding that the Board of Directors will need the prior authorization of a General Ordinary Stockholders' Meeting to buy or sell shares or exercise the right of redemption, only in the following events:

(a) In the event that the purchase value of another company's shares or partnership interests in one or more series of concurrent or successive purchases, exceeds 20% of the Company's stockholders' equity, as reflected on its latest financial statements. No approval of a General Ordinary Stockholders' Meeting shall be necessary if shares or partnership interests of other companies are purchased whose activities are the same as the activities of the Company's subsidiaries.

(b) In the event that the sale value of another company's shares or partnership interests in a single or series of concurrent or successive sales, exceeds 20% of the Company's stockholders' equity as reflected on its latest financial statements. The approval of a General Ordinary Stockholders' Meeting will also be necessary if shares or partnership interests are sold which involve, in a single or a series of concurrent or successive sales, the loss of control of the company involved, whose activities are the same as the Company's activities.

(c) To exercise, pursuant to Article 220 of the General Business Corporation Law, the right of redemption of the shares of stock of companies in which the Company may be a

stockholder, if such an action involves, in a single or several concurrent or successive transactions, the refund of shares whose value exceeds 20% of the Company's stockholders' equity, as reflected on its latest financial statements. The approval of a General Ordinary Stockholders' Meeting will also be required if the redemption implies, in a single transaction or several concurrent or successive acts, the loss of control of the company involved whose activities are the same as the Company's activities.

III. A power of attorney to appoint and remove the Chief Executive Officer [**Director General**] and any other Managing Director and General or Special Manager, and other Company officers, attorneys in fact, agents and employees, and to set their authority, duties, labor conditions and pay.

IV. To issue, draw, subscribe, accept, endorse for deposit [**endosar**], endorse as security [**avalar**] and otherwise negotiate with all kinds of credit instruments, pursuant to Article 9 of the General Credit Instruments and Transactions Law.

V. To open and cancel accounts with any bank or any other financial intermediary, and to make deposits in and withdraw from said accounts, and to appoint the persons who may draw against them and to set the specific authority of such persons.

VI. To call General Ordinary, Extraordinary or Special Stockholders' Meetings and to enforce their resolutions.

VII. To draw up internal labor regulations.

VIII. To appoint and remove the Company's external auditors.

IX. To set up Company offices and branches and to stipulate domiciles for contract and tax purposes, elsewhere in the Republic of Mexico or abroad.

X. The authority, which cannot be delegated, to determine how the Company-owned shares will be voted at Stockholders' Meetings of companies in which the Company owns a majority equity interest.

XI. The authority, which cannot be delegated, to approve (i) any transactions not falling in the regular course of business between the Company and its partners, or with persons forming the Company's management or with whom such persons have equity relations or else a relationship by blood or kinship by marriage up to the second degree, the spouse or concubine; (ii) the purchase or sale of property for up to 10% or more of the [value of the] assets; (iii) the posting of guaranties for an amount in excess of 30% of the [value of the] Company's assets; and (iv) transactions other than the preceding transactions that do not fall within the regular course of business and that represent over 1% of the Company's assets. The members of the Board of Directors will be liable for any resolutions they pass in connection with the matters to which this paragraph refers unless, not being at fault, they expressed their inconformity at

the time of discussing and deciding in connection with the involved act, or did not attend the Board Meeting at which such resolution was passed.

XII. To confer, grant, revoke or modify general or special powers of attorney and, if proper, within the limit of its own authority, to grant the authority of substitution, other than in connection with any authority whose exercise is entrusted only to the Board of Directors by law or hereunder, and to reserve the exercise of its own authority.

XIII. To take out, on account of the Company, and to enter into such agreements and carry out such acts as may be advisable or necessary to take out, civil liability insurance of which the Company may be the loss payee, in connection with the obligation to indemnify the Company for any damages incurred by the members of the Board of Directors, including the members of the Committees to which these By-Laws refer, or the Examiners or the Chief Executive Officer or the Secretary or Assistant Secretary of the Company's Board of Directors or any of said Committees, due to acts or omissions unwillfully committed while performing their duties.

XIV. To carry out all of such acts as are authorized by these By-Laws or which are a consequence of the same.

XV. To authorize, when necessary pursuant to Article 14 Bis 3 of the Stock Market Law, the purchase at a stock exchange of the Company's own shares of stock in the terms of the

applicable laws, and their later placement as provided in Article Tenth hereof.

ARTICLE THIRTY FOURTH. Appointment of Officers. The Chief Executive Officer appointed by Board of Directors to take over the operation and direction of the Company's business will have the authority conferred upon it by the Board. The Chief Executive Officer may but need not be a stockholder or Director and will hold office indefinitely until the Board of Directors revokes his appointment or accepts his resignation.

ARTICLE THIRTY FIFTH. Audit Committee. The Company will have an Audit Committee made up by at least three Directors; the Committee Chairman and the majority of the Committee members must be independent; the Examiner or Examiners will be invited to join Committee meetings and he or they will attend as guests, and may speak up but not vote at such Committee meetings. The Audit Committee will have the following duties, among others:

(a) to draw up a yearly report on its activities for filing with the Board of Directors;

(b) to report on transactions carried out with related persons to which reference is made in Article Thirty Third, Section XI, subsection (i), hereof; and

(c) to propose the hiring of independent specialists where it deems it advisable, in order for them to render an opinion regarding the transactions to which Article Thirty Third, Section XI, hereof refers.

The Audit Committee report must be submitted to the Board of Directors in order for the latter to attach it to the annual report that it will submit to a Stockholders' Meeting as provided in Article 172 of the General Business Corporation Law.

The Audit Committee members and the Examiners who in any transaction have any interest not consistent with the Company's interests, must so advise the other Committee members and abstain from engaging in any discussion and resolution. Anyone who contravenes this provision shall be liable for any damages caused to the Company.

ARTICLE THIRTY SIXTH. Other Committees. If a General Ordinary Stockholders' Meeting so decides, the Company may also create one or more additional Committees as intermediate management bodies. Each Committee will be made up by an uneven number of Proprietary and Deputy Directors appointed by a General Ordinary Stockholders' Meeting from among the proprietary or deputy members of the Board of Directors.

The Audit Committee and the other Committees appointed will act always as a collegiate body [i.e., as a three-member body]. The Committee members will hold office one year and until their successors have taken office; they may be reelected, or they may be removed at any time, and will be paid as decided by a General Ordinary Stockholders' or Board of Directors' Meeting. The appointment of any [Committee] member will be regarded

revoked upon his ceasing to be a member of the Board of Directors.

The Committees will meet when and as often as determined by each Committee at the first meeting held in each fiscal year, and it will not be necessary to call the Committee members to attend meetings that have been previously scheduled pursuant to the meeting calendar approved by the Committee. In addition, each Committee will assemble whenever the Committee Chairman, two proprietary Committee members or some Examiner so decide, pursuant to a three-day advance notice on all proprietary Committee members and the deputy Committee members that may be necessary; the Company Examiners must always be invited to Committee meetings, at which they may speak up but not vote. The notice must be sent out via mail, telegram, telefax, courier or any other means providing conclusive proof of receipt, issued at least three (3) days in advance. The notice may be signed by the Chairman of said Committee or by the Secretary, or by the Assistant Secretary, of the Company's Board of Directors, who will hold the same position in the Committee, unless such Committee appoints a specific Secretary. The Committees may meet at any time, without a prior notice if all of the proprietary members are present.

In order for Committee meetings to be regarded legally convened, a majority of the Committee members must be present thereat. The resolutions must be passed by the favorable vote of

a majority of the Committee members and may be passed without holding a Committee meeting with the unanimous resolution in writing of its members. The Committee Chairman will not cast the deciding vote in the event of a tie.

The Audit Committee and all other Committees will have such authority and carry out such duties as are expressly conferred upon or entrusted to them hereunder, by the Stockholders' Meeting that creates them or by the Board of Directors. Such authority will not include the authority reserved by law or these By-Laws to a General Stockholders' or Board of Directors' Meeting. No Committee may delegate its authority on anyone, but may designate delegates to carry on its resolutions. Each Committee Chairman will be empowered to enforce such resolutions individually, without any express authority. Each Committee member must report to the Board of Directors, each year, on the activities it carries out or else when in its opinion some facts or acts take place which are transcendental for the Company. Minutes will be drawn up of each Committee meeting which will be recorded on a special book, and which will attest to the attendance of the Committee members and the resolutions passed and which must be signed by whoever acted as Chairman and Secretary. Any unanimous resolutions passed without holding a meeting will be signed by those who passed them and will be transcribed and then signed by the Secretary on said book.

ARTICLE THIRTY SEVENTH. Examiners. The Company's surveillance will be entrusted to one or more Examiners, who will have their own deputies, appointed by a General Ordinary Stockholders' Meeting and who need not be Company stockholders. The Examiners and their deputies, if any, will be appointed each year, may be reelected one or more times and will hold office until a Stockholders' Meeting makes new appointments and their successors take office. The Examiners will have the authority and duties listed in Article 166 of the General Business Corporation Law and these By-Laws.

In addition to the Board of Directors' Meetings, the Examiners must be invited to meetings of all intermediate management bodies on which the Board of Directors delegated some authority.

In the event that the Company's shares of stock are listed on a Stock Exchange and in the National Securities Register, the holders of shares accounting for at least 10% of the capital stock may appoint an Examiner. The appointments of the Examiners appointed pursuant to this paragraph may be revoked only if the appointments of the other Examiners are also revoked.

## CHAPTER V

## FISCAL YEAR AND FINANCIAL INFORMATION

ARTICLE THIRTY EIGHTH. Fiscal Year. The Company's fiscal year will run from January 1st to December 31st of each year. In the event that the Company is liquidated, merges with

another company and is not the surviving company, or is extinguished as a result of a spin-off, its fiscal year will end prematurely on the liquidation, merger or spin-off effective date and in the first case [i.e., the liquidation] it shall be deemed that there is a fiscal year throughout the time that the Company is in liquidation.

ARTICLE THIRTY NINTH. Annual Financial Report. Within four months following the end of each fiscal year, the Board of Directors will prepare at least the following information taking into consideration the report of the Audit Committee to which Article Thirty Fifth hereof refers:

I. A report on the Company's business during the fiscal year and on all the policies followed by the Board and, if proper, the principal existing projects;

II. A report listing and explaining the main accounting and reporting policies and criteria followed to draw up the financial information;

III. A statement showing the Company's financial condition as of the fiscal year end;

IV. A statement showing, duly explained and classified, the Company's profits during the fiscal year;

V. A statement showing the changes in the financial condition that took place during the fiscal year;

VI. A statement showing the changes in the stockholders' equity items that took place during the fiscal year; and

VII. Such notes as may be necessary to complement and clear up the information provided pursuant to the above statements.

The report to which this Article refers, together with the Audit Committee report and the Examiner's or Examiners' report, must be made available to the stockholders forthwith and for free, from the moment that the notice is issued to hold the General Stockholders' Meeting which is to address the same.

ARTICLE FORTIETH. Profits. The net profits for each fiscal year appearing on the Financial Statements duly approved by a General Ordinary Stockholders' Meeting will be allocated as follows:

I. 5% of the net profits will be set aside to form, increase or replenish the legal reserve fund, until such fund equals 20% of the capital stock.

II. Such amounts as a Stockholders' Meeting may agree upon will be set aside to create or increase general or special reserves.

III. The balance will be applied as decided by Stockholders' Meeting, on the understanding that no profits may be distributed as long as any losses sustained in prior fiscal

years have been offset or absorbed, or the capital stock has been reduced in the amount of the losses.

All of the shares of stock which are fully paid up when a dividend is declared will be entitled to a proportional part of such dividends. Any shares paid up in part will share in the dividend to the extent that they are paid.

The Company's founding partners did not reserve any special participation in the Company's profits.

ARTICLE FORTY FIRST. Losses. The losses, if any, will be borne by the stockholders in proportion to the number of shares they own and up to their participation in the capital stock.

CHAPTER VI

DISSOLUTION AND LIQUIDATION

ARTICLE FORTY SECOND. Dissolution. The Company will be dissolved in any of the events to which Article 229 of the General Business Corporation Law refers.

ARTICLE FORTY THIRD. Appointment of Liquidator. Once dissolved, the Company will be liquidated. A General Extraordinary Stockholders' Meeting will appoint one or more liquidators as well as deputy liquidators, if it so wishes, who will have the authority conferred upon them by the General Business Corporation Law or the Stockholders' Meeting that appoints them.

ARTICLE FORTY FOURTH. Liquidation. The liquidator or liquidators will carry out the Company's liquidation pursuant to the guidelines set by the Stockholders' Meeting [that approved the liquidation] or else pursuant to the following guidelines and the provisions of Chapter XI of the General Business Corporation Law:

I. They will wind up the [Company's] business as they may deem advisable;

II. They will pay out the debts by selling the Company's assets that may be necessary for such purpose;

III. They will draw up the final liquidation balance sheet and submit it to a Stockholders' Meeting for approval; and

IV. Once the final liquidation balance sheet has been approved, they will distribute any distributable net assets among the stockholders as provided hereunder and upon surrender and cancellation of the stock certificates. In the event of any disagreements among the liquidators, the Examiner must call a General Extraordinary Stockholders' Meeting to settle any issues as to which they disagree.

ARTICLE FORTY FIFTH. Duties During the Liquidation. During the liquidation, Stockholders' Meetings will be held as provided hereunder and the liquidators will have the duties that the Board of Directors has during the Company's regular life. The Examiners, as to the liquidators, will have the duties they

have during the term of the Charter and By-Laws vis-à-vis the Board of Directors.

GRUPO INDUSTRIAL SALTILLO

# GRUPO INDUSTRIAL SALTILLO

Company's name: Grupo Industrial Saltillo, S.A. de C.V.

Company's Address: Chiapas 375 pte., Col. República, CP 25280 Saltillo, Coahuila

Registered Common Single Series Shares.

Quotation Board Code: GISSA*

The shares of stock of Grupo Industrial Saltillo, S.A. de C.V., are registered in the Securities Section of the National Securities and Intermediaries Register [**Registro Nacional de Valores e Intermediarios**] (the "Securities Register") and are listed in the BMV.

The Registration in the Securities Register does not imply any certification as to the profitability of the securities or the issuer's solvency.

Annual Report filed pursuant to the general provisions applicable to Issuers of securities and other market participants. For the year ended on December 31st 2002

TABLE OF CONTENTS

## 1). General Information

### a) Executive Summary

Grupo Industrial Saltillo, S.A. de C.V. ("GIS" or "the Company"), is a Mexican Holding Company [**Controladora Mexicana**] with three business divisions: the Metal and Mechanical Division, the Construction Products Division and the Home Appliances Division.

The Company started its operations in 1928.

The three Group divisions participate in the most dynamic sectors (the automotive, construction material and home appliances sectors) of the economy. The Company's main plants are located in the City of Saltillo, State of Coahuila; San José Iturbide, State of Guanajuato, Mexico City, and San Luis Potosí, S.L.P.

The Company's 2002 fiscal year consolidated sales aggregated 7,042 million Mexican Pesos ("Peso," "Pesos" or "Ps."), a 1% reduction over 2001 in real terms.

This decrease in revenues was mainly due to a drop in sales of the gasoline engine iron block business (8%), a reduction in the average selling price of the diesel engine iron piece business (6% in dollars), and pressures due to prices and unfavorable mixtures in the sale of ceramic coatings and bathroom furniture. The price pressures in the latter businesses were caused by European product imports into Mexico.

The increases in sales sold by some of the major Company businesses allow for the above mentioned factors to be absorbed in part and, therefore, the drop in consolidated revenues to be minimal: the diesel [engine] iron blocks, ceramic coatings and aluminum foundry for automotive parts were some of the businesses that had positive figures as their sales increased 23%, 15% and 9% respectively.

GIS's 2002 fiscal year operating profit plus depreciation (EBITDA) aggregated 1,379 million Pesos, a 7% reduction over 2001 in real terms. Although the three Company Divisions shared in this reduction, the Construction Products Division contributed the most as its operating profit dropped 60 million pesos and its sales margin fell from 23% to 22%.

GIS's consolidated operating margin (EBITDA/SALES) was 20%.

The 2002 fiscal year net majority profits aggregated 220 million Pesos 3.1% of sales. The Company's total assets as of December 31st, 2002, aggregated 9,503 million Pesos.

GIS's balance sheet as of year end still shows the financial soundness that has distinguished it in the past years; thus, the indicators of the bank debt/total capitalization ratio ended in 35% and the interest coverage in 11 times.

In 2002, the behavior of the share price in Mexican market was very positive; throughout the year it increased by 55%.

Since late 2991, GIS's stock is a part of the Index of the BMV ("IPC") due to its enhanced marketability.

In the 2002 fiscal year the Metal and Mechanical Division accounted for 37% of the Group's consolidated sales; this Division mainly handles the casting of gray iron and aluminum automotive parts as monoblocks and heads for the gasoline- and diesel-powered engine segments.

Its main subsidiaries are Manufacturas Cifunsa, S.A. de C.V., Cifunsa Diesel, S.A. de C.V., and Castech, S.A. de C.V. (a 50/50 GIS and Hydro Aluminium Deutschland GmbH from Germany, joint venture). The customers of this Division are the most important companies in the industry (Daimler Chrysler, General Motors, Ford Motor Co., Volkswagen de Mexico, John Deere Inc., Detroit Diesel Corp. and Caterpillar Corp.).

In market share terms, the gray cast iron operations for monoblocks and heads occupy the second place in the NAFTA; the installed block production capacity is the largest worldwide for independent cast iron operations.

The Construction Products Division engages in making ceramic coating for floors and walls, water heaters and bathroom fixtures.

The Division's total sales accounted for 50% of the Company's total consolidated revenues; outstanding in this Division are the operations of its subsidiary, Manufacturas Vitromex, S.A. de C.V. ("Vitromex"), a leading manufacturer and

distributor of a wide variety of ceramic floors and walls and bathroom fixtures; Vitromex is the second largest manufacturer of both cases in Mexico.

In the last four years, Vitromex's ceramic floor and wall business has experienced very significant increases in sales; the composite annual increase in this period was 16%, which brought about a major increase for the Company in terms of investments; likewise, in the past five years, two new plants for the manufacture of said products were put in operation in San José Iturbide, while another plant was put in operation in San Luis Potosí.

In December 2000, this Division acquired Grupo Calorex, S. de R.L. de C.V. ("Calorex"), a water heater manufacturer and marketer, from American Standard International Inc.; Calorex joined the already existing water heater business (Calentadores Cinsa, S.A. de C.V.), which GIS has run for over 50 years.

These two companies make GIS the largest water heater manufacturer in Mexico and the fifth largest water heater manufacturer in the NAFTA region.

Vitromex markets its bathroom fixture in the United States of America ("the USA") through its subsidiary, St. Thomas Creations Inc.; bathroom fixture exports accounted for 34% of the total sales of this business in 2002.

The Home Appliances Division, made up by Cinsa, S.A. de C.V. ("Cinsa"), and Cerámica Santa Anita, S.A. de C.V. ("Cersa"),

serves the tableware and kitchenware business. The Division's revenues accounted for 13% of GIS's consolidated net sales.

Cinsa, which is the origin of GIS, is the leading manufacturer of porcelain finish steel products in Mexico; 11% of its sales are exports, mainly to the USA

Cersa makes tableware such as ceramic dishware; the Santa Anita trademark under which it markets its products has become the preferred brand in Mexico for the institutional and home sectors.

GIS is made up by a dynamic business portfolio and is a leader in the domestic market, with top-notch world technology, which has constantly invested, with a low level of indebtedness and with operating margins that make it one of the most profitable industrial conglomerates in Mexico.

If you have any question regarding the information in this summary, please contact Héctor Zamorano Montelongo, Corporate Finance and Treasury Director, (844) 411-1041 and (844) 411-1011, e-mail: zamorano@gis.com.mx., or Oscar Regalado Ortega, Financial and Tax Analysis Director, (844) 411-1061, e-mail oregalado@gis.com.mx.

**b) Risk Factors**

**Economic and Political Factors.**

The value of the Company's stock may be affected by inflation, interest rates, the prices of certain supplies such as steel, gas, copper, in addition to the exchange rate, taxes,

tariffs and/or import and export duties, riots and other political, economic and international factors involving Mexico; we therefore cannot provide assurances that these factors will not in the future affect the Company's operations, operating results, financial condition or projects or else the performance of the stock market in Mexico.

**Automotive Industry.**

The International Automotive Industry has experienced a cyclical behavior over the years, which depends on the macroeconomic conditions of other countries, especially the United States, and on the economic conditions of Mexico. In the past, this has caused that the economic rescission in high automobile consuming countries, such as the USA, lead to significant reductions in the demand, and therefore, in international production. We cannot provide assurances that in the future no similar conditions will occur that will either increase or decrease the demand for automotive parts made by the Company, and therefore affect the Company's operations, operating results, financial condition or projects.

**NAFTA Impact.**

Before the North American Free Trade Agreement (the "NAFTA") was approved, Mexican legislation obligated the Terminal Industry to buy at least 36% of the domestic value added of vehicles from domestic suppliers and domestic makers of automotive parts. After the NAFTA approval, said percentage was

reduced to 34%; since 1999, it has been dropping at the rate of one percentage point per year; in 2003, it will be 29% and this obligation will be eliminated from 2004 onward. The domestic Terminal Industry is subject to certain restrictions in its trade balance in the line of automobile and automotive part imports. Right now, said industry is forced to have an export/import trade ratio of US$0.55 exports for every US$1.00 imports, so that by 2004 this obligation will be eliminated. From January 1st, 2003 onward, all imports for the automotive industry will be duty-free in the United States, Canada and Mexico. In order for the products of the automotive industry to be able to receive this preferential tariff rate treatment, such products must comply with the rule of origin which presently calls for a 62.5% regional content of the net cost of passenger vehicles, light trucks, engines and transmissions for such vehicles, and to 60% of the net cost of other vehicles and automotive parts.

The Company believes that this and other changes might result in a greater demand for automotive parts among the Terminal Industry of the Unites States of America, Mexico and Canada, in the next few years. However, the elimination by 2004 of the domestic value added and trade balance requirements, notwithstanding that the rule of origin lock will remain, may imply a stiffer competition due to a likely increase in autopart imports into Mexico.

**Replacement of Materials.**

The automotive regulations and the pressure for greater fuel performance in automobiles have led to the replacement, in some engines, of the monoblock material from gray iron for aluminum or some other material. GIS has decided to explore the aluminum monoblock manufacture and to invest in segments where no such replacement is expected, such as nodular iron autoparts. However, we cannot give assurances as to when and to what extent the replacement of materials will have an impact in the automotive industry or the Company.

**Reliance on Certain Customers.**

The worldwide automotive sector has been characterized by the concentration on few internationally competitive assembly companies: the Company has been selected as a supplier of renown by said assembly companies, which thoroughly cover the North American market, principally. For the Company, this implies certain risks because it concentrates its operations on that geographical area and is exposed to the cycles of said area's automotive industry. The main customers in this sector jointly account for 26% of the Company's consolidated sales.

The Company has a wide variety of customers in the construction sector, in which the largest customer accounts for close to 1% of GIS's consolidated sales.

**Main Suppliers.**

The Company's main suppliers are mainly Mexican companies such as the Federal Electric Power Commission [**Comisión**

**Federal de Electricidad**], Petróleos Mexicanos, Hylsa, CartonPack, S.A. de C.V., Gas Natural de México, S.A. de C.V., among others, and some international suppliers such as ABC Coke and Delta Resins and Refractories, mainly. The largest supplier accounts for around 5% of the Company's purchases; however, the Company believes that it does not significantly rely on certain suppliers.

**Financial Instruments**

As all companies, the Company is vulnerable to abrupt changes in the prices of its main raw materials; in order to minimize the impact, the Company resorts to derivative financial instruments in order to bring about certainty to the costs, and conducts historical studies of volumes, future needs or acquired commitments and thus avoids the exposure to risks not related to the business operations. Thus, the Company has executed derivative trading contracts with several financial institutions to implement hedging strategies in connection with natural gas, copper and exchange risks.

The Company has an Investment and Risk Committee that continuously analyzes the risks to which the Company is subject as to prices, credit and liquidity.

**Ecological Regulations.**

The Company's operations in Mexico are subject to ecological balance and environmental protection laws and other federal and state statutes, including the regulations on

environmental impact, hazardous waste, the prevention and control of water pollution and the prevention and control of air pollution. The General Ecological Balance and Environmental Protection Law [**Ley General del Equilibrio Ecológico y la Protección al Ambiente**] is the most recent and major law in the field of environmental control in Mexico. The Ministry of the Environment and Natural Resources [**Secretaría del Medio Ambiente y Recursos Naturales**] is charged with applying said Law; the Federal Environmental Protection Agency [**Procuraduría Federal de Protección al Ambiente**] has the authority to apply administrative and criminal penalties and even to shut down any facilities that violate the applicable environmental control statutes.

The current Mexican law imposes cleanup obligations. Should the Company ever be declared liable for any damages to the environment or violations of the applicable environmental legislation, it might incur cleanup obligations or be the subject of criminal or administrative penalties, including the temporary or permanent shut down of its facilities. The Company believes that all of its facilities and properties comply with the laws and other applicable environmental provisions in Mexico and, therefore, has not created any reserve for any potential environmental liabilities. However, it may turn out that in the future its operations will be subject to more stringent federal or state environmental laws and regulations, or that in the future it may be subject to additional obligations as a result of

the interpretation or application of such environmental laws and regulations. Mexican ecological balance and environmental protection laws have become more stringent in the past few years and a similar trend is expected in the years ahead as a result, among other things, of the parallel agreements executed with the USA and Canada under the NAFTA and likely trade agreements with South America and the European Union.

Another important aspect are the market requirements in which the Company's enterprises, based on the customers' needs, evolve and adopt other standards that go beyond legal requirements and which are reviewed by external auditors, such as the ISO-14001 for the automotive market.

Future changes are likely to be made to ecological balance and environmental protection laws and other statutes of Mexico, and commitments may be assumed with institutions from which the Company borrows. This would cause the Company to make new adjustments to its equipment and control mechanisms, which will call for new investments.

## 2). The Company

### a) Issuer's History and Development

GIS is a business conglomerate made up by three operating Divisions: i) the Metal and Mechanical Division, engaged in making automotive engine parts of gray iron (for gasoline- and diesel-powered engines) and aluminum (for gasoline-powered engines); ii) the Construction Products Division, which

runs four main business units (the manufacture of ceramic coatings, the manufacture of water heaters, the production of bathroom fixtures and the marketing of fluid carrying couplings and piping); and iii) the Home Appliances Division, which offers a wide variety of tableware and kitchenware.

GIS was formed in 1928 in the City of Saltillo, State of Coahuila, as a kitchen appliances manufacturer and distributor. GIS is now a holding company.

The Company was incorporated as Valores Internacionales de México, S.A. de C.V., on December 21, 1966, and changed its name to Grupo Industrial Saltillo, S.A., on July 22, 1975; on January 29, 1985, it became a variable capital stock corporation [**sociedad anónima de capital variable**]; its main corporate purpose is to subscribe to, acquire and dispose of stocks and equity interests under any legal title.

GIS has its registered office in the City of Saltillo, State of Coahuila, and the address of its main offices and domicile for tax purposes is Chiapas 375 Poniente, Colonia República, Saltillo, Coahuila, C.P. 25280; telephone (844) 411-1000.

As mentioned earlier, the Company was formed in 1928 as a small maker of steel kitchen utensils. The Company's first cast iron plant was established in 1932, with a production capacity of 10,000 metric tons, in order to expand its line of products; by the end of the 30's, it duplicated its cast iron

production capacity. By 1940, the cast iron plant expanded its supply of products by including iron couplings used to carry water, gas and electricity conductors. GIS later incorporated Compañía Fundidora del Norte, S.A. ("Cifunsa"), which continued with the production of couplings and expanded its cast iron products line, some of which were used in the automotive industry.

In the 50's, using part of the technology it used to make the couplings, the Company started making water heaters. The Company experienced a major growth in this new line of business in that decade, when the Mexican construction sector expanded rapidly. In response to the strong growth in this sector, GIS created Vitromex to make bathroom fixtures and ceramic coatings and took advantage of its coupling and water heater distribution network.

The Company formally joined the automotive industry in 1964, when it started making monoblocks for the V-8 engine of Chrysler (formerly Automex, S.A.). This first experience gave it a valuable experience that it would later on capitalize to become one of the most dynamic companies in Mexico.

From 1967 to 1987, GIS ran a motorcycle making plant; notwithstanding the strong growth of this business during that period, the operation was finally divested due to its poor profitability and the high competitiveness in the market.

Since the 60's, GIS has increased its sales in each Division, with particular emphasis on the automotive business. The high growth in that period, and its related need for capital, caused the Company to offer shares in the Bolsa Mexicana de Valores in 1976.

# GIS Product Line Evolution and Development Chart


Aluminum and steel utensils (1928)
Pewter kitchenware (1932)
Water Heaters (1950)
Calorex Acquisition (2000)
Couplings (1940)
Blocks for gasoline-powered engines (1964)
Blocks for diesel-powered engines (1997)
Aluminum Heads* (1998)
Melamine Tableware (1960)
Bathroom fixtures (1967)
Foundry Tooling** (1983)
Plastic injection molds (1998)
Stoneware dinner sets (1991)
Ceramic Coating (1970)
(1998)
(2000)
Automation Systems (1995)
* Joint Venture with Hydro Aluminum Deutschland GmbH

**In 2002, 51% of the Shares were sold to KPL Technologies LTD.

More recently, the Company has rebalanced its sales portfolio through a considerable expansion of the Construction Products Division, including major increases in its ceramic coating business, such as the acquisition of Calorex. With this acquisition, the Company became the largest water heater manufacturer in Mexico and the fifth largest water heater manufacturer in the North American region.

In 1983, the Company joined the home appliance business by producing a wide variety of products, based on a joint venture

with General Electric. This business remained a part of GIS portfolio up to 1989, when it decided to divest it.

In 1993, and as a result of the NAFTA, GIS decided to invest in a bathroom fixtures marketing business and acquired St. Thomas Creations, which already had a brand of renown in the USA.

Through St. Thomas Creations, the Construction Products Division exports bathroom fixtures; this operation has experienced an interesting growth. Sales through this marketing company went up from 6 million Dollars in 1993 to 25 million Dollars in fiscal year 2002.

**b) <u>Business Description</u>**

**i) Main Activity**

**Sales and EBITDA per Division**
(Figures for fiscal year 2002)


GIS
Sales: US$ 710 m*
EBITDA: US$ 140 m*
Metal-and Mechanic
Sales: 37 %
EBITDA: 34 %
Construction
Sales: 50 %
EBITDA: 56%
Home
Sales: 13 %
EBITDA: 10 %
•Manufacturas Cifunsa
•Cifunsa Diesel
•Castech
•Techmatec
•Manuf. Vitromex
•St. Thomas Creations
•Calentadores Cinsa
•Calorex
•Cinsa
•Cerámica Santa Anita
•Porcelanizados Enasa

The Metal and Mechanical Division accounts for 34% of GIS's EBITDA, has over 30 years experience in making parts for automotive engines and operates mainly through three subsidiaries: Manufacturas Cifunsa, S.A. de C.V., Cifunsa

Diesel, S.A. de C.V., and Castech, S.A. de C.V. The Division's main customers include Chrysler, General Motors, Ford, Volkswagen, Detroit Diesel, John Deere and others.

The Division makes gray iron and aluminum monoblocks and heads for these customers, for gasoline-powered and diesel-powered engines. The Company's share of the North American gasoline-powered engine market is around 17%; while its share of the diesel-powered engine gray iron casting market is 12%.

The aluminum part business started operations in the first half of 1999; its market share in the North American region is close to 5%. This business is operated through Castech, S.A. de C.V., GIS's 50%/50% joint venture with Hydro Aluminium Deutschland GmbH from Germany.

These three businesses accounted for 54% of the sales of gray iron castings for gasoline-powered engines, 18% of the sales of iron parts for diesel-powered engines, and 20% of the sales of aluminum parts, of the Division's 2002 fiscal year sales.

Other related businesses include the making of plastic injection models and automation systems through the Division's affiliates Ditemsa Moldes de Plástico and Techmatec.

This Division is mainly oriented towards the direct and indirect export markets; all its revenues are earned in or indexed to the Dollar.

The Construction Products Division operates mainly through the following subsidiaries: Manufacturas Vitromex, S.A. de C.V., Grupo Calorex, S. de R.L. de C.V. and Calentadores Cinsa, S.A. de C.V.; this group of companies operates four main business units: ceramic coatings, water heaters bathroom fixtures and the marketing of fluid carrying couplings and piping, which respectively account for 52%, 23%, 16% and 4% of the Division's revenues.

The Division's share of the Mexican ceramic coating market is estimated at 23%, while its bathroom fixture market share aggregates 19%. The Division accounts for 58% of the water heater market.

This Division accounts for 50% of GIS's sales and 56% of GIS's consolidated EBITDA.

The Home Appliances Division is made up by the subsidiaries Cinsa, S.A. de C.V., Porcelanizados Enasa, S.A. de C.V., and Cerámica Santa Anita, S.A. de C.V. This Division accounts for the remaining 13% of the Company's sales and 10% of the Company's consolidated EBITDA. Cinsa and Porcelanizados Enasa are the indisputable leaders in the porcelain finish steel kitchenware market, with a joint Mexican market share of 81%. Cerámica Santa Anita accounts for around 23% of the Mexican ceramic dinner set market.

In the past three years, GIS, through its Divisions, has invested 288 million Dollars, mainly in the acquisition of

Calorex (68 million Dollars), in increasing its ceramic coating business production capacity (80 million Dollars), in expanding its aluminum piece business (65 million Dollars).

**ii) Distribution Channels**

The distribution channels vary depending on the Division.

**(a) Metal and Mechanical Division.**

The subsidiaries that make up this Division manufacture industrial products which are shipped and delivered directly to the plants of the automotive industry customers; upon receipt, they generally undergo a machining process.

**(b) Construction Products Division.**

The products of the subsidiaries of this Division are marketed through independent distributors located throughout the Mexican territory.

The Division has some exclusive distributors.

**(c) Home Appliances Division.**

The appliances made by the subsidiaries of this Division are distributed through canvassing channels and large institutional department stores.

**iii) Patents, Licenses, Trademarks and other Contracts.**

On February 19, 2002, the merger of Pistones Industriales, S.A. de C.V., into Manufacturas Vitromex, S.A. de C.V., became effective. As a result of this merger, the

trademarks and patents registered in Mexico and abroad owned by Pistones Industriales are now owned by Manufacturas Vitromex, S.A. de C.V.

Right now, steps are being taken to change the owner at the Mexican Institute of Industrial Property and certain trademark and patent authorities abroad.

Due to the above merger, an Agreement of Amendments to the Trademark License Agreement made as of December 13, 2000 by and between American Standard International Inc. and Pistones Industriales, S.A. de C.V., was entered into in order for Manufacturas Vitromex, S.A. de C.V. to be the licensee.

The Company and its Subsidiaries own over 125 trademarks, slogans and industrial designs, duly registered in Mexico and elsewhere.

The main trademarks with which the Company and its Subsidiaries protect their products are GIS, name and logotype; HM, name and logotype; Vitromex, name and logotype; Cinsa, name and logotype; Intercuisine, name and logotype; Vitropiso, name and logotype; St. Thomas Creations, name and logotype; Calorex, name and logotype; Santa Anita, name and logotype; Axxis, name and logotype; etc.

The above mentioned trademarks are continuously renewed in order to keep them in effect.

On December 18, 1996, Castech, S.A. de C.V., a Company Subsidiary, executed a Technical Assistance Agreement with VAW

Yorkshire Foundries Limited for the transfer of technology and technical know-how related to the manufacture of monoblocks and aluminum heads for the automotive industry. The term of this Agreement is perpetual and no fees are paid for any technical assistance received.

On July 1, 2002, Ditemsa, S.A. de C.V., a Company affiliate, entered into a Technical Assistance Agreement with NPL Technologies LTD. to transfer technology and technical know-how on the manufacture of all kinds of foundry toolings. This Agreement has an indefinite term and no fee is paid for any technical assistance received.

On December 31st, 2003, Éxito, S.A. de C.V., sold 23 trademarks either registered or in the process of being registered in Mexico and abroad to Fluida, S.A. de C.V. The Rights Assignment Agreement is pending registration with the Mexican Institute of Industrial Property and certain trademark and patent authorities abroad.

On May 31, 2003, Fluida, S.A. de C.V., entered into a Trademark Rights Assignment Agreement with Hardware Enterprises, S.A. de C.V., pursuant to which the latter acquired 26 trademarks registered or pending registration in Mexico and abroad.

**iv) Main Customers.**

GIS's Metal and Mechanical Division accounts for 37% of GIS's consolidated sales; this Division also has automotive

industry customers which are representative in consolidated terms:

Daimler Chrysler Corporation accounted for 11.4% of the Company's net consolidated revenues at 2001 fiscal year end; and

General Motors Corporation accounted for 11.1% of the Company's consolidated revenues at 2001 fiscal year end.

The other two Division's subsidiaries have a large number of customers, none of which has a significant importance in consolidated terms.

**v) Applicable Legislation and Taxes.**

According to the current tax legislation, companies must pay the higher of the Income Tax ("IT") and the Asset Tax ("AT"); both taxes recognize the effects of inflation, albeit in a fashion different from that of Generally Accepted Accounting Principles. The employees' profit sharing ("EPS") is practically computed on the same basis as the IT, without recognizing the effects of inflation.

The Company and its subsidiaries compute the IT and the AT in a consolidated fashion.

As concerns Foreign Trade, some subsidiaries are registered as highly exporting ("ALTEX") companies and are registered in the temporary importation programs for export purposes ("PITEX") and Sectorial Programs (Programas Sectoriales: PROSEC). In addition, the Company takes advantage of preferences

afforded by Free Trade Agreements that Mexico has signed with certain countries.

The Company receives no special tax benefits and is not subject to the payment of any special tax.

**vi) Human Resources.**

GIS has neither officers nor employees, in that is a purely holding company [**sociedad controladora pura**]. The staff of the Company's subsidiaries aggregate 11,054 on December, 2002.

| **Employees** | **Workers** | **Total** |
|---|---|---|
| 2,246 | 8,808 | 11,054 |

Union workers belong to different unions affiliated nationwide to the Mexican Workers' Confederation [**Confederación de Trabajadores de México**] (the "CTM").

The Company has suffered but one strike in the last twenty nine years, at Cinsa and Cifunsa, which lasted 50 days; it was the result of a time of generalized labor turbulence in Mexico. After settling that conflict and in part due to new models to diagnose the Company's labor environment and to programs directed at training and educating the staff, the Company enjoys a peaceful and highly productive labor environment. Wages are reviewed each year and fringe benefits and other clauses are reviewed every two years under the collective bargaining agreements.

The Company's yearly employee turnover at the end of 2002 was 34.4% for union workers and 7.3% for employees.

The cost of labor in Mexico is not critical but this factor helps the Company to have lower manufacturing costs of its products as compared with the Company's overseas competitors.

The Company's corporate policy is to give a high priority to the creation and maintenance of a favorable and positive organizational climate, which makes it easier for the personnel to work together to achieve high levels of satisfaction and commitment.

The safety of the Company's personnel is a priority in all of its operations; for this purpose, the Company has created Joint Safety and Hygiene Commissions. In addition, the Company puts a special emphasis on technical training and education, for which purpose it has special facilities and highly qualified personnel to train personnel in the technology processes of GIS's various subsidiaries.

In addition to the benefits common of the industry such as savings plans and educational programs, the Company has, for its workers, variable compensation plans and productivity bonus plans. The Company has also implemented life insurance, major medical insurance and, in some of its subsidiaries, pension plans for its personnel.

**vii) Environmental Performance**

Since the operation at the gray iron smelting plants [**fundiciones**] (Cifunsa) were internally defined by GIS as being the most pollution-prone, a series of preventive policies and procedures were implemented there several years ago which will allow such plants to reduce the risk of pollution or environmental damage; the following is a summary of such policies:

Ecosystem Protection

CIFUNSA has an environmental control system (SICOA) to improve ecosystems and reduce pollution levels. The SICOA was created to have a sustainable development, which through a preventive vision causes fulfillment of the current legislation and standards.

The system is made up by activities such as:

Trapping gas, smoke and dust emission with control equipment.

Recycling, control and final disposal of industrial residues pursuant to the standards.

Using materials that can be recycled in the process.

Water recycling.

Tree planting and preservation of gardens.

Making the personnel aware of an environmental culture.

The donation of trash containers to Educational and Governmental Institutions.

The system includes a key indicator control and follow up such as:

- Index of fulfillment of environmental standards.
- Use of recycled water and
- Consumption of electric power.

During the SICOA implementation process, CIFUNSA in the past eight years has invested around eight million dollars, mainly in environmental control equipment.

Since 2000, CIFUNSA and the rest of the Group plants located in Saltillo have been receiving treated water from the AINSA plant (75% of GIS), which collects water from city wastewater discharges; in so doing, the Company has ceased to draw large amounts of water from the wells in the area, thus decreasing the depletion of underground water deposits.

In 2002, CIFUNSA received the ISO-14001 certification for implementing a proper environmental administration system.

**viii) Market Information**

The main products made by GIS's subsidiaries have a leading market share, according to the market research studies made by the Company.

**MARKET SHARE**

| DIVISION | PRODUCT | % SHARE | RANK |
|---|---|---|---|
| METAL AND MECHANICAL | IRON MONOBLOCKS AND HEADS (GASOLINE) | 17% (NAFTA) | 2 |
| | IRON MONOBLOCKS AND HEADS (DIESEL) | 12% (NAFTA) | 2 |
| CONSTRUCTION | CERAMIC FLOOR AND WALLS, | 23% (MEXICO) | 2 |

| | | | |
|---|---|---|---|
| PRODUCTS | WATER HEATERS AND BATHROOM FIXTURES | | |
| | | 58% (MEXICO) | 1 |
| | | 19% (MEXICO) | 2 |
| HOME APPLIANCES | KITCHENWARE | 48% (MEXICO) | 1 |
| | TABLEWARE | 23% (MEXICO) | 1 |

The main competitors of the Metal and Mechanical Division operations are the foundries owned by auto and truck makers.

The main competitors in the ceramic coatings business of the Construction Products Division are Porcelanite (with an estimated 36% market share), Lamosa (11%) and Interceramic (11%).

The main competitors of the bathroom fixture business are Ideal Standard (a 19% market share), Lamosa (18%) and Orion (6%).

The competitors of the Home Appliances Division are small regional manufacturers that do not constitute a threat.

**ix) Corporate Structure**

These are the main companies that form the Company's corporate structure:


GRUPO INDUSTRIAL SALTILLO
99.99%
Seprosa
99.99 %
Ind. Automotriz Cifunsa
99.99 %
Cifunsa Diesel
49 %
Ditem
99.99%
Cifunsa
99.99%
Manufacturas Cifunsa
99.99%
Cerámica Santa Anita
50.001 %
Castech
99.99%
Techmatec
99.99%
Cifunsa del Bajío
99.99%
Calentadores Cinsa
99.99%
Manuf. Vitromex
99.99%
Vitromex
99.99%
Grupo Calorex
99.99%
Fluida
100%
GIS Holding
100%
St. Thomas Creations
100%
Vitromex USA
100%
Cinsa Intn'l
100%
Cifunsa Services
100%
Altman's Distribution
99.99%
Asgis
99.99%
Comesco
99.99%
Porcelanizados Enasa
99.99%
Cinsa
99.99%
Esvimex

**Servicios de Producción Saltillo, S.A. de C.V.**

The original name was Conexiones H.M., S.A. de C.V. It was incorporated on June 22, 1988. As of this date, its capital stock aggregates Ps.1,210,740,703, represented by 1,210,740,703 common registered shares, each having a par value of Ps.1, of

which the Company owns 1,210,740,702 shares; that is, 99.99% of the shares.

Corporate Purpose: To subscribe to, acquire and dispose of, under any legal title, shares and partnership interests of other companies (a pure holding company).

**Cifunsa, S.A. de C.V.**

Its original name was Compañia Fundidora del Norte, S.A. It was incorporated on July 22, 1955. As of this date, its capital stock aggregates Ps.1,000,000 represented by 1,000,000 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de CV., owns 999,999 shares; that is, 99.99% of the shares.

Corporate Purpose: To provide and receive advisory services and technical know-how in relation to the production of non-ferrous metals, especially gray iron monoblocks for gasoline- and diesel-powered engines.

**Manufacturas Cifunsa, S.A. de C.V.**

It was incorporated on February 19, 1998, as a result of a spin-off. As of this date, its capital stock aggregates Ps.565,342,035, represented by 565,342,035 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de C.V., owns 565,342,034 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, import, export, purchase, sell, distribute and market ferrous and non-

ferrous metals, especially gray iron monoblocks for gasoline- and diesel-powered engines.

**Cifunsa Diesel, S.A. de C.V.**

Its original name was Hierro Maleable de México, S.A. It was incorporated on May 13, 1940. As of this date, its capital stock aggregates Ps.189,443,025, represented by 189,443,025 common registered shares, each having a par value of Ps.1, of which Industria Automotriz Cifunsa, S.A. de C.V., owns 189,443,024 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, import, export, purchase, sell, distribute and market ferrous and non-ferrous metals, especially gray iron monoblocks for diesel-powered engines.

**Castech, S.A. de C.V.**

It was incorporated on November 22, 1996. As of this date, its capital stock aggregates Ps.494,609,398, represented by 494,609,398 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de C.V., owns 247,308,599 shares; that is, 50.001% of the shares.

Corporate Purpose: To make, manufacture, import, export, buy, sell, distribute and market all kinds of aluminum automotive castings, principally monoblocks and heads for automotive engines.

**Techmatec, S.A. de C.V.**

It was incorporated on July 26, 1995. As of this date, its capital stock aggregates Ps.11,000,000, represented by 11,000,000 common registered shares, each having a par value of Ps.1, of which Servicios de Producción Saltillo, S.A. de C.V., owns 10,999,999 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, import, export, buy, sell, distribute and market robotic equipment and machinery and any other product, component, part and industrial accessory for the same.

**Ditemsa, S.A. de C.V.**

It was incorporated on December 3, 1979. As of this date, its capital stock aggregates Ps.131,538,015, represented by 131,538,015 common registered shares, each having a par value of Ps.1. On July 1st, 2002, Industria Automotriz Cifunsa, S.A. de C.V., executed a Stock Purchase Contract with NPL Technologies Ltd., pursuant to which Industria Automotriz Cifunsa, S.A. de C.V., sold 67,084,388 shares of stock of Ditemsa, S.A. de C.V. to NPL Technologies Ltd. As a result of such sale, Industria Automotriz Cifunsa, S.A. de C.V., owns 64,453,627 shares, that is, 49% of the capital stock.

Corporate Purpose: To make, manufacture, import, export, buy, sell, distribute and market all kinds of cast iron molds, models, dice and matrices as well as parts, fixtures and appurtenances for the plastic industry.

**Industria Automotriz Cifunsa, S.A. de C.V.**

It was incorporated on November 14, 2001. As of this date, its capital stock aggregates Ps.296,733,010.00 represented by 296,733,010 common registered shares, each having a par value of Ps.1; Servicio de Producción Saltillo, S.A. de C.V., owns 296,733,009 shares, that is, 99.99% of the shares.

Corporate Purpose: This is a holding company that subscribes to, buys and disposes of other companies' shares and equity interests of other companies under any legal title.

**Cifunsa del Bajío, S.A. de C.V.**

Incorporated on April 18, 2002. As of this date, its capital stock aggregates Ps.50,000.00 represented by 50,000 common registered shares having a par value of Ps.1 each, of which Servicios de Producción Saltillo, S.A. de C.V., owns 49,999 shares; that is, 99.99% of the shares.

At this time, Cifunsa del Bajío, S.A. de C.V., is building a plant in the city of Irapuato, Guanajuato, to make all types of nodular and gray iron autoparts, other than blocks and heads. Said plant will start operating in September 2003.

**Vitromex, S.A. de C.V.**

Originally incorporated as Cerámica Vitromex, S.A., on August 3, 1966. As of this date, its capital stock aggregates Ps.14,155,821, represented by 14,155,821 common registered shares, each having a par value of Ps.1, of which Manufacturas Vitromex, S.A. de C.V., owns 14,155,819 shares; that is, 99.99% of the shares.

Corporate Purpose: To provide and receive construction industry-related advisory services and technical know-how.

**Manufacturas Vitromex, S.A. de C.V.**

It was incorporated on February 19, 1998, as a result of a spin-off. As of this date, its capital stock aggregates Ps.1,378,916,749, represented by 1,378,916,749 common registered shares, each having a par value of Ps.1, of which the Company, owns 1,378,916,748 shares; that is, 99.99% of the shares.

Corporate Purpose: The construction industry generally, especially the manufacture and installation of ceramic products used in the construction industry, including toilets, bathroom fixtures, kitchen fixtures, tiles and the like.

**Calentadores Cinsa, S.A. de C.V.**

It was incorporated on February 19, 1998, as a result of a spin-off. As of this date, its capital stock aggregates Ps.115,685,166, represented by 115,685,166 common registered shares, each having a par value of Ps.1, of which Manufacturas Vitromex, S.A. de C.V., owns 115,685,165 shares; that is, 99.99% of the shares.

Corporate Purpose: The construction industry generally, especially the manufacture of electric and gas water heaters.

**Grupo Calorex, S. de R.L. de C.V.**

It was incorporated on July 31, 2000, as a result of a spin-off. As of this date, its capital stock aggregates

Ps.6,568,114, represented by two registered individual partnership interests, of which Manufacturas Vitromex, S.A. de C.V., owns 1 partnership interest, having a value of Ps.6,568,113; that is, 99.99% of the capital.

Corporate Purpose: To manufacture, sell, import, export, install, and market all kinds of water heaters, domestic appliances, room heaters, air conditioning equipment, plumbing equipment and generally all kinds of construction materials.

**Fluida, S.A. de C.V.**

It was originally incorporated as Comercializadora Comesco, S.A. de C.V., on November 1st 1999, as a result of a spin-off. As of this date, its capital stock aggregates Ps.77,282,855, represented by 77,282,855 common registered shares, each having a par value of Ps.1, of which Manufacturas Vitromex, S.A. de C.V., owns 77,282,854 shares; that is, 99.99% of the shares.

On May 31, 2003, Fluida, S.A. de C.V., entered into an Asset Sale Contract with Consorcio Comex, S.A. de C.V., and some of its subsidiaries, pursuant to which it sold its assets related to the sale of paint brushes, brushes and rollers, in connection with the paint industry; said assets included accounts receivable, trademarks, inventories, machinery and equipment, etc.

Corporate Purpose: To market laminated or cast iron goods, polypropylene, P.V.C. or other materials, and the sale of paint brushes, brushes and rollers.

**Cinsa, S.A. de C.V.**

It was originally incorporated as Compañía Industrial del Norte, S.A., on October 14, 1932. As of this date, its capital stock aggregates Ps.235,098,202, represented by 235,098,202 common registered shares, each having a par value of Ps.1, of which Comesco, S.A. de C.V., owns 235,098,191 shares; that is, 99.90% of the shares.

Corporate Purpose: To manufacture, make, import, export, buy, sell, distribute and market all kinds of painted or enameled sheet metal, aluminum, plastic products, artifacts and goods, and any other similar products, especially porcelain finish steel kitchenware.

**Comesco, S.A. de C.V.**

Its original name was Troqueles y Esmaltes, S.A., which was later changed to Acero Porcelanizado, S.A. de C.V. It was incorporated on May 27, 1930. As of this date, its capital stock aggregates Ps.247,909,037.00, represented by 247,909,037 shares, each having a par value of Ps.1, of the Company [sic], owns 247,909,036 shares; that is, 99.99% of the shares.

Corporate Purpose: To manufacture, make, import, export, buy, sell, distribute and market all kinds of painted or enameled sheet metal, aluminum, plastic products, artifacts and

goods, and any other similar products, especially porcelain finish steel kitchenware.

**Esvimex, S.A. de C.V.**

It was incorporated on November 10, 1980. As of this date, its capital stock aggregates Ps.301,792, represented by 301,792 common registered shares, each having a par value of Ps.1, of which Comesco, S.A. de C.V., owns 301,791 shares; that is, 99.99% of the shares.

Corporate Purpose: To manufacture, make, import, export, buy, sell, distribute and market inorganic products such as all kinds of vitrified enamels, ceramics and inorganic pigments, inorganic oxides and inorganic dyes.

**Porcelanizados Enasa, S.A. de C.V.**

It was incorporated as Troquelados Enasa, S.A. de C.V., on February 19, 1998, as a result of a spin-off. As of this date, its capital stock aggregates Ps.77,282,855, represented by 77,282,855 common registered shares, each having a par value of Ps.1, of which Comesco, S.A. de C.V., owns 77,282,854 shares; that is, 99.99% of the shares.

Corporate Purpose: To make, manufacture, produce, buy, sell, lease, import and export, on account of itself or of third parties, all kinds of products, devices, painted or enameled sheet metal, aluminum, plastic goods, enamels, glasses and any other similar products, for commercial, industrial, agricultural or home uses.

**Cerámica Santa Anita, S.A. de C.V.**

It was incorporated on March 28, 1990. As of this date its capital stock aggregates Ps.184,809,000, represented by 184,809,000 common registered shares, each having a par value of Ps.1, of which the Company owns 184,808,999 shares; that is, 99.99% of the shares.

Corporate Purpose: The manufacture of all kinds of ceramic dinner sets, including stoneware dinner set and the like.

**GIS Holding Co.**

It was incorporated in Texas, on April 25, 1996; as of this date, its capital stock aggregates US$18,302,524, represented by 18,302,524 common registered shares, each having a par value of US$1, of which the Company owns 18,302,524 shares; that is, 100 of the shares.

Corporate Purpose: To subscribe to, acquire and dispose of, under any legal title, shares and partnership interests of other companies (a pure holding company).

**Saint Thomas Creations, Inc.**

Its original name was Creative China Inc. It was incorporated in California, on December 31st, 1986. As of this date, its capital stock aggregates US$1,010,950, represented by 1,010,950 common registered shares, each having a par value of US$1, all of which are owned by GIS Holding Co.

Corporate Purpose: To import, sell, distribute and market all kinds of bathroom fixtures.

**Cinsa International Co.**

It was incorporated in Texas, on February 16, 1995. As of this date, its capital stock aggregates US$6,500,000, represented by 6,500,000 common registered shares, each having a par value of US$1, all of which are owned by GIS Holding Co.

Corporate Purpose: To buy, import, distribute or sell all types of painted or enameled sheet metal, aluminum and plastic products, artifacts and goods.

**Vitromex U.S.A. Inc.**

It was originally incorporated as Cactus Marketing Inc., on July 2, 1996. As of this date, its capital stock aggregates US$2,101,000, represented by 2,101,000 Registered Shares, each having a par value of US$1, all of which are owned by GIS Holding Co.

Corporate Purpose: To import, sell, distribute and market all kinds of ceramic floor and wall coatings.

**Cifunsa Services Inc.**

It was incorporated in Delaware on September 26, 1996. As of this date, its capital stock aggregates US$35,000, represented by 35,100 [sic] common registered shares, each having a par value of US$10, of which Gis Holding Co., owns 35,100 [sic], shares; that is, 100 of the shares.

Corporate Purpose: To buy, import, distribute and sell all kinds of gray iron and plastic couplings.

**Altman's Distribution Inc.**

It was originally incorporated as Yamaka China Co. Inc. in Colorado on November 5, 1982. As of this date, its capital stock aggregates US$4,161,000, represented by 4,161,000 common registered shares, each having a par value US$1, all of which are owned by GIS Holding Co.

Corporate Purpose: To make, assemble, sell, distribute, import and export all kinds of bathroom fixtures.

**Asesoría y Servicios GIS, S.A. de C.V.**

Originally, this was a professional corporation [**sociedad civil**]. It was incorporated on May 16, 1974. As of this date, its capital stock aggregates Ps.16,895,484, represented by 16,895,484 common registered shares, each having a par value of Ps.1, of which the Company owns 16,895,483 shares; that is, 99.99% of the shares.

Corporate Purpose: To provide and receive all kinds of technical, engineering, administrative, legal and financial services and advice, among other things.

**x) Description of Main Assets.**

Since GIS is an industrial conglomerate, which means that it is made up by companies distinguished by their intensive investments in capital goods, it would be very complicated to provide details of the machinery and equipment; the following tables summarize GIS's net fixed assets:

## I. NET FIXED ASSETS BY DIVISION (Millions of Pesos)

| DIVISIONS | 2000 * | 2001 * | 2002 * | LOCATION | DAMAGE INSURANCE |
|---|---|---|---|---|---|
| Metal and Mechanical | 2,625 | 2,530 | 2,822 | City of Saltillo, State of Coahuila<br>Ramos A. State of Coahuila<br>Irapuato, State of Guanajuato | Yes |
| Construction Products | 1,644 | 1,673 | 1,934 | City of Saltillo-Ramos Arizpe State of Coahuila, San José Iturbide Guanajuato. | Yes |
| Home Appliances | 494 | 482 | 470 | City of Saltillo, State of Coahuila | Yes |
| Others | 11 | 6 | 0 | City of Saltillo, State of Coahuila | Yes |
| Total | 4,772 | 4,692 | 5,226 | | |

*Figures stated in millions of constant Pesos as of December 2002

## II. NET FIXED ASSETS PER ITEM (Millions of Pesos)

| ITEM | 2000 | 2001 | 2002 |
|---|---|---|---|
| Buildings | 982 | 1,199 | 1,146 |
| Machinery and Equipment | 3,002 | 2,356 | 2,777 |
| Transportation Equipment | 42 | 75 | 57 |
| Office Equipment | 18 | 38 | 44 |
| Computer Equipment | 87 | 81 | 55 |
| Land | 365 | 422 | 461 |
| Investments in Process | 277 | 520 | 687 |
| Total consolidated net assets | 4,772 | 4,691 | 5,226 |

As of December 31, 2002, Castech, S.A., a GIS subsidiary in the Metal and Mechanical Division, was in the investment stage to increase its cast aluminum automotive part production capacity, due to the execution of an agreement with General Motors Corp., to supply monoblocks and aluminum heads for the EV-6. As of the date of this report, this project is already operating.

Likewise, investments pending as of December 31st, 2002 include the investment in the autopart project which is expected to start operating in the second 2003 semester. The Company uses the country of origin index method to revaluate fixed assets.

**xi) Judicial, Administrative or Arbitration Proceedings**

Neither GIS nor its subsidiaries are parties to any lawsuit or proceeding which, in the management's opinion, if decided unfavorably, may adversely affect the Company's operation, operating results, financial condition or projects.

The Company is a party to certain labor, commercial and tax proceedings which are not described in this annual report and which are incidental to its regular operations. The Company believes that the liabilities that might be determined as a consequence of said proceedings would have no significant adverse effect on its operation, operating results, financial conditions or projects.

**xii) Shares of Stock**

This section includes certain information on the Company's capital stock.

The Company was incorporated on December 21, 1966. On April 26, 2002, a General Extraordinary Stockholders' Meeting approved an increase in the minimum fixed capital stock to Ps.50,000,000 by capitalizing net worth reserves without issuing new shares. Said meeting also approved an overall amendment of the Company's Charter and By-Laws; the capital stock may be

represented by a single series of shares, meaning that the shares can be subscribed to by anyone.

The shares of stock of Grupo Industrial Saltillo, S.A. de C.V., may be subscribed to by Mexican and foreign individuals or entities and investors.

As of December 31st, 2002, the Company's authorized capital stock aggregates Ps.50,133,000.00, represented by 287,276,960 Single Series, no par, common registered shares. The minimum fixed capital stock aggregates Ps.50,000,000.00 and is represented by 268,119,870 shares; the variable capital stock aggregates Ps.133,000.00, and is represented by 19,157,090 shares. The common shares representing the minimum fixed capital stock confer upon their holders the same rights that the common shares representing the variable capital stock confer upon their holders.

As of December 31st, 2002, the Company owns 3,729,255 shares, which account for 1.3% of its authorized capital stock, which it has acquired through the BMV, pursuant to Article 14 Bis, Section I, of the LMV [**Ley del Mercado de Valores:** Stock Market Law]; these shares have not been deducted from the number of shares mentioned in the preceding paragraph.

As of this date, the Company owns 3,472,755 shares representing 1.2% of its authorized capital stock, which it has acquired at the BMV pursuant to Article 14, Section I, of the

LMV; this amount of shares is not reduced from the amounts mentioned in the next to last paragraph above.

The Company's shares are represented by registered stock certificates. The Company's stockholders must keep their shares represented by physical stock certificates or through their registration in accounts with institutions which in turn carry accounts with S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores ("Indeval"). Stock brokerage firms, credit institutions and other institutions authorized by the CNBV may carry accounts with Indeval. The Company has a stockholder registry book; pursuant to the law, the Company will recognize as stockholders only such persons as are recorded as such in said registry book.

As a variable capital stock corporation, the Company may issue shares to represent its fixed capital stock and shares to represent its variable capital stock. As opposed to the issue of shares representing the fixed capital stock, the issue of shares representing the variable capital stock does not call for an amendment to the Charter and By-Laws, but may be approved by a General Ordinary Stockholders' Meeting.

Pursuant to the Company's Charter and By-Laws and any provisions issued by the CNBV, the variable capital stock may not exceed ten times the Company's minimum fixed capital stock. The stockholders are entitled to withdraw in whole or in part the shares representing the variable capital stock. Other than as

described in this section under "Other Provisions/Right of Withdrawal," the minimum capital stock cannot be withdrawn. Any stockholder wishing to withdraw in whole or in part her/his/its shares representing the variable capital stock must so advise the Company in writing. If the withdrawal notice is received before the first day of the last quarter of the fiscal year, the withdrawal will become effective at the end of the fiscal year in which such notice was filed; otherwise, the withdrawal will become effective at the end of the succeeding fiscal year.

The shares so withdrawn will be reimbursed at the lower of (i) 95% of the average per share price quoted by the BMV during the 30 days' trading with said shares prior to the withdrawal effective date, and (ii) the book value per share, computed on the basis of the Company's financial statements (as approved by a General Annual Ordinary Stockholders' Meeting) for the fiscal year in which the withdrawal becomes effective. Any stockholder who has exercised her/his/its right of withdrawal may demand the Company to reimburse her/his/its shares as from the day following the General Ordinary Stockholders' Meeting that approved the aforesaid financial statements. Upon a stockholder exercising her/his/its right to withdraw shares of the variable capital stock, the Company's capital stock will be reduced.

The Company's fixed capital stock may be increased or reduced by a resolution of a General Extraordinary Stockholders' Meeting, while the Company's variable capital stock may be

increased or reduced pursuant to a resolution of a General Ordinary Stockholders' Meeting. Capital increases and reductions must be recorded in the registry book that the Company will carry for that purpose.

Pursuant to the Company's Charter and By-Laws and the applicable law, in the event of a capital stock increase, the stockholders will have a right of first refusal to subscribe to any new shares issued, in proportion to their equity holdings as compared to all of the outstanding capital stock, except (i) in the event of shares issued for placement by means of a public offer, if the General Extraordinary Stockholders' Meeting called for such purpose approves the issue of shares and the stockholders present or represented at the Stockholders' Meeting waive their rights of first refusal pursuant to the procedure set by the LMV and the Company's Charter and By-Laws, (ii) as to any treasury shares that the Company wishes to place again among investors at large and which it previously acquired pursuant to Article 14 Bis, Section I, of the LMV; or (iii) as to any shares issued as a result of a merger. A Stockholders' Meeting will set the deadline to exercise the right of first refusal, on the understanding that said deadline may not be less than fifteen days following the day after the publication of the respective capital stock increase notice on the *Official Gazette* of the State of Coahuila, or after the date on which the Stockholders'

Meeting is held, if all of the outstanding shares were present or represented at the same.

**xiii) Dividends**

The Company has consistently paid dividends in the past years, out of the Company's Retained Profits Account.

These are the dividends paid in the past five years:

| YEAR | TOTAL DIVIDEND* | PER SHARE DIVIDEND* |
|---|---|---|
| 1998 | 562 | 1.96 |
| 1999 | 300 | 1.05 |
| 2000 | 400 | 1.41 |
| 2001 | --- | --- |
| 2002 | 312 | 1.10 |
| | *Millions of Pesos | *Pesos per share |

Consistent with GIS's financial discipline policy, no dividends were paid out in 2001; this was due to the uncertainty that prevailed throughout the year to forecast sales and cash flows. These were reasons enough to be cautious and to avoid that dividend payments have negative effects on GIS's balance sheet.

GIS has no contractual commitment that limits the payment of future dividends; such payment is subject to whatever a Stockholders' Meeting approves. The foregoing notwithstanding, the declaration, amount and payment of dividends during any fiscal year will depend on the operating results, the financial condition and the capital needs and other factors that the Company's Stockholders' Meeting may deem relevant. Pursuant to law, only the net profits shown on the Financial Statements

approved by a General Stockholders' Meeting may be distributed; the declaration, amount and payment of dividends is subject to the approval of a General Ordinary Stockholders' Meeting, generally based on the Board of Directors' motion.

Any profits distributed as dividends which exceed the profits for tax purposes [**utilidades fiscales**], are taxed as provided in the Income Tax Law.

## 3). Financial Information

### a) Selected Financial Information

The Company's financial information and the discussion of the operating results listed here for the years which ended on December 31st, 2000, 2001 and 2002, are shown on a consolidated and audited basis.

**Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries**
**Fiscal years ended as of December 31st,**

| Statement of Income | 2000 | 2001 | 2002 |
|---|---|---|---|
| Net Sales | 8,023 | 7,131 | 7,042 |
| Cost of Sales | 5,852 | 5,149 | 5,034 |
| Gross Profit | 2,171 | 1,982 | 2,008 |
| Operating Expenses | 1,104 | 1,008 | 1,127 |
| Operating Profit | 1,068 | 974 | 881 |
| Financial Expenses | 161 | 192 | 130 |
| Financial Proceeds | (65) | (77) | (75) |
| Overall Result of Financing | 58 | 3 | 395 |
| Other expenses (Revenues), net | 7 | 194 | 97 |
| Profit before taxes and employees' profit sharing | 1,003 | 777 | 389 |
| Minority interests | 17 | 28 | 8 |
| Net majority profit | 658 | 458 | 220 |
| Net Profit per Share | 2.32 | 1.62 | 0.78 |
| Investments in Fixed | 726 | 631 | 876 |

| | | | |
|---|---|---|---|
| Assets | | | |
| Depreciation and Amortization | 490 | 510 | 498 |

| Balance Sheet | 2000 | 2001 | 2002 |
|---|---|---|---|
| Cash and Temporary Investments | 418 | 933 | 1,319 |
| Properties, Plant and Equipment, Net | 4,773 | 4,692 | 5,226 |
| Total Assets | 8,451 | 8,415 | 9,503 |
| Total Debt | 2,165 | 2,040 | 2,628 |
| Total Stockholders' Equity | 4,416 | 4,770 | 4,978 |
| Cash Dividend per Share | 1.41 | - | 1.10 |

| Other Information | 2000 | 2001 | 2002 |
|---|---|---|---|
| Domestic Sales | 4,017 | 4,048 | 3,947 |
| Export Sales | 4,007 | 3,083 | 3,094 |
| Metal and Mechanical Segment Sales | 3,757 | 2,622 | 2,599 |
| Construction Products Segment Sales | 3,081 | 3,525 | 3,487 |
| Home Appliances Segment Sales | 1,186 | 984 | 955 |
| Operating Margin | 13.30% | 13,70% | 12.51% |
| EBITDA | 1,558 | 1,484 | 1,379 |

*Figures in millions of constant Pesos as of December 2002

The following were the main financial ratios of GIS's consolidated information in 2000, 2001 and 2002:

**Grupo Industrial Saltillo, S.A. de C.V. and Subsidiaries**
**Years ended as of December 31st,**

| Profit and Loss Statement | 2000 | 2001 | 2002 |
|---|---|---|---|
| **RETURN** | | | |
| Net Profit/Net Sales | 8.42% | 6.81% | 3.24% |
| Net Profit/Stockholders' Equity | 15.36% | 10.02% | 4.71% |
| Net Profit/Total Assets | 7.99% | 5.77% | 2.40% |
| Cash Dividends/Prior Fiscal Year Net Profit | 41.81% | 0.00% | 70.12% |
| Profit on Monetary Position/Net Profit | 8.45% | 4.91% | 25.10% |
| **ACTIVITY** | | | |
| Net Sales/Total Assets | 0.95 times | 0.85 times | 0.74 times |
| Net Sales/Fixed Assets | 1.68 times | 1.52 times | 1.35 times |
| Inventory Turnover | 7.47 times | 7.91 times | 7.88 times |
| Selling Days/Collection | 44 days | 56 days | 57 days |
| Interest Paid/Total Assets with Cost | 5.33% | 8.81% | 4.59% |
| **LEVERAGE** | | | |
| Total Liabilities/Total Assets | 47.74% | 43.32% | 47.62% |
| Total Liabilities/Stockholders' Equity | 0.91 times | 0.76 times | 0.91 times |
| Foreign Currency Liabilities/Total Liabilities | 62.82% | 66.46% | 69.46% |
| Long-Term Liabilities/Total Assets | 29.31% | 40.90% | 51.99% |
| Operating Profit/Interest Paid | 8.98 times | 5.06 times | 6.79 times |
| Total Sales/Total Liabilities | 1.99 times | 1.96 times | 1.56 times |
| **LIQUIDITY** | | | |
| Current Assets/Current Liabilities | 1.50 times | 2.66 times | 2.78 times |
| Current Assets less Inventories/Current Liabilities | 1.08 times | 2.08 times | 2.27 times |
| Current Assets/Total Liabilities | 0.69 times | 0.82 times | 0.77 times |
| Available Assets/Current Liabilities | 22.37% | 83.33% | 105.37% |
| **STATEMENT OF CHANGES** | | | |
| Cash Flow from Net Profit/Net Sales | 15.77% | 14.81% | 12.20% |
| Cash Flow from Changes in the Working Capital/Net Sales | (5.80)% | 1.27% | 0.24% |
| Funds generated from (used for) operations/Interests Paid | 6.72 times | 5.96 times | 6.75 times |
| Financing other than funds generated from (used for) financing | 267.80% | (511.31)% | 171.53% |
| Own financing/Funds generated from (used for) financing | (167.80)% | 611.31% | (71.53)% |
| Real property, silver and equipment purchases/Funds generated from (used for) investment activities | 47.00% | 98.62% | 94.17% |

**b) Financial Information by Line of Business, Geographical Zone and Export Sales**

The following are the domestic and export sales per Division:

**Sales per Division**

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| **Domestic** | | | |
| Metal and Mechanical | 272 | 0 | 0 |
| Construction Products | 2708 | 3155 | 3069 |
| Home Appliances | 1036 | 892 | 879 |
| | 4016 | 4048 | 3947 |
| | **2000** | **2001** | **2002** |
| **Exports** | | | |
| Metal and Mechanical | 3485 | 2622 | 2599 |
| Construction Products | 372 | 369 | 418 |
| Home Appliances | 149 | 92 | 76 |
| | 4006 | 3083 | 3094 |

*Figures stated in millions of constant Pesos as of December 2002

**c) Relevant Loans**

The company has two syndicated loans which jointly aggregate 215 million dollars and account for 86% of its debt as of December 2002.

The first loan, for 85 million dollars, was arranged for in April 2001, to be repaid in five years with a three-year grace period for principal and with a spread of 1.125 percentage points on the Libor for the first two years, 1.25 for the following year, 1.375 for the fourth year and 1.625 for the fifth year; the second one, for 130 million dollars, was arranged for in March 2002, to be repaid in five years with a two and a half-

year grace period for principal at an increasing spread on the Libor of 1.375 for the first three years, 1.625 for the fourth year, and 1.75 for the fifth year.

Both are *pari-passu* as to repayment preference and the rest of obligations.

The Company is current in the payment of interest and principal (where proper) of these loans and the rest of the loans.

The remaining 14% of the bank debt is documented with certain loan contracts and promissory notes and none of them represents over 7% of the bank debt.

**d) Management's Comments and Analysis of the Company's Operating Results and Financial Condition**

**i). Operating Results**

**Consolidated Results**

The following table shows certain information on the Company's operating results, stated in millions of constant Pesos as of December 2002.

| Statement of Income | 2000 | 2001 | 2002 |
|---|---|---|---|
| Net Sales | 8,024 | 7,132 | 7,042 |
| Operating Costs and Expenses | 6,955 | 6,157 | 6,161 |
| Operating Profit | 1,069 | 974 | 881 |
| Operating Margin | 13.30% | 13.70% | 12.51% |
| Other Revenues | 6 | 194 | 97 |
| Overall Financing Cost | 58 | 3 | 395 |
| Net Profit | 658 | 458 | 220 |

*Millions of constant Pesos as of December 2002

**2002 vs. 2001**

Results.

I. Consolidated net revenues.

The Group's consolidated net sales aggregated 7,042 million pesos, a 1% decrease over 2001. The 1% decrease in consolidated sales is related to a similar decrease in sales of the Metal Mechanical and Construction Products Division. These two Divisions account for 86% of the Corporation's total sales.

The 1% decrease in the Metal Mechanical Division sales was mainly due to:

Less purchase orders from Chrysler and Volkswagen; as a result, the gasoline engine iron block business reduced its volumes by 8%. The gasoline iron block business accounts for 57% of the Division sales.

A 6% reduction in the average US dollar selling prices in the diesel engine iron block business, due to an unfavorable mixture of the products sold. The revenues of this business account for 18% of the net sales of the Metal Mechanical Division.

The 1% reduction in the Construction Products Division sales is due mainly to:

Pressures of prices and unfavorable mixtures sold throughout the year in the ceramic floor and wall and bathroom

furniture businesses, which brought about nominal reductions in the average prices, of 4% and 10% respectively. These two businesses jointly account for 68% of the total sales of the Construction Products Division.

The price pressures observed in the ceramic floor and wall business were largely influenced by European product imports into Mexico, while, the Mexican peso kept gaining ground *vis-à-vis* the U.S. dollar and the Euro.

The increases in the sales sold by the other major businesses of the Group were very positive, and actually caused the aforesaid 1% drop in consolidated sales to be minimal.

Compared to 2001, the following was the behavior of sales:

| **Business** | **% Increase** |
|---|---|
| Diesel engine iron blocks | 23 |
| Aluminum motor heads | 9 |
| Ceramic floor and walls | 15 |
| Bathroom furniture | 10 |
| Water heaters | 8 |
| Kitchen products | 14 |

The increases mentioned in the above table justify in some instances the recovery and growth of some sectors and in others an increase in market shares.

The Home Product Division decreased by 3% as compared to the preceding year. The two Division businesses (Kitchenware and Tableware) kept on suffering pressure on their prices due to

imports into Mexico of products from the Peoples' Republic of China and Colombia, mainly. In fact, this situation caused the prices of the Tableware business not to increase in the year and the average prices of the Kitchenware business to decrease 6% in nominal terms; this business accounts for 70% of the Division sales.

II. Operating profit.

The Group's consolidated operating profit aggregated 881 million pesos in 2002; this represented a 10% decrease over 2001.

In 2002, the operating margin was 13%, while the operating profit the year before was 14%.

The decrease in the 2002 fiscal year operating profit is due mainly by the operating expense increase explained below:

a. Most of the decreases in sales by the gasoline engine iron block business took part at the end of the fiscal year, which did not allow for the fixed and semifixed expenses to be adjusted accordingly.

b. An increase in expenses due to the start of operations of the new ceramic floor plant in San Luis Potosí, which at the end of the year was using 60% of its capacity.

c. Extraordinary expenses in advertising and marketing due to the opening and launching of new products into the market by the new ceramic floor and wall plant.

d. Reserves for expenses in the variable compensation program for executives of the Metal Mechanical Division, the Construction Products Division and the Corporate Division business. This program was established in 2002.

e. Increases in the expenses due to the administrative and operating structure of the engine aluminum head and block business as a result of the imminent start of the EV-6 project scheduled for the first months of 2003.

It is important to point out that around 65% of the Group costs and expenses are denominated in pesos.

Contrary to the behavior of the operating expenses, the cost of sales experienced a 2% decrease due to:

a. The successful implementation of manufacturing practices to improve efficiency such as Kaizen and the continued flow of the process in the businesses of the Metal Mechanical Division and Construction Products Division.

b. New ceramic floor and wall plants with the best technology in the market and with lower operating costs (even as compared to other Group plants in Saltillo; this situation has brought about the closing of some plants).

III. Net majority profit.

the consolidated net majority profit decreased by 52% in 2002; this is explained by the decrease in the operating profits but also and mainly due to the 32 million peso increase, as compared to the year before, in the overall financing results.

The increase in the overall financing results is basically due to exchange fluctuations which aggregated 349 million pesos (the year before the aggregate proceeds were 88 million pesos).

The net majority profit over sales dropped from 6% in 2001 to 3% in 2002.


GISSA Results
2002 vs 2001
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
2002
2001
Sales
EBITDA
Net Profit

**2001 vs. 2000**

Results.

1. Consolidated net revenues.

For 2001, GIS's net revenues aggregated 7,132 million Pesos, an 11% decrease from fiscal year 2000 net revenues. The decrease in GIS's revenues was mainly due to Mexico's and the United States' weak economy in the year of 2001.

In Dollar terms, net revenues aggregated 708 million Dollars, a 4% decrease from fiscal year 2000 revenues.

It is most important to point out that 43% of the Group's revenues that year is denominated in Dollars. In 2001, the Peso revalued 4.76% *vis-à-vis* the Dollar.

The following are some of the key factors that had a bearing on the drop in revenues:

(a) The automotive customers of the Metal Mechanic Division decreased exports early in the year, as a clear step to reduce inventories; this caused sales of blocks and iron heads for diesel- and gasoline-powered engines to drop around 26%. However, in this Division, sales of aluminum blocks and heads increased by 22.7% over fiscal year 2000 sales.

This Division accounts for 37% of the Company's total revenues.

(b) On the contrary, and notwithstanding the adverse conditions of its market, the Construction Division increased its sales by 4% over fiscal year 2000 sales.

The Ceramic Coating business faced the slowdown of the Mexican economy by increasing its domestic market share by one percentage point, thus assuring the leadership in manufacturing and product design costs, and achieving a 5% increase in sales over fiscal year 2000.

On the other hand, the incorporation of Calorex, S.A. (acquired in late 2000) into the Company's lines of business was a determinant factor that lead the Division to achieve such positive results.

The Construction Division's revenues accounted for 50% of GIS's total revenues.

(c) The Home Appliances Division's revenues dropped 17% from fiscal year 2000 revenues. This was mainly due to Mexico's weak economy and the squeeze on the Division's prices due to Asian imports. The Home Appliances Division accounted for 15.1% of the Group's total revenues.

II. Operating Profit.

By the end of fiscal year 2001, the operating profit (EBIT) aggregated 974 million Pesos, namely, 9% less than the operating profit for fiscal year 2000. The EBIT's margin over-sales was 14% in 2001, as compared to 13% in 2000.

The operating profit drop is mainly due to the revenues drop mentioned above.

Since late the first quarter of 2001, GIS implemented an aggressive cost and expense reduction program; the benefits and savings achieved throughout the year no doubt offset the drop in sales.

Operating profit plus depreciation (EBITDA), in fiscal year 2001 aggregated 1,484 million Pesos, that is terms, the EBITDA aggregated 148 million Dollars. In fiscal year 2001, the EBITDA margin over-sales was 21%.

III. Majority net profit.

As of the closing of fiscal year 2001, GIS's net profit aggregated 458 million Pesos, 30% less than the net profit earned in 2000.

The following factors had a bearing on the decrease we:

The 9% decrease in the operating profit and the extraordinary non-recurrent charge of 194 million Pesos due mainly to the closing of the operations of the Cifunsa Plant One and the transfer of part of the production of the ceramic floor from the Gress Plants I and II of Vitromex Saltillo, Coahuila, to Vitromex San José Iturbide, Guanajuato.

The net profit to sales dropped from 7% in 2000 to 6% in 2001.

GISSA Results
2001 vs 2000


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
2001
2000
Sales
EBITDA
Net Profit

**Analysis of Results of the Metal and Mechanical Segment.**

**Metal and Mechanical Division**

Fiscal years ended on December 31st

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Net Sales | 3,757 | 2,622 | 2,599 |
| Operating Costs and Expenses | 3,473 | 2,384 | 2,372 |
| Operating Profit | 283 | 239 | 227 |
| Pre-tax Profit | 276 | 220 | 32 |
| Operating Margin | 7.5% | 9.10% | 8.73% |

*Figures stated in millions of constant Pesos as of December 2002

**2002 vs. 2001**

Results.

The Division's 2002 fiscal year revenues fell 1% from the revenues of the prior fiscal year. This decrease was due mainly to a decrease of over 20% in the purchase orders from Daimler Chrysler and Volkswagen in the gasoline engine iron head and block business as well as an unfavorable mixture of the products sold in the diesel engine head and block business.

As concerns the sales of the Division's main businesses, the diesel engine head and block business sold 23% more than in the prior fiscal year, which represented a major recovery by its Detroit Diesel and John Deere customers. Likewise, the aluminum head business experienced a 9% increase over the same period. These two businesses account for around 50% of the Division's total sales.

The Division's revenues accounted for 37% of GIS's net revenues.

| **SALES VOLUME** | 2001 | 2002 |
|---|---|---|
| Diesel (Tons.) | 33.2 | 40.9 |
| Gasoline (Tons.) | 129.0 | 119.2 |
| Total | 162.2 | 160.1 |
| % Increase vs. Prior Year | (25.8%) | (1%) |
| Aluminum (pieces) | 938.4 | 1,027 |
| % Increase vs. Prior Year | | 9.5% |
| **AVERAGE PRICE** | 2001 | 2002 |
| Diesel | 11.8 | 10.98 |
| Gasoline | 10.9 | 12.07 |
| Aluminum | 0.46 | 0.46 |

Operating profit.

The Metal Mechanical Division's operating profit in 2002 aggregated 227 million pesos, a 5% decrease over the 239 million pesos figure of 2001. The operating margin dropped from 9.1% to 8.7%.

The operating profit and operating margin decrease was mainly due to:

a. A decrease in the sales of the gasoline engine head and block business.

b. The decrease in sales took place at the end of the year, which did not allow for an adjustment in fixed and semifixed expenses. In the last quarter of the year, sales to Daimler Chrysler and Volkswagen dropped 26%.

c. Additional costs in the aluminum head and block business in order to start up the EV-6 project.

The EBITDA/sales ratio went from 19% to 18% due mainly to the above stated reasons.

**2001 vs. 2000**

Profit.

Fiscal year 2001 sales aggregated 2,622 million Pesos, a 30.2 decrease from fiscal year 2000.

Throughout 2001, the demand for engine iron block and head castings sustained a major contraction due principally to two factors: the U.S. economic rescission which caused a 10% reduction in the production of engines by the three major automakers (Daimler Chrysler, General Motors and Ford) as well as a drop of over 30% in the production of diesel heavy equipment makers as compared to 2000, and the stiff competition by European and Brazilian castings leveraged on the relative undervaluation of their currencies. This caused sales to drop 25.8% from fiscal year 2000. The abovementioned factors and the 4.8% revaluation

of the Peso *vis-à-vis* the Dollar had a negative impact on the Division's revenues.

On the other hand, the profit of Castech, which engages in making aluminum block and head castings (a joint venture with Hydro Aluminium) experienced a major rise in 2001, while its sales increased 22.7% over fiscal year 2000.

The following were the sales and average prices of the gasoline and diesel businesses:

| **SALES** | **2000** | **2001** |
|---|---|---|
| Diesel (Thousands of Tons) | 48.4 | 33.2 |
| Gasoline (Thousands of Tons) | 170.2 | 129.0 |
| Total | 218.2 | 162.2 |
| % decrease as compared to prior years | - | (25.8%) |
| Aluminum (Thousands of Pieces) | 765 | 938.4 |
| % increase over prior years | – | 22.7% |
| **AVERAGE PRICES** | **2000** | **2001** |
| Diesel | 12.0 | 11.8 |
| Gasoline | 12.3 | 10.9 |
| Aluminum | 0.49 | 0.46 |

Operating Profit.

The Division's operating margin was 9.1% or 239 million Pesos, namely, a 15.7% decrease as from fiscal year 2000; the operating margin was not affected in the same levels as revenues due to the efficiency achieved in the operating processes through the successful implementation of a Streamlined Manufacturing

[**Manufactura Esbelta**] strategy whose achievements were very important in improving our costs and the quality of our products.

The Division's EBITDA to sales for fiscal year 2001 was 18.8%, a 3.6% increase over fiscal year 2001.

**Analysis of Results of the Construction Products Segment.**

**Construction Products Division**
**Years ended on December 31st,**

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Net Sales | 3,081 | 3,525 | 3,486 |
| Operating costs and expenses | 2,474 | 2,898 | 2,917 |
| Operating profits | 607 | 626 | 569 |
| Pre-tax profit | 558 | 443 | 290 |
| Operating margin | 19.7% | 17.8% | 16.3% |

*Figures stated in millions of constant Pesos as of December 2002

**2002 vs. 2001**

Results.

The Construction Division's sales dropped 1%, from 3,525 million pesos to 3,486 million pesos.

In 2002, the ceramic coating business' sales increased 15%, but the pressures on the prices, due to European imports into Mexico, caused sales to increase only 5%.

The increase in the ceramic coating business was marred by the decrease in the sales of the bathroom furniture, water heaters and malleable iron connection businesses.

The bathroom furniture business' sales dropped 7% notwithstanding that sales increased 10% [sic]; this was due mainly to the fact that the increase in sales took place in the budget product segment, as the demand for these products increased due to the Federal Government-backed housing programs.

The water heater business experienced a similar effect, since although the volume increased 8% the mixture was not so favorable, which caused a drop in sales in actual terms of 1%.

The bathroom furniture business and the water heater business accounted for 39% of the Division's total sales.

As concerns the malleable iron pipe business, sales dropped 22% due to the management's decision, at the beginning of the year, to discontinue making these products of the Company's business portfolio. This business accounted for 5% of the Division's sales.

The total revenues of this Division accounted for 50% of the Company's consolidated total sales.

Operating profit.

The Construction Division experienced a 9.1% operating profit drop, from 626 million pesos to 569 million pesos. Operating profit dropped from 17.8% to 16.3%.

The operating profit and operating margin decrease was due mainly to:

a. An increase in costs and expenses which were not duly offset by sales due to the start-up of the new ceramic floor

plant in the City of San Luis. This plant started operating in October 2002 and by December 31st, 2002 it was using along 60% of the production capacity.

In the last four years the Division has put in operation three new plants for the production of ceramic floor and walls in the States of Guanajuato and San Luis Potosí. These new plants with the latest technology in the market will allow the Division to operate more profitably, as their high technological level makes them the plants operating at the lowest cost in the Division.

b. Extraordinary advertising and marketing expenses due to the opening and launching of new products made at the new plant in San Luis Potosí.

c. A favorable mixture of products sold by the bathroom furniture business, plus incremental expenses due to operating inefficiency.

d. The price pressures experienced by the main Division business (ceramic floor and wall) due to European imports, mainly in the deluxe and medium-price segment.

e. Extraordinary reserves for expenses due to the implementation of the variable compensation program for executives.

The EBITDA/sales ratio of the Division for 2002 was 21.9%, a 6% decrease from the 23.4% ratio of 2001, due to the above stated reasons.

**2001 vs. 2000**

Results.

That year the Construction Division was able to maintain sales and increase operating cash flow from fiscal year 2000.

The Ceramic Coating business faced the slowdown of the Mexican economy by increasing its domestic market share by one percentage point, thus assuring the leadership in manufacturing and product design costs, and achieving a 5% increase in sales.

This growth in the domestic and export markets caused the Division to increase its production capacity, and Plant II of the production complex in San José Iturbide, Guanajuato, started operation in fiscal year 2001.

In fiscal year 2000, the bathroom furniture and fixtures business decreased its sales by 11.5%. The major challenge was to overcome the prices and the contraction of the demand in the domestic and export markets. This business achieved a 17% domestic market share, to which it sells 65% of its production.

One of the greatest challenges that the Construction Products Division faced in 2001 was the incorporation of Calorex into the Water Heater and Environment Heater business. The Water Heater business, under the brands Cinsa and Calorex, faced a price reduction in actual terms; however, it achieved a 2% increase in its replacement market share.

The Water Heater business, taking advantages of the synergies of other businesses of the Division that service the same market segment, devised attractive packages as to cost and prices with the backing of the Cinsa and Vitromex brands.

**Analyses of Results of the Home Appliances Segment.**

**Home Appliances Division**
**Years ended on December 31st,**

| | 2000 | 2001 | 2002 |
|---|---|---|---|
| Operating Sales | 1,186 | 984 | 955 |
| Operating costs and expenses | 1,009 | 875 | 872 |
| Operating profit | 177 | 109 | 83 |
| Pre-tax profit | 166 | 113 | 67 |
| Operating margin | 14.9% | 11.1% | 8.7% |

*Figures stated in millions of constant Pesos as of December 2002

**2002 vs. 2001**

Results.

The 2002 fiscal year sales decreased 3%, to 955 million pesos. This year the Home Division was forced to reduce its products' prices, as they kept on experiencing price pressures due to imports from the Peoples' Republic of China and Colombia, mainly.

Sales volume of the Kitchenware business experienced major increases. In the light porcelain finish steel line of business, sales increased 12% and in the heavy porcelain finish steel line of business, sales increased 20%. However, prices experienced a 6% drop in nominal terms, which meant that the

increase in sales did not bring about an increase in the Division's net revenues.

Notwithstanding the entry of imported products, the Kitchenware business retained its 48% domestic market share. This business accounts for 70% of the Division's sales.

The Tableware business also experienced a 3% increase in sales over the prior year's sales. This business also experienced the price pressures, even though the effect of such pressures was not as significant as the one experienced by the Kitchenware business.

The Kitchenware and Tableware businesses distribute their products through wholesalers, self-service stores, department stores and catalog sales; in addition, the Tableware business resorts to the institutional channel to serve the hotel, restaurant and institution market, where it has a leadership position nationwide.

The Division's total sales accounted for 13% of GIS's consolidated total sales.

| SALES VOLUME | 2001 | 2002 |
|---|---|---|
| Domestic Light Porcelain Finish Steel (Tons) | 9,559 | 11,316 |
| Export Light Porcelain Finish Steel (Tons) | 2,477 | 2,173 |
| Total | 12,036 | 13,489 |
| % Increase vs. Prior Year | (23%) | 12% |
| Domestic Heavy Porcelain Finish Steel (Tons) | 2,984 | 3,607 |
| Export Heavy Porcelain Finish Steel (Tons) | 123 | 134 |
| Total | 3,107 | 3,741 |
| % Increase vs. Prior Year | (28%) | 20% |

| | | |
|---|---|---|
| Melamine (pieces) | 3,966 | 3,830 |
| Domestic Stoneware (pieces) | 32,322 | 33,613 |
| Export Stoneware (pieces) | | |
| | 36,318 | 37,443 |
| % Increase vs. Prior Year | (13%) | 3% |
| **AVERAGE PRICE** | 2001 | 2002 |
| Light Porcelain Finish Steel | 39.40 | 35.04 |
| Domestic Heavy Porcelain Finish Steel (Tons) | 46.40 | 41.26 |
| Melamine | 4.15 | 3.89 |
| Stoneware | 7.10 | 6.65 |

Operating profit.

The Division's operating profit aggregated 83 million pesos, a 24% decrease over the preceding year. This decrease was mainly due to the negative effect of average prices, the low use of the production capacity of the Tableware business and the costs associated with the variable compensation program implemented that year.

A major event that took place in 2002 was the entering of a strategic alliance with Columbia Home Products of the United States to market our products in the United States and Canada. At the same time, the countervailing duties due to dumping charges levied some years ago were cancelled; this will help to improve the future operating profit.

The EBITDA/sales ratio was 15%, and 11% decrease over the prior year; the decrease was influenced substantially by the events mentioned before.

**2001 vs. 2000.**

Results.

Fiscal year 2001 sales decreased 17% from fiscal year 2000 due to the weakness of the Mexican economy and the pressure on prices in the Tableware and Kitchenware businesses due to imports from Asia. This Division accounted for 14% of the Group's revenues.

In fiscal year 2001, the Home Appliances Division faced a difficult outlook, due mainly to new competitors from other regions. Notwithstanding the adverse economic conditions, the Kitchenware business remained as the market leader, with a 48% market share.

The Tableware business developed new products and increased its domestic market share to 30%, thereby becoming the leader in the home and institutional segments.

| **SALES** | 2000 | 2001 |
|---|---|---|
| Light domestic porcelain fixtures (tons) | 12,031 | 9,559 |
| Light export porcelain fixtures (tons) | 3,587 | 2,477 |
| Total | 15,618 | 12,036 |
| % Increase over the previous year | 5% | (23%) |
| Heavy domestic porcelain fixtures (tons) | 4,118 | 2,984 |
| Heavy export porcelain fixtures (tons) | 169 | 123 |
| Total | 4,287 | 3,107 |
| % Increase over the previous year | 19% | 28% |
| Melamine (pieces) | 5,052 | 3,966 |
| Domestic Stoneware (pieces) | 35,825 | 32,322 |
| Export Stoneware (pieces) | 1,086 | |
| | 41,963 | 36,318 |
| % Increase over the previous year | (3%) | (13%) |

| AVERAGE PRICE | 2000 | 2001 |
|---|---|---|
| Light porcelain fixtures | 41.54 | 39.40 |
| Heavy domestic porcelain fixtures (tons) | 41.54 | 46.40 |
| Melamine | 6.87 | 4.15 |
| Stoneware | 6.87 | 7.10 |

Operating Profit.

The Division's operating profit was in principle affected by a drop in sales; compared with fiscal year 2000, sales dropped 68 million Pesos, and the operating profit in 2001 aggregated only 109 million Pesos, a 38.4% decrease over 2000. The main causes for this decrease were the entry of new competitors to Mexico and the Peso revaluation during the year; these two factors exerted pressure on product prices and therefore on sales.

The EBITDA/Sales ratio was 16.8%, a decrease of 2.2 percentage points over 2000; this drop was offset in part by the efficiency achieved in the application of costs and expenses of the Division businesses.

**Overall Financing Result**

The following chart shows the components of GIS's consolidated overall financing result in the indicated years:

Overall Financing Result

| In Millions of Pesos as of December 2002 | 2000 | 2001 | 2002 |
|---|---|---|---|
| Interest receivable | (65) | (77) | (75) |
| Interest payable | 161 | 192 | 130 |
| Exchange fluctuations | 20 | (88) | 349 |
| Derivative financial instruments | 0 | 0 | 48 |
| Results due to monetary position | (57) | (24) | (57) |

| | | | |
|---|---|---|---|
| Overall financing results | 58 | 3 | 395 |

According to accounting principles generally accepted in Mexico, the statement of income must show the financial effects resulting from the Company's operation and financing in inflation situations, all of these effects are shown on the Overall Financing Result item and include:

1. Financial yield of cash and temporary investments.

2. Financial Expenses on borrowings.

3. Exchange rate gains or losses related to foreign currency-denominated monetary assets and liabilities.

4. Derivate Financial Instruments (includes the effect of natural gas and copper hedging).

5. Losses resulting from holding monetary assets exposed to inflation, net of any gains resulting from the holding of inflation-adjusted monetary liabilities.

**Income Tax and Employees' Profit Sharing ("EPS").**

Under the current tax legislation, companies may pay the higher of the IT and the AT. Both taxes recognize the effects of inflation, albeit differently from generally accepted accounting principles. The EPS is practically computed on the same basis as the IT, but does not recognize the effects of inflation.

The AT Law taxes assets at the rate of 1.8%, adjusted in the case of inventory, property, machinery and equipment, and after deducting some liabilities.

The Company and its subsidiaries compute the IT and AT in a consolidated fashion. Therefore, the amounts of these taxes shown on the attached consolidated financial statements are the consolidated taxes. As to the EPS, the amount thereof represents the sum of the individual results of each company.

The expense attributable to taxes for the 2000, 2001 and 2002 fiscal years, is distributed as follows:

| **IT and EPS Expenses** | 2000 | 2001 | 2002 |
|---|---|---|---|
| IT Expense: | | | |
| On a tax basis | 324 | 377 | 198 |
| Deferred | (8) | (112) | (48) |
| Total IT Expense | 316 | 265 | 150 |
| EPS Expense: | | | |
| On a tax basis | 29 | 17 | 17 |
| Deferred | (16) | 8 | (11) |
| Total EPS Expense | 13 | 25 | 6 |
| Total IT and EPS Expenses | 329 | 291 | 156 |

*Figures stated in millions of constant Pesos as of December 2002

From 2003 onward, the 35% tax rate will be gradually reduced by 1% per year until reaching 32% in 2005. In addition, after the year 2002, the system to defer tax payment to the dividend payment date when profit is reinvested is repealed, and a transition system is established for taxpayers who decided to defer tax payment and to pay dividends out of the balance of the reinvested net profit for tax purposes that was created prior to

2002, and must pay the deferred tax by applying the 3% rate or the 5% rate, depending on whether the profits were earned in 1999, or in 2000 and 2001. Based on the foregoing, the Company paid the equivalent of 30% in 2001 and 2002, respectively, of the profit for tax purposes and will pay the balance once the retained profits are distributed. The Company has created reserves for its income tax liabilities using the rates at which the temporary difference is expected to be reverted.

**ii) Financial Condition, Liquidity and Capital Resources.**

Pursuant to Accounting Principles Generally Accepted in Mexico, the Company files its consolidated statement of changes in the financial condition on the basis of Bulletin B-12, which shows the earning and application of funds; this explains the differences between the beginning and final cash and easily realizable investment balances in constant Pesos as of December 2002. The changes shown on the consolidated financial statements do not represent the nominal cash flow.

The Company's liquidity has been mainly due to the funds generated by the operation in the last three fiscal years, from 2000 to 2002. In this period, the net generation of funds (after discounting the investment in working capital) accrued 2.9 thousand million Pesos (stated in Pesos with purchasing power as of December 2002).

| Figures in Millions of Pesos as of December 2002 | 2000-2002 | 2000 | 2001 | 2002 |
|---|---|---|---|---|

| | | | | |
|---|---|---|---|---|
| Net Profit | 1,389 | 676 | 486 | 228 |
| Depreciation | 1,498 | 490 | 510 | 498 |
| Working Capital | (206) | (313) | 90 | 17 |
| Net resources generated by the Operation | 2,877 | 855 | 1,146 | 876 |
| Bank Financing | 1,227 | 764 | (126) | 589 |
| Dividends | (786) | (465) | 0 | (321) |
| Financing Activities | 726 | 277 | 9 | 441 |
| Acquisition of property, plant and equipment | (2,234) | (726) | (631) | (876) |
| Resources used in Investment Activities | (3,171) | (1,601) | (640) | (930) |
| **Cash Increase** | **432** | **(469)** | **515** | **386** |

In 2000, the net resources generated by the operation aggregated 855,000 million pesos; that year, the working capital implied a major application of resources due mainly to the inventories and taxes receivable. These two items implied an investment of around 500 million pesos (stated at purchasing power as of December 2002). The rest of the components of the working capital partially offset this use of resources.

Throughout 2001, the management concentrated a major part of its efforts in making efficient working capital investments which, after representing expenditures in the preceding period, ended up contributing funds in net terms.

In 2002, the net resources generated by the operation decreased 24% over the prior year, which mainly reflected a lower net profit and a lower recovery in the items that make up the working capital.

As analyzed in other sections of this report, several factors brought about a lower generation of resources from the operation: lower sale volumes in the gasoline engine iron pieces (-8%), a drop in the average prices of the diesel engine pieces (-6% in dollars), an unfavorable mixture in the sales of some of the Construction Products and higher expenses related to the start-up of two new ceramic floor production plants and aluminum pieces for a new V6 engine.

The bank borrowings during the past three years were used mainly to support the growth projects in several of the Company's businesses and to replace and modernize equipment, which allowed the Company to keep on competing in an increasingly integrated U.S. market.

Stated in constant Pesos as of December 2002, the accumulated amount was 1,227 million Pesos (net of amortizations).

The debt assumed from 2000 to 2002 is Dollar-denominated and is related to projects to expand and modernize the productive plant and the acquisition of Calorex. This acquisition makes GIS the largest water heater manufacturer in Mexico and the fifth largest water heater manufacturer in North America.

The Funds Used in Investment Activities item shows an accumulated investment of 3.2 million Pesos. The following are the major projects:

1. The Calorex acquisition (68 million Dollars).

2. The construction of a second ceramic coating manufacturing plant at San José Iturbide, Guanajuato (32 million Dollars).

3. The construction of the next plant to make ceramic coatings in San Luis Potosí (48 million dollars).

4. The establishment of two new plants to make aluminum heads and blocks for a new General Motors V6 engine (65 million dollars).

5. The start of a new investment project to make nodular iron autoparts in Irapuato (13 million dollars). It is estimated that the total project will aggregate 52 million dollars.

The Company negotiated its debt in very satisfactory conditions, mainly with foreign banks which, as of December 31st, 2002, accounted for 96% of the Company's total debt, at a weighted cost equal to the LIBOR plus 1.40 percentage points.

As of December 31st, 2002, 100% of the debt was denominated in Dollars.

The Company has enough short-term credit lines to finance its working capital needs. As of this date, the total amount of said credit lines is 180 million Dollars.

As of December 31st, 2002, the short-term bank debt aggregated 3.5 million Dollars.

Most of the Company's long-term debt (to December 2002) was represented by two syndicated loans, the first of which was borrowed in April 2001, for an initial amount of 85 million Dollars, at a 5-year term plus a 3-year grace period to repay the principal, and a spread of 1.25 percentage points for the first two years, 1.25 for the following year, 1.375 for the fourth year and 1.625 for the fifth year; the second loan was borrowed in March 2002 for 130 million dollars repayable in five years with a two and a half-year grace period for principal at an increasing spread over Libor of 1.375 for the first three years, 1.625 for the fourth year, and 1.75 for the fifth year.

The last loan was used in part to prepay another prior syndicated loan, which was paid on January 22, 2002 using bridge loans first and later using the above mentioned long-term loan; the remainder of the funds was used to finance various investment projects.

The Company manages its financial resources through a centralized treasury system which offers it economies of scale and improves its negotiation power both to invest its resources and borrow the money it needs to run its business.

The Company's centralized treasury system allows for a better administration, control and planning of the financial resources of all the affiliated companies and assures the uniform application of the corporate policies, thus guaranteeing the

availability of funds at the lowest cost and/or the investment of cash surpluses in the best instruments as to risk/return.

The criteria used by the Company's treasury to allocate investments are conservative and call for a full analysis and the prior approval of the instruments and the intermediary financial institutions, seeking above all the security of such investments.

GIS has an exchange risk control policy that allows it, by adopting various exchange risk mechanisms on time, to guarantee that its liquidity will not be affected even by a possible sudden change in the exchange rate.

The regular operation of the Group companies forces GIS to keep the treasury funds mainly in two currencies (Peso and Dollar).

The following is the composition by currency that has been maintained as of December 31st of the last three years:

| **CURRENCY** | 2002 | 2001 | 2000 |
|---|---|---|---|
| Peso | 81.9% | 81.9% | 68.6% |
| Dollar | 18.1% | 18.1% | 31.4% |

**iii) Internal Control**

The Company's Management is charged with the internal control of Grupo Industrial Saltillo and its subsidiaries. The Management has adopted corporate policies and guidelines requiring strict compliance with the authorized procedures and the applicable legal provisions, and that the financial information be reported on the basis of the generally accepted accounting principles in the country.

However, and in order to make sure that said fulfillment be consistent with the established parameters, Grupo Industrial Saltillo formed an Audit Committee of the Board of Directors pursuant to the provisions of Article 14 Bis 3, Section V, of the Stock Market Law. Said Committee is mainly made up by independent directors as required by said Law, in order to guarantee their independence.

Among other duties, the Audit Committee is charged with checking the effectiveness of the internal control of Grupo Industrial Saltillo and its subsidiaries. For this purpose, it has the support of GIS's Internal Audit Office, which reviews and evaluates the internal control of the companies and proposes improvements, and further checks the reasonableness of the figures included in the financial statements, the fulfillment of policies and procedures, the accounting pursuant to generally accepted accounting principles, and unlimited and total fulfillment of the applicable legal provisions.

The Audit Committee is also charged with proposing the retaining the External Auditors and making sure of its independence as to GIS in order to have an independent evaluation of the reasonableness of the financial statements of the same.

The Audit Committee meets at least twice every year in order to evaluate compliance with the policies, procedures, standards, accounting principles, laws and regulations affecting GIS, the reasonableness of the figures on its financial

statements, and the progress of internal and external audits to guarantee the foregoing.

The internal and external audit bodies have unlimited and direct access to GIS's Executive Co-Chairmanships, the Audit Committee of the Board of Directors and the Executive Management of the Group companies and from which they receive all of the necessary support to achieve their purposes.

During the 2002 fiscal year, GIS's Code of Ethics was drawn up. This Code reinforces the necessary control environment for the proper operation of the companies and their compliance with the policies, procedures, standards, laws and regulations applicable to them. The Code is managed by an Executive Committee made up by members of the Board of Directors, a Managerial Committee [**Comité Directivo**] made up by members of the Executive Management of the various companies that make up GIS and other Division Committees that oversee fulfillment and penalize it on the basis of the policies that make the same up [sic].

The above policies include:

1. Communication
2. Employment
3. Hostile environment and sexual harassment
4. Conflicts of interest
5. Quality directed to the customer satisfaction
6. Environmental control, safety and health

7. Trade practices

8. Supplier relations

9. Money laundering

10. Information control and records

11. Use of privileged and/or confidential information

**e) Critical accounting estimates**

In order to prepare the financial statements, the Company orders that estimates be made and assumptions be drawn up in connection mainly with the following items:

Other long-term liabilities. Due to the reserves necessary to provide maintenance services to the products of the water heater businesses (both Cinsa as well as Calorex Heaters) within the warranty period. The companies set aside each month a percentage of the sales and each year they make a review to determine whether such percentage was proper.

Accounts receivable, net. This item is reflected on the financial statements net of the estimate for doubtful accounts. In order to make the estimate, each subsidiary sets aside a monthly percentage in accordance with its customer portfolio. This estimate is constantly reviewed and compared to the aging [**antigüedad**] of overdue balances.

Inventory. This item is affected by an estimate due to inventory obsolescence, which is determined by each Group subsidiary based on the turnover of products, raw materials and spare parts in the warehouses.

Other Assets. This item includes intangible assets such as trademarks and excess payments to buy certain businesses. The Company estimates the amortization period based on the financial projections of the businesses. This item includes expenses pending amortization which mainly include the capitalized expenses related to the EV-6 project development, to make aluminum blocks and heads and capitalizable expenses incurred in developing and installing the new resource planning system.

Likewise, the Company determined an amortization period in accordance with the expectations of revenues in the case of the EV-6 project, and in the case of the resource planning system, the amortization period was established taking into consideration the period within which the system provides competitive edges.

Finally, some of the companies have tax losses pending amortization, which are expected to be utilized. Therefore, the Company believes that these losses will help it to amortize the profits generated in the periods established by the applicable law.

## 4). Management

### a) Auditors

The Company's Auditing firm is KPMG Cárdenas Dosal, S.C. ("KPMG").

KPMG has provided auditing services to the Company and its subsidiaries for over five years.

During that time, KPMG has not issued a qualified or negative opinion and has not abstained from issuing an opinion on the Company's or its subsidiaries' financial statements.

The Auditors are appointed by the Company's Audit Committee of the Board of Administration.

In 2002, the External Auditors did not provide services other than auditing services and were not paid other than the fees charged for reviewing the financial statements.

**b) Transactions with Related Persons and Conflicts of Interests**

In the past three fiscal years, the Company and its Subsidiaries have not entered into transactions or credits with any persons or companies to which reference is made in Circular Letter Containing Miscellaneous General Provisions Applicable to Issuers of Securities and Other Participants of the Stock Market.

**c) Management and Stockholders**

The following are the Company's present proprietary and deputy directors:

| Proprietary Directors | Deputy Directors |
|---|---|
| Juan Carlos López Villarreal | Isidro López Villarreal |
| Ernesto López de Nigris | Javier López De Nigris |
| Julián Dávila López | Alejandro Dávila López |
| Guillermo Elizondo López | Javier Cabello Siller |
| Eduardo López Alanís | Francisco López Alanís |

| | |
|---|---|
| Armando López Recio | Oscar López Recio |
| Antonio Madero Bracho | Felipe Mellado Flores |
| Andrés M. Sada Zambrano | José G. Pozas de la Vega |
| Claudio X. González | Jorge Barrero Stahl |
| Eugenio Clariond Reyes | José G. Pozas de la Vega |
| José Antonio Fernández | Jorge Barrero Stahl |
| Luis Berrondo Avalos | Jorge Barrero Stahl |
| Adán Elizondo Elizondo | Proprietary Examiner |
| Rafael Gómez Eng. | Deputy Examiner |

The Board of Directors was appointed at the General Annual Ordinary Stockholders' Meeting held on April 26, 2002, to hold office until fiscal year 2003.

The Company's Board of Directors is appointed by Stockholders' Meetings and is made up by such number of directors, not to be less than nine, as determined by a General Ordinary Stockholders' Meeting. Each stockholder or group of stockholders owning at least 10% of the outstanding common stock is entitled to appoint one Proprietary Director and his/her deputy.

The Company's surveillance is entrusted to an Examiner appointed by a General Stockholders' Meeting, which may also appoint a deputy Examiner. Pursuant to law, the Examiner's duties include reviewing the Company's transactions, books, records and other documents and filing a report on such review to a General Annual Ordinary Stockholders' Meeting. The Examiner

must attend all of the Board of Directors' and Stockholders' Meetings.

The Company's Audit Committee is made up by:

Eugenio Clariond Reyes-Retana, Chairman
Andrés M. Sada Zambrano
Javier Cabello Siller

The Audit Committee was appointed by the stockholders at their General Annual Ordinary Stockholders' Meeting held on April 26, 2003.

**Principal Officers**

The following table shows the names of the Company's principal officers, their current positions and the year in which they were appointed.

| Name | Main Occupation | Officer since |
|---|---|---|
| Ernesto López De Nigris | Co-Chairman of the Board of Directors and Co-President, Operations | 2003 |
| Juan Carlos López Villarreal | Co-Chairman of the Board of Directors and Co-President, Operations | 2003 |
| Emilio del Bosque | Director, Corporate Supplies | 1995 |
| Rodolfo Fernández González | Chief Executive Officer, Construction Division | 1996 |
| José Manuel Garza Martínez | Chief Executive Officer, Metal Mechanical Division | 1998 |
| Guillermo Triana Flores | Chief Executive Officer, Home Division | 1999 |
| Francisco Guzmán Álvarez | Chief Executive Officer, Human Resources | 1996 |
| Felipe César Mellado Flores | Chief Executive Officer, Corporate Division, and Secretary of the Board of Directors | 1989 |

| | | |
|---|---|---|
| Jorge E. Verástegui Saucedo | Chief Executive Officer, Public Relations | 1997 |

**Management**

Mr. Ernesto López De Nigris, Co-Chairman of the Board of Directors and Co-President, Operations, since April 26, 2003 and June 6, 2003, respectively. He was Deputy Director-Metal and Mechanical Division, Director-Bathroom Fixture Business (Vitromex/St. Thomas), Domestic Sales Manager-Vitromex, Plant Director-Cerámica Santa Anita, Supplies and Production Control Manager-Cinsa. Mr. De Nigris is 42 years old and works for GIS since 1989. He holds an Industrial and Systems Engineering Degree from the Instituto Tecnológico de Estudios Superiores de Monterrey ("ITESM") and a Master's Degree in Business Administration from the University of Texas at Austin.

Mr. Juan Carlos López Villarreal,. Co-Chairman of the Board of Directors and Co-President, Operations, since April 26, 2003 and June 6, 2003, respectively. He was Deputy Director-Construction Products Division, Director-Diesel Engine Business, Operations Manager, Quality Manager, Projects and Industrial Engineering Manager. Mr. López Villarreal is 39 years old and works for GIS since 1991. He holds an Industrial and Systems Engineering Degree from the ITESM and a Master's Degree in Business Administration from St. Edwards University in the City of Austin, Texas.

Mr. Emilio del Bosque González. Corporate Director-Supplies since August 1995. He was Director-Supplies of the Metal and Mechanical Division and Planning Director of the same Division. Mr. del Bosque González is 56 years old and works for GIS since 1973. He hold a Mechanical Engineering and Administration Degree from the ITESM and a Master's Degree in Business Administration from the Instituto Panamericano de Alta Dirección de Empresas ("IPADE").

Rodolfo Fernández González. Chief Executive Officer-Construction Products Division since August 1996. He was Vitromex Chief Executive Officer. Mr. Fernández González is 54 years old and works for GIS since 1980. He holds a Public Accounting Degree and a Master's Degree in Business Administration from the ITESM.

Guillermo Triana Flores, Chief Executive Officer-Home Appliances Division since May 1999. He was the Director of the Kitchenware Business, Director of the Cinsa Plant, Supplies Director of Vitromex, Materials Handling Manager of Vitromex, and Sales Managing Director of Vitromex. Mr. Triana Flores is 47 years old and works for GIS since 1984. He holds a Biochemical Engineering Degree and a Master's Degree in Business Administration from the ITESM.

José Manuel Garza Martínez. Chief Executive Officer-Metal and Mechanical Division since August 1998. He was the Chief Executive Officer-Home Appliances Division and Cifunsa's

Business and Commercial Director. Mr. Garza works for GIS since June 1975. He is 51 years old, and holds a Bachelor's Degree in Business Administration and a Master's Degree in Business Administration from the ITESM.

Francisco Guzmán Álvarez. Chief Executive Officer-Human Resources since October 1996. He was the Director of the Couplings Business and Director-Human Resource of the Metal and Mechanical Division. Mr. Guzmán works for GIS since 1985. He holds a Mechanical Engineering and Business Administration Degree from the UDEM and a Master's Degree in Organization Development from the ITESM.

Felipe César Mellado Flores. Chief Executive Officer-Corporate Division since November 1989. He was Confad Chief Executive Officer and Finance and Planning Director. Mr. Mellado is 53 years old and has been with GIS for 27 years. He holds a Chemical Engineering and Administration Degree from the ITESM and a Master's Degree in Industrial Engineering from the Georgia Institute of Technology.

Jorge E. Verástegui Saucedo. Chief Executive Officer-Public Relations since February 1997. He was Public Relations Manager and Marketing and Advertising Manager. Mr. Verástegui is 47 years old and works for GIS since 1977. He holds a Bachelor's Degree in Communications Science from the ITESM and a Master's Degree in Business Administration from IPADE.

**Main stockholders**

The following table contains the shareholding information as of December 31st, 2002:

| Stockholders | N° of Shares | % of Total Shares |
|---|---|---|
| Control Trust | 163,748,400 | 57.0% |
| López del Bosque Family and heirs | 66,073,701 | 23.0% |
| Repurchased shares | 3,729,255 | 1.3% |
| Investors at large | 53,725,604 | 18.7% |
| | 287,276,960 | 100.0% |

**Control Trust and Transfer of Shares**

The control of the Company's stock and therefore of the subsidiaries' stock is exercised by means of a trust holding 57.0% of all of the Company's outstanding stock (the "Control Trust"). The beneficiaries are members of the six branches of the López family, descendants of Mr. Isidro López Zertuche, the Company' founder. The trustee is Banco del Centro, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte. The principal purpose of the trust is to guarantee the continued control of the Company's and to implement a right of first refusal agreed upon in the trust contract, in the event of transfers of beneficiary rights or shares representing the Company's capital stock. The right of first refusal is vested first on the other beneficiaries of the same branch of the transferor's family, and then to the other beneficiaries in proportion to the rights of each beneficiary in the trust. The trust is managed by a Technical Committee made up by a representative of each of the six branches of the López family.

The Technical Committee determines how the voting rights are exercised at the Company's Stockholders' Meetings. The vote is always exercised *en bloc* for all of the trust shares. The trust contract, executed on July 7, 1997, is in effect for 30 years and upon the expiration of such term, the trust fund will be transferred to another trust under terms similar to the terms of the current trust.

Under the Company's Charter and By-Laws, and in view of its stockholding, the Control Trust is entitled to appoint a majority of the members of the Company's Board of Directors and to determine what resolutions General Stockholders' Meetings must pass.

**d) <u>Charter and By-Laws and Other Agreements</u>**

The following is a brief summary of the major provisions of the Company's Charter and By-Laws. This description is but illustrative, does not pretend to be exhaustive and is subject to the full text of said Charter and By-Laws:

**Stockholders' Meetings and Voting Rights**

There are General and Special Stockholders' Meetings. General Stockholders' Meetings may be Ordinary or Extraordinary. Each Single Series share confers upon its holder the right to cast one vote at General Stockholders' Meetings. Extraordinary Stockholders' Meetings are those held to address the issues listed in Article 182 of the General Business Corporation Law

[**Ley General de Sociedades Mercantiles**] and the Charter and By-Laws, including amendments to the Company's By-Laws, those called to approve the cancellation of the Company's shares in the Securities Section of the National Securities Register and Mexican or foreign stock exchanges in which they are listed, other than listing systems or other markets not formed as stock exchanges, the liquidation, merger, spin-off or transformation of the Company from one type of corporation into another. Special Stockholders' Meetings are those held pursuant to Article 191 of the General Business Corporation Law.

A General Ordinary Stockholders' Meeting must be held at least once every year, within the first four months following the end of each fiscal year, in order to review and approve the Board of Directors' report and the Company's financial statements for the preceding fiscal year, appoint the members of the Board of Directors, of the Audit Committee, and the Examiner, and to determine the remuneration payable to them, to file the report mentioned in Article 172 of the General Business Corporation Law, of any subsidiary companies in which the Company owns a majority of the shares of stock, when the value of the investment in each of said companies exceeds 20% of the Company's net worth, based on the financial statements for the corresponding fiscal year, and to address the application of the profits earned in the preceding fiscal year.

In order to attend Stockholders' Meetings, the stockholders must produce admission cards to be issued only upon request of the persons who are recorded as stockholders in the Company's Stockholder Registry Book; said request must be filed at least two business days prior to the date set to hold the Stockholders' Meetings. In order to attend Stockholders' Meetings, the Stockholder Registry Book will be closed and therefore no entries will be made on it two business days prior to the date set to hold a Stockholders' Meeting.

In order for a General Ordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, at least 50% of the common outstanding shares must be represented thereat. A General Ordinary Stockholders' Meeting called pursuant to a second notice will be regarded legally convened regardless of the number of shares represented thereat, and its resolutions shall be valid when passed by the favorable vote of a majority of the shares present at the meeting. In order for a General Extraordinary Stockholders' Meeting to be regarded legally convened pursuant to a first notice, at least 75% of the outstanding common shares must be represented thereat, and its resolutions shall be valid if passed by the favorable vote of shares representing at least 75% of the outstanding common shares. An Extraordinary Stockholders' Meeting called pursuant to a second or later notice may be held validly if at least 51% of the common shares are represented thereat. In order for an

Extraordinary Stockholders' Meeting called to address any issues on which the Series L shares of stock are entitled to vote to be regarded legally convened pursuant to a first notice, at least 75% of all of the paid up voting stock must be represented thereat. In the event of a second or later notice, such meeting may be validly held if at least 51% of all of the paid up voting stock is represented thereat. In any event, whether the meeting is held pursuant to a first or later notice, its resolutions shall be valid if passed by the favorable vote of shares representing at least 51% of all of the paid up voting stock, provided that said 51% includes the favorable vote of a majority of the common stock.

The Stockholders' Meetings may be called by the Board of Directors, the Company Examiner or, in certain cases, by a competent judge. The Board of Directors or the Examiner must call General Stockholders' Meetings upon the written request of stockholders representing 33% of the outstanding stock entitled to vote at such meeting. The notices for Stockholders' Meetings must be published on one of the largest circulation dailies of the City of Saltillo, State of Coahuila, and on one of the largest circulation dailies of the City of Mexico, Federal District, at least 15 days prior to the date set to hold the meeting. All of Stockholders' Meetings must be held at the Company's domicile (the City of Saltillo, State of Coahuila).

The Company's management shall be entrusted to a Board of Directors made up by at least nine members, as decided by an Ordinary Stockholders' Meeting. A Deputy Director may be appointed for every Proprietary Director. The Directors shall hold office for one year. The members of the Board of Directors shall be appointed by a majority vote of the shares represented at the meeting. Stockholders representing at least 10% of all of the paid up capital stock shall be entitled to appoint a Proprietary Director and her/his respective Deputy. Once the minority appointments have been made, if any, the Ordinary Stockholders' Meeting will determine the total number of Directors that will make up the Board of Directors and will appoint the other Board members by a majority vote, without counting the votes of the stockholders who exercised the minority right to which this paragraph refers.

**Stockholders' Conflict of Interests**

Under law, any stockholder having interests contrary to the Company's interests in any transaction must abstain from voting on said transaction at the corresponding Stockholders' Meeting. Any stockholder who votes in connection with any transaction in which he has interests contrary to the Company's interests shall be liable for any damages caused to the Company if said transaction would not have been approved without said stockholder's vote.

**Directors' Conflict of Interests**

Pursuant to law, any Director having interests contrary to the Company's interests in a certain transaction, must so advise the Board of Directors and shall abstain form voting on such transaction. Any Director who votes on a transaction in which he has interests contrary to the Company's interests, shall be liable for any damages caused to the Company. The Directors and Examiners may not represent stockholders at Stockholders' Meetings.

**Rights of Withdrawal**

In the event that the stockholders approve a change in the Company's purpose or nationality or the Company's transformation, any stockholders with voting rights on such issue and who voted against any such action, shall have the right to withdraw from the Company and to be reimbursed for his shares, pursuant to the General Business Corporation Law, provided that he so requests within fifteen days following the date on which the respective Stockholders' Meeting was held.

**Suspension of Enforcement of any Resolutions Passed by Stockholders' Meetings**

Pursuant to law, stockholders representing 33% of the Company's capital stock may oppose, before the competent judge, any resolutions passed by a Stockholders' Meeting, within fifteen days following the date on which the Stockholders' Meeting was held, on the grounds that said resolutions violate the law or the Company's Charter and By-Laws, and will post a bond to guarantee

payment of any damages caused by such opposition. In order to be entitled to so oppose, the stockholders must not have attended the meeting or, if they did attend the meeting, they must have voted against the resolutions involved.

**Dividends**

Once the Company's financial statements have been approved by a Stockholders' Meeting, the meeting will determine how the net profit for the preceding fiscal year will be allocated, on the understanding that (i) 5% of the profit must be applied to create and replenish the legal reserve fund, until the same equals at least 20% of the capital stock; (ii) if the General Stockholders' Meeting so determines, it may allocate such amounts as it may deem advisable to create or replenish the reserve to buy back the Company's own shares to which Article 14 Bis, Section I, of the LMV refers, as well as the contingency and reinvestment funds and other special reserve funds, and (iii) the balance will be allocated as determined by the Stockholders' Meeting. As of this date, the Company's legal reserve aggregates Ps.3,532,400.

**Dissolution and Liquidation**

Upon the approval of the Company's liquidation, one or more liquidators will be appointed to wind up the Company's affairs. All of the fully paid up and outstanding shares shall be entitled to participate on a pro rata basis in any distribution due to the liquidation.

**Exclusive Jurisdiction**

The Company' Charter and By-Laws establish that any action regarding their interpretation or fulfillment of the same must be filed with the competent courts of the City of Saltillo, State of Coahuila.

**Forfeiture of Shares**

The Company's Charter and By-Laws establish that any stockholders who in the present or in the future acquire an equity participation or interest in the Company formally agree with the Ministry of Foreign Affairs [**Secretaría de Relaciones Exteriores**] (i) to be regarded as Mexican nationals with respect to any shares that they acquire or of which they may be holders, and with respect to the properties, rights, concessions, participations or interests held by the Company or to the rights and obligations arising under any contracts executed by the Company with the Mexican government, and (ii) not to call upon the protection of their governments. If a stockholder calls upon the protection of her/his/its government and violates this Article [of the Company's Charter and by-Laws], she/he/it shall forfeit her/his/its shares in favor of the Mexican nation.

**Action Against Directors and Examiners**

Pursuant to law, any civil action against the directors or examiners may be filed by means of a resolution passed at a General Ordinary Stockholders' Meeting. In the event that the stockholders decide to file an action, the directors or examiners

against whom such action is filed will forthwith stop performing their duties. In addition, stockholders representing at least 33% of the outstanding shares may directly file a civil action against the directors or examiners, provided that (i) said stockholders did not vote against the filing of such action at the corresponding Stockholders' Meeting; and (ii) the lawsuit is filed for all of the damages caused to the Company and not only for the portion caused by such stockholders. Any amount recovered as damages due to such action shall be for the Company's benefit and not for the benefit of the stockholders who filed the action.

**Term**

The Company's term shall be one hundred years, counting from April 26, 2002.

**Acquisition by the Company of its Own Shares**

Pursuant to the Stock Market Law and the Company's Charter and By-Laws, the Company may acquire shares of its own capital stock, through the BMV, at their current market value. Such acquisition must be authorized by the Board of Directors. In the event of such acquisition, the Company's capital stock will be reduced by an amount equal to the theoretical value of the shares so acquired (which will be determined by dividing the paid up capital stock by the number of outstanding shares immediately before the acquisition); if the purchase price of said shares exceeds their theoretical value, the difference will

be paid out of a special reserve fund created with the net profit to buy back the Company's own shares. Any shares thus acquired will be kept in the Company's treasury for future sale through the BMV. Upon selling such shares, the capital stock will be increased by an amount equal to their theoretical value, and any surplus will be carried forward to the above mentioned reserves. During the time that any shares so acquired remain in the Company's property, no corporate and economic rights vested by said shares may be exercised, and such shares shall not be regarded as outstanding in order to determine the quorum or the voting at Stockholders' Meetings held throughout such time. The Company may also acquire shares representing its own capital stock for amortization with distributable profits, pursuant to a resolution of a General Extraordinary Stockholders' Meeting. In addition, the Company may acquire its own shares of stock pursuant to a court award, in repayment of a stockholder's debt. In this case, the Company must sell such shares within three months following the purchase date. Otherwise, the capital stock will be reduced and the shares involved will be cancelled.

**Acquisition in the Event of Cancellation of the Registration of the Shares**

In the event that the registration of the Company's shares in the Securities Section of the Securities Register is cancelled, whether upon the Company's request or by a resolution passed by the CNBV pursuant to law, the Company's majority

stockholders must make a public offer to buy any shares owned by the minority stockholders. Unless the CNBV authorizes a different price, said shares must be purchased by the controlling stockholders at the higher of (a) the average quotation price of said shares in the BMV during the 30 days prior to the date of the offer that said shares were traded, or (b) the book value of said shares, computed on the basis of the last quarterly reports submitted to the CNBV and the BMV before the date of the offer. Pursuant to the Company's Charter and By-Laws, the holders of a majority of the Shares are not under the obligation to make a public offer of the Shares owned by the minority stockholders, if the holders of all of the Company's outstanding Shares approve the cancellation of the registration of the shares in the Securities Register. In order to amend this provision of the Charter and By-Laws, a General Extraordinary Stockholders' Meeting must be held at which the voting quorum shall be 95% of the capital stock and the prior approval of the CNBV shall be required.

**Foreign Investment Restrictions**

Foreign investment in the capital stock of the Mexican companies is regulated by the Foreign Investment Law [**Ley de Inversión Extranjera**] (the "FIL"), which became effective on December 28, 1993. The Ministry of the Economy [**Secretaría de Economía**] and the National Foreign Investment Commission

[**Comisión Nacional de Inversiones Extranjeras**] are charged with applying the FIL.

Under the FIL, certain economic activities are reserved to the state. Certain economic activities are exclusively reserved to Mexican individuals or Mexican companies whose charters and by-laws include the foreign preclusion clause. In addition, the FIL restricts the foreign investment percentage authorized in companies engaged in other specific activities. Right now, there is no restriction as to the foreign investment percentage authorized in the Company's capital stock.

## 5). Stock Market

### a) Equity Structure

The only shares of GIS quoted in Bolsa Mexicana de Valores, S.A. de C.V., are the Single Series shares; the quotation screen code is GISSA*.

GISSA is listed in the BMV since 1976.

In the USA, it has established an American Depository Receipts ADR Level 1 program and is listed under the code GISQY in the over-the-counter market. This program was established in March 2000. Each ADR-1 of GISQY includes six Single Series shares.

### Shares' Marketability

The following table shows the marketability indicator per quarter of the Single Series Shares of GISSA*.

| 2000 | | | | 2001 | | | | 2002 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| I | II | III | IV | I | II | III | IV | I | II | III | IV |
| 7.29 | 6.82 | 7.31 | 7.24 | 6.83 | 6.93 | 6.84 | 6.98 | 6.86 | 6.97 | 7.27 | 7.47 |

After the share offer that GIS made in 1997, the shares' liquidity improved substantially, and in the last years has remained stable. The GISSA* share is part of the Index (IPC) of Bolsa Mexicana de Valores since 2001.

The IPC includes the 35 more marketable shares in the market.

**b) Behavior of the Shares in the Stock Market**

The following table shows the price as of December 31st of each year of the GISSA* shares:

| YEAR | YEAR-END PRICE |
|---|---|
| 1995 | 11.10 |
| 1996 | 24.30 |
| 1997 | 33.00 |
| 1998 | 24.70 |
| 1999 | 30.30 |
| 2000 | 10.52 |
| 2001 | 9.70 |
| 2002 | 14.99 |

In the last 8 quarters, the per price share behaved as follows:

| | 2001 | | | | 2002 | | | |
|---|---|---|---|---|---|---|---|---|
| | I | II | III | IV | I | II | III | IV |
| MAXIMUM | 31.0 | 26.40 | 19.50 | 15.70 | 17.50 | 19.87 | 19.60 | 15.25 |
| MINIMUM | 23.40 | 14.80 | 15.10 | 9.80 | 15.20 | 17.30 | 19.00 | 14.60 |

In the last six months of fiscal year 2002, the per price share behaved as follows:

| | 2002 | | | | | |
|---|---|---|---|---|---|---|
| | JULY | AUGUST | SEPTEMBER | OCTOBER | NOVEMBER | DECEMBER |
| MAXIMUM | 18.30 | 19.46 | 19.60 | 19.35 | 18.80 | 15.25 |
| MINIMUM | 17.00 | 18.00 | 19.00 | 18.80 | 13.70 | 14.60 |

## VI [sic]. Responsible Parties

Saltillo, Coahuila, June 30, 2003

National Banking and Securities Commission
[**Comisión Nacional Bancaria y de Valores**]
Stock Trading Supervision Division
Insurgentes Sur 1971, Torre Sur, Piso 10
Colonia Guadalupe Inn
01020 Mexico, D.F.

We hereby under oath declare that, within the scope of our respective duties, we prepared the issuer's information included in this annual report which, to the best of our knowledge and belief, fairly reflects the Company's condition. We further declare that we are not aware of any relevant information that was omitted from or misstated in this annual report or that this annual report contains information that may mislead investors.

Yours truly,

Felipe Mellado Flores
Chief Executive Officer,
Corporate Division

Héctor Zamorano Montelongo
Finance Counsel

Manuel I. Fernández Pérez
General Counsel

Oscar Regalado Ortega
Director of Financial and
Fiscal Analysis

c.c.: Bolsa Mexicana de Valores, S.A. de C.V.

National Banking and Securities Commission
[**Comisión Nacional Bancaria y de Valores**]
Stock Trading Supervision Division
Insurgentes Sur 1971, Torre Sur, Piso 9
Colonia Guadalupe Inn
01020 Mexico, D.F.

I hereby under oath declare that the financial statements included in this Annual Report were reviewed pursuant to generally accepted accounting standards. I further declare that, within the scope of the work I carried out, I am not aware of any relevant financial information that was omitted from or misstated in this Annual Report or that this Annual Report contains information that may mislead investors.

Yours truly,

Rafael Gómez Eng, CPA

Saltillo, Coahuila, Mexico
June 27, 2003.

## VII [sic]. Exhibits

a) Audited Financial Statements and Examiner's Report

# QUESTIONNAIRE ON THE CORPORATE STRUCTURE OF THE ISSUER
# GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.

| *Composition of the Board of Directors* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 1) Is the Board of Directors made up by no less than five and no more than fifteen Proprietary Directors? (Principle 2) | X | | |
| 2) *Are there only Proprietary Directors? (Principle 3) | | X | |
| 3) Can Deputy Directors substitute only for a previously specified Proprietary Director? (Principle 3) | X | | Two Deputy Directors may substitute for four Proprietary Directors, on the understanding that they may substitute for only a single Proprietary Director in a given meeting |
| 4) Does the Proprietary Director suggest to the Board the appointment of her/his Deputy? (Principle 3) | | X | |
| 5) Do independent and equity owning [**patrimoniales**] Directors jointly constitute less than 40% of the Board of Directors' membership? (Principle 7) | X | | |
| 6) Do independent Directors represent at least 20% of all of the Directors? (Principle 7) | X | | |
| 7) Does the Board of Directors' annual report mention what Directors are independent Directors and what Directors are equity owning Directors? (Principle 8) | | X | |
| 8) Does the annual report mention the category to which the equity owning Directors belong? (Principle 8) | | X | |
| 9) Does the Board of Directors' annual report indicate the principal positions held by each Director as of the date of the report? (Principle 9) | X | | |

* If the answer is yes, the answers to questions 3 and 4 under the Comments Column must be "NOT APPLICABLE."

| *Board of Directors' Structure* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 10) Does the Board of Directors carry out Remuneration and Evaluation, Audit and Planning and Finance Functions? (Principle 10) | X | | |
| 11) Are committees made up only by Proprietary Directors? (Principle 12) | | X | |
| 12) Is each committee made up by a minimum of three and a maximum of seven members? (Principle 13) | X | | |
| 13) Does each independent Director, besides her/his duties in the Board, participate in at least one committee? (Principle 16) | X | | Yes, they all are members of some committee or other |
| 14) Is the Audit Committee chaired by an independent Director? (Principle 17) | X | | |

| *Operation of the Board of Directors* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 15) Does the Board of Directors meet at least four times every year? (Principle 18) | X | | |
| 16) Is at least one Board of Directors' Meeting held to define the Company's medium- and long-term strategy? (Principle 18) | X | | |
| 17) Is it possible to call a Board of Directors' Meeting with the agreement of at least 25% of the Board members? (Principle 19) | X | | |
| 18) Do the Directors have access to all of the relevant information at least five days prior to each Board Meeting? (Principle 20) | X | | |
| 19) *Is there any mechanism that guarantees that the Directors can assess issues involving strategic matters, even though they do not receive the necessary information at least five days in advance? (Principle 20) | X | | |
| 20) *Is a first-time Director inducted by explaining his duties and the Company's situation? (Principle 21) | X | | |

| *Directors' Duties* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 21) Do the Directors report to the Board Chairman and Secretary any conflict of interests that causes them to abstain from voting on any matter involving such conflict of interests, and do they actually abstain from participating in the discussion of such matter? (Principle 22) | X | | |
| 22) Do the Directors use the Company's assets or services only to carry on the Company's corporate purpose? (Principle 23) | | X | Should they use assets or services [for other than the corporate purpose], they would be charged as proper |
| 23) Are clear policies set for the case that the Directors as an exception put the Company's assets to personal uses? (Principle 23) | X | | |
| 24) *Do the Directors devote time to perform their duties, and attend at least 70% of the Board Meetings to which they are called? (Principle 24) | X | | Average attendance by all of the Board |
| 25) *Do the Directors keep in absolute secrecy all of the corporate matters of which they become aware at the Board Meetings that they attend? (Principle 25) | X | | YES, in both cases |
| 26) Do the Proprietary and Deputy Directors keep each other abreast of any matters discussed at Board of Directors' Meetings? (Principle 26) | | X | |
| 27) Is the Board of Directors supported with opinions, recommendations and guidelines resulting from the analysis of the Company's performance? (Principle 27) | X | | |

*** If the answer to this question is yes, the answer must be expanded under the Comments Column.**

REMUNERATION AND EVALUATION FUNCTION

The Evaluation and Remuneration Committee suggests to the Board of Directors, and the latter approves or modifies,

procedures to evaluate the Chief Executive Officers and top-ranking officers of the Company's subsidiaries.

Each Chief Executive Officer and the top-ranking officers meet each year with their superiors to set specific goals; the remuneration to which they are entitled is based on the achievement of such goals.

| ***Operation of the Evaluation and Remuneration Committee*** | ***YES*** | ***NO*** | ***Comments*** |
|---|---|---|---|
| 28) Does the Evaluation and Remuneration Committee make sure that the hiring of top-ranking officers and the probable payments for their dismissal from the Company abide by the guidelines approved by the Board of Directors? (Principle 29) | | X | |
| 29) Are the structure and policies used to determine the remuneration packages of Directors and officers disclosed? (Principle 30) | | X | No; this has not been deemed convenient |

AUDIT COMMITTEE

The Audit Committee frequently meets throughout the fiscal year in order for the audit duties to be objective and for the information gathered as a result of the Outside and In-house Audits submitted to the Board of Directors to be as transparent as possible.

This Committee also recommends to the Board the firm of External Auditors, which must meet the independence and technical capacity requirements.

The Company's and subsidiaries' financial statements are audited each year, based on accounting principles generally accepted in Mexico.

| Selection of Auditors | YES | NO | Comments |
|---|---|---|---|
| 30) Does the external auditor's income, as well as that of any other outside review, for auditing the Company, account for 20% of less of the total revenues of the auditing firms? (Principle 32) | X | | It is an inter-national auditing firm |
| 31) Is the [auditing firm's] partner that audits the Company changed at least every six years? (Principle 33) | X | | The present auditor has been in office four years |
| 32) Is the person who signs the audit report of the Company's annual financial statements other than the person who acts as Examiner? (Principle 34) | X | | |
| 33) Does the annual report disclose information about the professional profile of the Company's Examiner? (Principle 35) | | X | This has not been deemed necessary |
| ***Financial Information*** | | | |
| 34) Does the Company have an in-house audit department? (Principle 36) | X | | |
| 35) Does the Audit Committee submit the accounting policies to the Board for approval? (Principle 37) | | X | The Committee is advised on the accounting policies but does not file them with the Board for approval |
| 36) Does the Audit Committee make sure that the intermediate public financial information is prepared pursuant to the same principles, criteria and practices used to draw up the annual reports? (Principle 39) | | X | |
| ***Internal Controls*** | | | |
| 37) Is there an internal control system? (Principle 41) | X | | |
| 38) Are the general guidelines of the internal control system submitted to the Board for approval? (Principle 41) | X | | The Audit Committee submits its conclusions to the Board |

| | YES | NO | Comments |
|---|---|---|---|
| 39) Does the Audit Committee evaluate and issue an opinion on the effectiveness of the internal control system? (Principle 42) | X | | |
| 40) Do the external auditors validate the effectiveness of the internal control system and issue a report on said controls? (Principle 43) | X | | A report is submitted to the Audit Committee |

| ***Fulfillment of Provisions*** | ***YES*** | ***NO*** | ***Comments*** |
|---|---|---|---|
| 41) Does the Audit Committee make sure that there are controls that allow to determine whether the Company meets the applicable provisions and does it report periodically to the Board? (Principle 44) | X | | The review is made each year |
| 42) Is a review of fulfillment of all applicable provisions made at least once every year? (Principle 44) | X | | The review is made each year |
| 43) Is the Board of Directors periodically advised of the Company's legal status? (Principle 45) | | X | |

FINANCE AND PLANNING COMMITTEE

Grupo Industrial Saltillo, S. A. de C. V., does not have a Finance and Planning Committee; everything related to investments, byproducts, borrowing and strategy, among other issues, is directly handled by the Board of Directors.

| ***Operation of the Finance and Planning Committee*** | ***YES*** | ***NO*** | ***Comments*** |
|---|---|---|---|
| 44) Does the Finance and Planning Committee evaluate the feasibility of the Company's main investments and financing transactions? (Principle 47) | | X | It issues opinions only in the investments |
| 45) Does the Finance and Planning Committee periodically evaluate the Company's strategic position pursuant to the strategic plan? (Principle 48) | | X | The Board of Directors directly handles this matter |

| | | | |
|---|---|---|---|
| 46) Does the Finance and Planning Committee support the Board by monitoring the consistency of any investment and financing policies with the Company's strategic vision? (Principle 49) | | X | The Board of Directors directly handles this matter |
| 47) Does the Finance and Planning Committee support the Board by reviewing the Company's financial projections, and making sure that they are consistent with the Company's strategic plan? (Principle 50) | | X | The Board of Directors directly handles this matter |

II. This part is a questionnaire regarding General Stockholders' Meetings.

1) The questions in this form must be answered either Yes or No, with an X on the corresponding column.

2) Where the answer is No (and, as an exception, in the cases of questions 1 and 2, where the answer is Yes), the issuer must state why the involved principle is not complied with and whether an alternative mechanism to the suggested one is available. In these cases, the answer must be provided in the Comments Column, clearly stating the corporate governance practices followed by the Company.

3) The questions refer to a specific section of the Better Corporate Practices Code, in order to contextualize the question.

# QUESTIONNAIRE REGARDING GENERAL STOCKHOLDERS' MEETINGS

## STOCKHOLDERS' RIGHTS (see section V)

| ***i) Information and Agenda for Stockholders' Meetings*** | ***YES*** | ***NO*** | ***Comments*** |
|---|---|---|---|
| 1) Was the "Miscellaneous" item omitted from the Agenda for Stockholders' Meetings? (Principle 51) | **X** | | |
| 2) Was the grouping of issues related to different subjects in a single item of the Agenda avoided? (Principle 51) | **X** | | |
| 3) Is all of the information on each item of the Agenda for the Stockholders' Meetings available [to the stockholders] 15 days in advance? (Principle 52) | **X** | | |
| 4) Are the stockholders provided with a form which contains detailed information and possible voting alternatives on issues included in the Agenda, in order that they may issue instructions to their attorneys in fact? (Principle 53) | | **X** | Not deemed necessary |
| 5) Does the information delivered to the stockholders include the proposed composition of the Board of Directors, with information on the candidates' professional profile? (Principle 54) | | **X** | *One or more* groups of stockhold-ers propose the composition of the Board of Directors to the Stockhold-ers' Meeting |

| ***ii) Information and Communication between the Board of Directors and the Stockholders*** | ***YES*** | ***NO*** | ***Comments*** |
|---|---|---|---|
| 6) Does the Board of Directors' annual report to the Stockholders' Meeting include relevant information on the work carried out by each committee and the names of the committee members? (Principle 55) | **X** | | Only in the case of the Audit Committee |
| 7) Are the reports filed by each committee to the Board available to the stockholders together with the material proper of the Stockholders' Meeting? (Principle 55) | **X** | | Only in the case of the Audit Committee |
| 8) Does the Company have policies, mechanisms and persons charged with reporting to the investors and keeping in touch with the stockholders and potential investors? (Principle 56) | **X** | | The persons charged with these duties frequently meet with the investors |

CONTENT OF THE CERTIFICATE ON THE APPLICATION OF THE BETTER CORPORATE PRACTICES CODE WHICH WILL BE ATTACHED WITH THE QUESTIONNAIRE OF EXHIBIT 26

Saltillo, Coahuila, June 30, 2003

National Banking and Securities Commission
[**Comisión Nacional Bancaria y de Valores**]
Stock Trading Supervision Vice President
Insurgentes Sur 1971, Torre Sur, Piso 10
Colonia Guadalupe Inn
01020 Mexico, D.F.

We reviewed the report on the extent of compliance with the Better [Corporate] Practices Code of Grupo Industrial Saltillo, S.A. de C.V., dated June 30, 2003, which was prepared based on the information submitted by the Company's Directors and Officers, and agree with its content.

Yours truly,

| | |
|---|---|
| Ernesto López de Nigris<br>Co-Chairman of the Board<br>of Directors | Juan Carlos López Villarral<br>Co-Chairman of the Board<br>of Directors |

Felipe Mellado Flores
Secretary

c.c.: Bolsa Mexicana de Valores, S.A. de C.V.

QUESTIONNAIRE ON THE CORPORATE STRUCTURE OF THE ISSUER
GRUPO INDUSTRIAL SALTILLO, S.A. DE C.V.

03 SEP 12 AM 7:21

| *Composition of the Board of Directors* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 1) Is the Board of Directors made up by no less than five and no more than fifteen Proprietary Directors? (Principle 2) | X | | |
| 2) *Are there only Proprietary Directors? (Principle 3) | | X | |
| 3) Can Deputy Directors substitute only for a previously specified Proprietary Director? (Principle 3) | X | | Two Deputy Directors may substitute for four Proprietary Directors, on the understanding that they may substitute for only a single Proprietary Director in a given meeting |
| 4) Does the Proprietary Director suggest to the Board the appointment of her/his Deputy? (Principle 3) | | X | |
| 5) Do independent and equity owning [**patrimoniales**] Directors jointly constitute less than 40% of the Board of Directors' membership? (Principle 7) | X | | |
| 6) Do independent Directors represent at least 20% of all of the Directors? (Principle 7) | X | | |
| 7) Does the Board of Directors' annual report mention what Directors are independent Directors and what Directors are equity owning Directors? (Principle 8) | | X | |
| 8) Does the annual report mention the category to which the equity owning Directors belong? (Principle 8) | | X | |
| 9) Does the Board of Directors' annual report indicate the principal positions held by each Director as of the date of the report? (Principle 9) | X | | |

* If the answer is yes, the answers to questions 3 and 4 under the Comments Column must be "NOT APPLICABLE."

| *Board of Directors' Structure* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 10) Does the Board of Directors carry out Remuneration and Evaluation, Audit and Planning and Finance Functions? (Principle 10) | X | | |
| 11) Are committees made up only by Proprietary Directors? (Principle 12) | | X | |
| 12) Is each committee made up by a minimum of three and a maximum of seven members? (Principle 13) | X | | |
| 13) Does each independent Director, besides her/his duties in the Board, participate in at least one committee? (Principle 16) | X | | Yes, they all are members of some committee or other |
| 14) Is the Audit Committee chaired by an independent Director? (Principle 17) | X | | |

| *Operation of the Board of Directors* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 15) Does the Board of Directors meet at least four times every year? (Principle 18) | X | | |
| 16) Is at least one Board of Directors' Meeting held to define the Company's medium- and long-term strategy? (Principle 18) | X | | |
| 17) Is it possible to call a Board of Directors' Meeting with the agreement of at least 25% of the Board members? (Principle 19) | X | | |
| 18) Do the Directors have access to all of the relevant information at least five days prior to each Board Meeting? (Principle 20) | X | | |
| 19) *Is there any mechanism that guarantees that the Directors can assess issues involving strategic matters, even though they do not receive the necessary information at least five days in advance? (Principle 20) | X | | |
| 20) *Is a first-time Director inducted by explaining his duties and the Company's situation? (Principle 21) | X | | |

| *Directors' Duties* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 21) Do the Directors report to the Board Chairman and Secretary any conflict of interests that causes them to abstain from voting on any matter involving such conflict of interests, and do they actually abstain from participating in the discussion of such matter? (Principle 22) | X | | |
| 22) Do the Directors use the Company's assets or services only to carry on the Company's corporate purpose? (Principle 23) | | X | Should they use assets or services [for other than the corporate purpose], they would be charged as proper |
| 23) Are clear policies set for the case that the Directors as an exception put the Company's assets to personal uses? (Principle 23) | X | | |
| 24) *Do the Directors devote time to perform their duties, and attend at least 70% of the Board Meetings to which they are called? (Principle 24) | X | | Average attendance by all of the Board |
| 25) *Do the Directors keep in absolute secrecy all of the corporate matters of which they become aware at the Board Meetings that they attend? (Principle 25) | X | | YES, in both cases |
| 26) Do the Proprietary and Deputy Directors keep each other abreast of any matters discussed at Board of Directors' Meetings? (Principle 26) | | X | |
| 27) Is the Board of Directors supported with opinions, recommendations and guidelines resulting from the analysis of the Company's performance? (Principle 27) | X | | |

*** If the answer to this question is yes, the answer must be expanded under the Comments Column.**

REMUNERATION AND EVALUATION FUNCTION

The Evaluation and Remuneration Committee suggests to the Board of Directors, and the latter approves or modifies,

procedures to evaluate the Chief Executive Officers and top-ranking officers of the Company's subsidiaries.

Each Chief Executive Officer and the top-ranking officers meet each year with their superiors to set specific goals; the remuneration to which they are entitled is based on the achievement of such goals.

| ***Operation of the Evaluation and Remuneration Committee*** | ***YES*** | ***NO*** | ***Comments*** |
|---|---|---|---|
| 28) Does the Evaluation and Remuneration Committee make sure that the hiring of top-ranking officers and the probable payments for their dismissal from the Company abide by the guidelines approved by the Board of Directors? (Principle 29) | | X | |
| 29) Are the structure and policies used to determine the remuneration packages of Directors and officers disclosed? (Principle 30) | | X | No; this has not been deemed convenient |

AUDIT COMMITTEE

The Audit Committee frequently meets throughout the fiscal year in order for the audit duties to be objective and for the information gathered as a result of the Outside and In-house Audits submitted to the Board of Directors to be as transparent as possible.

This Committee also recommends to the Board the firm of External Auditors, which must meet the independence and technical capacity requirements.

The Company's and subsidiaries' financial statements are audited each year, based on accounting principles generally accepted in Mexico.

| *Selection of Auditors* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 30) Does the external auditor's income, as well as that of any other outside review, for auditing the Company, account for 20% of less of the total revenues of the auditing firms? (Principle 32) | X | | It is an inter-national auditing firm |
| 31) Is the [auditing firm's] partner that audits the Company changed at least every six years? (Principle 33) | X | | The present auditor has been in office four years |
| 32) Is the person who signs the audit report of the Company's annual financial statements other than the person who acts as Examiner? (Principle 34) | X | | |
| 33) Does the annual report disclose information about the professional profile of the Company's Examiner? (Principle 35) | | X | This has not been deemed necessary |
| ***Financial Information*** | | | |
| 34) Does the Company have an in-house audit department? (Principle 36) | X | | |
| 35) Does the Audit Committee submit the accounting policies to the Board for approval? (Principle 37) | | X | The Committee is advised on the accounting policies but does not file them with the Board for approval |
| 36) Does the Audit Committee make sure that the intermediate public financial information is prepared pursuant to the same principles, criteria and practices used to draw up the annual reports? (Principle 39) | | X | |
| ***Internal Controls*** | | | |
| 37) Is there an internal control system? (Principle 41) | X | | |
| 38) Are the general guidelines of the internal control system submitted to the Board for approval? (Principle 41) | X | | The Audit Committee submits its conclusions to the Board |
| 39) Does the Audit Committee evaluate and issue an opinion on the effectiveness of the internal control system? (Principle 42) | X | | |

| | | | |
|---|---|---|---|
| 40) Do the external auditors validate the effectiveness of the internal control system and issue a report on said controls? (Principle 43) | X | | A report is submitted to the Audit Committee |

| *Fulfillment of Provisions* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 41) Does the Audit Committee make sure that there are controls that allow to determine whether the Company meets the applicable provisions and does it report periodically to the Board? (Principle 44) | X | | The review is made each year |
| 42) Is a review of fulfillment of all applicable provisions made at least once every year? (Principle 44) | X | | The review is made each year |
| 43) Is the Board of Directors periodically advised of the Company's legal status? (Principle 45) | | X | |

FINANCE AND PLANNING COMMITTEE

Grupo Industrial Saltillo, S. A. de C. V., does not have a Finance and Planning Committee; everything related to investments, byproducts, borrowing and strategy, among other issues, is directly handled by the Board of Directors.

| *Operation of the Finance and Planning Committee* | *YES* | *NO* | *Comments* |
|---|---|---|---|
| 44) Does the Finance and Planning Committee evaluate the feasibility of the Company's main investments and financing transactions? (Principle 47) | | X | It issues opinions only in the investments |
| 45) Does the Finance and Planning Committee periodically evaluate the Company's strategic position pursuant to the strategic plan? (Principle 48) | | X | The Board of Directors directly handles this matter |
| 46) Does the Finance and Planning Committee support the Board by monitoring the consistency of any investment and financing policies with the Company's strategic vision? (Principle 49) | | X | The Board of Directors directly handles this matter |

| | | | |
|---|---|---|---|
| 47) Does the Finance and Planning Committee support the Board by reviewing the Company's financial projections, and making sure that they are consistent with the Company's strategic plan? (Principle 50) | | X | The Board of Directors directly handles this matter |

II. This part is a questionnaire regarding General Stockholders' Meetings.

1) The questions in this form must be answered either Yes or No, with an X on the corresponding column.

2) Where the answer is No (and, as an exception, in the cases of questions 1 and 2, where the answer is Yes), the issuer must state why the involved principle is not complied with and whether an alternative mechanism to the suggested one is available. In these cases, the answer must be provided in the Comments Column, clearly stating the corporate governance practices followed by the Company.

3) The questions refer to a specific section of the Better Corporate Practices Code, in order to contextualize the question.

QUESTIONNAIRE REGARDING GENERAL STOCKHOLDERS' MEETINGS

STOCKHOLDERS' RIGHTS (see section V)

| ***i) Information and Agenda for Stockholders' Meetings*** | ***YES*** | ***NO*** | ***Comments*** |
|---|---|---|---|
| 1) Was the "Miscellaneous" item omitted from the Agenda for Stockholders' Meetings? (Principle 51) | X | | |
| 2) Was the grouping of issues related to different subjects in a single item of the Agenda avoided? (Principle 51) | X | | |
| 3) Is all of the information on each item of the Agenda for the Stockholders' Meetings available [to the stockholders] 15 days in advance? (Principle 52) | X | | |
| 4) Are the stockholders provided with a form which contains detailed information and possible voting alternatives on issues included in the Agenda, in order that they may issue instructions to their attorneys in fact? (Principle 53) | | X | Not deemed necessary |
| 5) Does the information delivered to the stockholders include the proposed composition of the Board of Directors, with information on the candidates' professional profile? (Principle 54) | | X | One or more groups of stockhold-ers propose the composition of the Board of Directors to the Stockhold-ers' Meeting |

| ***ii) Information and Communication between the Board of Directors and the Stockholders*** | ***YES*** | ***NO*** | ***Comments*** |
|---|---|---|---|
| 6) Does the Board of Directors' annual report to the Stockholders' Meeting include relevant information on the work carried out by each committee and the names of the committee members? (Principle 55) | **X** | | Only in the case of the Audit Committee |
| 7) Are the reports filed by each committee to the Board available to the stockholders together with the material proper of the Stockholders' Meeting? (Principle 55) | **X** | | Only in the case of the Audit Committee |
| 8) Does the Company have policies, mechanisms and persons charged with reporting to the investors and keeping in touch with the stockholders and potential investors? (Principle 56) | **X** | | The persons charged with these duties frequently meet with the investors |

CONTENT OF THE CERTIFICATE ON THE APPLICATION OF THE BETTER CORPORATE PRACTICES CODE WHICH WILL BE ATTACHED WITH THE QUESTIONNAIRE OF EXHIBIT 26

Saltillo, Coahuila, June 30, 2003

National Banking and Securities Commission
[**Comisión Nacional Bancaria y de Valores**]
Stock Trading Supervision Vice President
Insurgentes Sur 1971, Torre Sur, Piso 10
Colonia Guadalupe Inn
01020 Mexico, D.F.

We reviewed the report on the extent of compliance with the Better [Corporate] Practices Code of Grupo Industrial Saltillo, S.A. de C.V., dated June 30, 2003, which was prepared based on the information submitted by the Company's Directors and Officers, and agree with its content.

Yours truly,

| | |
|---|---|
| Ernesto López de Nigris<br>Co-Chairman of the Board<br>of Directors | Juan Carlos López Villarral<br>Co-Chairman of the Board<br>of Directors |

Felipe Mellado Flores
Secretary

c.c.: Bolsa Mexicana de Valores, S.A. de C.V.

# COMESCO, S. A. DE C. V.

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

(Translation from Spanish Language Original)

KPMG

Apdo. Postal 904
C.P. 66250 Col. del Valle, N.L.

Oficinas en el Parque Torre II
Blvd. Diaz Ordaz 140 Pte.
Pisos 16 y 17 Col. Sta. María
C.P. 64650 Monterrey, N.L.

Tels. +(81) 81 22 18 18
Fax: +(81) 83 33 05 55
e-mail: kpmgmail@kpmg.com.mx

# Independent Auditors' Report

## (Translation from Spanish Language Original)

To the Board of Directors and Stockholders of
Comesco, S. A. de C. V.:

We have audited the accompanying balance sheets of Comesco, S. A. de C. V. as of December 31, 2002 and 2001, and the related income statements, changes in stockholders' equity and changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in note 1, at the General Extraordinary Meeting held on May 2, 2002, the Stockholders agreed on the merger of Islo, S. A. de C. V., as the company merged with Comesco, S. A. de C. V. The merger became effective between the Companies and their stockholders on May 31, 2002 and with third parties on August 27, 2002, date of registration in the Public Registry of Property and Commerce.

The accompanying parent company-only financial statements have been prepared to be used by the Company's management as well as to comply with certain legal and tax requirements. The financial information contained therein does not include the consolidation of the financial statements of subsidiary companies, which have been accounted for under the equity method. Note 6 includes the disclosure of condensed information regarding consolidated operating assets, liabilities and results and other related aspects. However, the Company has not prepared consolidated financial statements to allow the evaluation of the financial position and operating results of the economic entity.

KPMG

Comesco, S. A. de C. V.
2.

In our opinion, considering the purpose mentioned in the above paragraph and except because the consolidated financial statements of Comesco, S.A. de C.V. and Subsidiaries are not presented, the parent company-only financial statements referred to above present fairly, in all material respects, the financial position of Comesco, S.A. de C.V. as of December 31, 2002 and 2001, and the results of its operations, the changes in their stockholders' equity and the changes in its financial position for the years then ended, in accordance with accounting principles generally accepted in Mexico.

KPMG Cárdenas Dosal, S.C.

Ricardo Matías González

Saltillo Coahuila, Mexico
January 24, 2003

**COMESCO, S. A. DE C. V.**

Balance Sheets

December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| **ASSETS** | 2002 | 2001 |
|---|---|---|
| CURRENT: | | |
| Cash | $ 3,516 | $ 17,275 |
| Trades receivable, net (note 4) | 249,449 | 217,767 |
| Other accounts receivable (note 7) | 46,795 | 13,642 |
| Affiliated companies (note 5) | 1,683 | - |
| Inventories | 87,357 | - |
| Total current assets | 388,800 | 248,684 |
| INVESTMENT IN SHARES (note 6) | 424,082 | - |
| DEFERRED INCOME TAX (note 9) | - | 21,011 |
| OTHER ASSETS | 34,115 | 38,085 |
| Total assets | $ 846,997 | $ 307,780 |

Guillermo Triana Flores
Chief Executive Officer

| **LIABILITIES** | | 2002 | | 2001 |
|---|---|---|---|---|
| CURRENT: | | | | |
| Trades payable | $ | 1,615 | $ | 849 |
| Other accounts payable | | 22,007 | | 3,544 |
| Income tax | | 4,339 | | 4,336 |
| Holding and affiliated companies (note 5) | | 123,200 | | 77,904 |
| Total current liabilities | | 151,161 | | 86,633 |
| DEFERRED INCOME TAX (note 9) | | 18,782 | | - |
| Total liabilities | | 169,943 | | 86,633 |
| CONTINGENT (note 11) | | | | |
| **STOCKHOLDERS' EQUITY (note 8):** | | | | |
| Common stock | | 369,832 | | 35,445 |
| Retained earnings | | 451,660 | | 133,741 |
| Accumulated effect of holding non-monetary assets | | (141,646) | | (781) |
| Cumulative deferred income tax effect | | (2,792) | | 52,742 |
| Total stockholders' equity | | 677,054 | | 221,147 |
| Total liabilities and stockholders' equity | $ | 846,997 | $ | 307,780 |

Miguel Angel Berlanga Saenz
Finance and Control Manager

The accompanying notes are an integral part of these financial statements.

**COMESCO, S.A. DE C.V.**

Statements of Income

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| | 2002 | 2001 |
|---|---|---|
| Net sales | $ 947,162 | $ 730,776 |
| Cost of sales (note 5) | 767,149 | 569,915 |
| Operating expenses | 80,314 | 68,156 |
| Operating income | 99,699 | 92,705 |
| Comprehensive financing result: | | |
| Interest income | (975) | (3,430) |
| Foreign exchange fluctuation | (2,203) | 636 |
| Monetary position result | 10,488 | 6,316 |
| Comprehensive financing result, net | 7,310 | 3,522 |
| Income before income tax and sharing in results of subsidiaries | 92,389 | 89,183 |
| Income tax (note 9) | 32,582 | 32,996 |
| Income before sharing of subsidiaries | 59,807 | 56,187 |
| Sharing in results of subsidiaries | 10,676 | - |
| Net income of the period | $ 70,483 | $ 56,187 |
| Earnings per share (pesos) (note 10) | $ 2.84 | $ 2.75 |

The accompanying notes are an integral part of these financial statements.

**COMESCO, S.A. DE C.V.**

Statements of Changes in Stockholders' Equity

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| | | Common stock | Retained earnings | Accumulated result of holding non-monetary assets | Cumulative deferred income tax effect | Total stockholders' equity |
|---|---|---|---|---|---|---|
| BALANCES AS OF DECEMBER 31, 2000 | $ | 35,445 | 77,554 | (353) | 52,742 | 165,388 |
| Comprehensive income | | - | 56,187 | (428) | - | 55,759 |
| BALANCES AS OF DECEMBER 31, 2001 | | 35,445 | 133,741 | (781) | 52,742 | 221,147 |
| Merger effect (note 1) | | 334,387 | 247,436 | (113,644) | (55,534) | 412,645 |
| Comprehensive income | | - | 70,483 | (27,221) | - | 43,262 |
| BALANCES AS OF DECEMBER 31, 2002 | $ | 369,832 | 451,660 | (141,646) | (2,792) | 677,054 |

The accompanying notes are an integral part of these financial statements.

**COMESCO, S. A. DE C. V.**

Statements of Changes in Financial Position

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| | 2002 | 2001 |
|---|---|---|
| Operating activities: | | |
| Net income of the year | $ 70,483 | $ 56,187 |
| Plus charges that do not require the use of resources: | | |
| Deferred income tax | 28,671 | 25,806 |
| Amortization of other assets | 3,970 | - |
| Sharing in subsidiaries | (10,676) | - |
| Resources generated by the operation | 92,448 | 81,993 |
| Working capital: | | |
| Trades receivable | (31,682) | (45,472) |
| Affiliated companies | 43,613 | 4,139 |
| Other accounts receivable | (33,153) | 3,614 |
| Trades payable | 766 | (80) |
| Inventories | (104,217) | - |
| Other accounts payable | 18,463 | 773 |
| Income tax | 3 | 4,335 |
| Merger effect | (2,487) | - |
| Net resources (used in) generated by operating activities | (16,246) | 49,302 |
| Financing activities: | | |
| Merger effect | 412,645 | - |
| Resources used in financing activities | 412,645 | - |
| Investing activities: | | |
| Investment in shares– merger effect | (410,158) | - |
| Other assets | - | (38,510) |
| Resources used in investing activities | (410,158) | (38,510) |
| (Decrease) increase in cash | (13,759) | 10,792 |
| Balance at beginning of the period | 17,275 | 6,483 |
| Balance at end of the period | $ 3,516 | $ 17,275 |

The accompanying notes are an integral part of these financial statements.

**COMESCO, S. A. DE C. V.**

Notes to the Financial Statements

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

(1) Business Activity and Outstanding Operations

Business Activity

Comesco, S.A. de C.V. (the Company) is an indirect subsidiary company of Grupo Industrial Saltillo, S. A. de C. V. (GISSA), and belongs to the Home Division. The main activity is marketing products manufactured by the companies of this division. The Company does not have its own personnel, therefore the administrative services are provided by a subsidiary.

Outstanding operations

a) In March 2002, the Company purchased and began to manage all of the inventories and finished products of the companies of this division.

b) At the General Extraordinary Meeting held on May 2, 2002, the Stockholders agreed on the merger of the holding, Islo, S.A. de C.V., as the company merged with Comesco, S.A. de C.V. The merger became effective between the Companies and their stockholders on May 31, 2002 and with third parties on August 27, 2002, date of registration in the Public Registry of Property and Commerce.

The most relevant balance sheet figures of the company merged as of May 31, 2002 are shown below:

| Balance Sheet | | Islo |
|---|---|---|
| Current assets | $ | 242 |
| Investment in shares | | 410,158 |
| Other assets | | 4,062 |
| Total assets | $ | 414,462 |
| Current liabilities | $ | 242 |
| Long-term liabilities | | 1,575 |
| Stockholders' equity | | 412,645 |
| Liabilities and stockholders' equity, total | $ | 414,462 |

## (2) Summary of Significant Accounting Policies

The accounting policies and practices followed by the Company in the preparation of the financial statements are described below:

### a) Presentation and disclosure bases

The accompanying individual financial statements of the Company were prepared to comply with the legal provisions to which it is subject as an independent juridical entity. The financial information contained therein does not include the consolidation of the financial statements of the subsidiary, which has been recorded under the equity method. Note 6 includes the disclosure of condensed information regarding consolidated operating assets, liabilities and results necessary for the evaluation of the financial position and operating results of the economic entity.

The accompanying financial statements include the recognition of the effects of inflation on the financial information, and are expressed in pesos of constant purchasing power of the most recent balance sheet presented.

The most significant National Consumer Price Indexes (NCPI) used for effects of recognizing inflation were:

| | NCPI | Inflation % |
|---|---|---|
| December 31, 2002 | 102.9040 | 5.70% |
| December 31, 2001 | 97.3540 | 4.40% |
| December 31, 2000 | 93.2480 | 8.95% |

For disclosure purposes in the notes to the financial statements, pesos or "$" means Mexican pesos, and when referring to dollars it means United States dollars.

### b) Cash

This is represented by cash in checking accounts.

### c) Inventories and cost of sales

Inventories are presented in the balance sheet at the lower of replacement cost and market value. The replacement value is determined by the prices of the latest purchase.

The cost of sales is expressed at replacement cost as of the date of sales and updated at pesos of closing of the period.

d) Investment in shares

They are recorded at acquisition cost and are valued under the equity method.

e) Other assets

Other assets include unamortized expenses from the payment of a new resource-planning system, which is amortized with the straight-line in a period of 7 years.

f) Restatement of common stock and retained earnings

Common stock and retained earnings have been adjusted by using NCPI factors from the dates the amounts were contributed or generated, until end of year. The amounts thus obtained represents the reserve required to maintain the values of the stockholders' investments constant and are presented together with historical values.

g) Accumulated result of holding non-monetary assets

Represents the difference between the specific price-level of non-monetary assets and the values determined using NCPI factors.

h) Comprehensive result

Comprehensive result represents the net income or loss of the period, plus the effect in such period of those items reported directly in stockholders' equity, not constituting capital contributions, reductions or distributions.

i) Cumulative deferred income tax effect

The represents the recognizing the cumulative deferred taxes as of the date the related Bulletin was adopted.

j) Comprehensive financing result

Includes interest income and expense, foreign exchange gains and losses, and monetary position gains and losses.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation factors through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

(Continued)

k) Income Tax (IT) and Business Asset Tax (BAT)

IT is accounted for under the asset and liability method wich compares the book and tax values. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (BAT) carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

l) Revenue recognition

Revenues from the sale of goods is recognized upon delivery of the products to the customers. The Company provides for sales commissions, returns and discounts at the time the related revenue is recognized. These provisions are deducted from sales in the income statements, or included as selling expenses, as applicable.

m) Business concentration

The Company's products are sold to a large number of customers without significant concentration on a specific one. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management. All of the inventory purchased by the company comes from two of the main affiliated companies.

n) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

o) Use of estimates

The preparation of financial statements in conformity with MEXGAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(Continued)

(3) Foreign Currency Position and Exchange Rate

The equivalent in dollars of foreign currency assets and liabilities as of December 31, 2002 and 2001, is as follows:

| | Thousands of dollars | |
|---|---|---|
| | 2002 | 2001 |
| Current assets | 1,765 | 125 |
| Less: | | |
| Current liabilities | 92 | 53 |
| Excess in foreign currency in foreign currency assets over liabilities | 1,673 | 72 |

The U.S. dollar exchange rates as of December 31, 2002 and 2001 were $10.46 and $9.14, respectively. As of the auditors' report date, it was $ 10.77.

The foreign currency transactions for the years ended December 31, 2002 and 2001 are summarized below:

| | Thousands of dollars | |
|---|---|---|
| | 2002 | 2001 |
| Sales | 7,541 | 3,537 |

(4) Trades receivable

The trades receivable balance is decreased by the allowance for doubtful accounts of $4,143 in 2002 and $2,230 in 2001.

(5) Transactions and Balances with Affiliated Companies

During 2002 and 2001, the Company had the following operations:

| | 2002 | 2001 |
|---|---|---|
| Revenues: | | |
| Sales | $ 4,534 | $ 193 |
| Administrative services | 6,378 | 1,673 |
| Interests | 2,298 | 3,588 |
| Expenses: | | |
| Purchases | $ 850,034 | $ 580,139 |
| Administrative services | 39,599 | 30,462 |
| Interests | 1,491 | 230 |

(Continued)

The balances with holding and affiliated companies are analyzed as follows:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Receivable: | | | | |
| Porcelanizados Enasa, S.A. de C.V. | $ | 1,504 | $ | - |
| Others | | 179 | | - |
| | $ | 1,683 | $ | - |

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Payable: | | | | |
| Grupo Industrial Saltillo, S.A. de C.V. | $ | 54,984 | $ | 4,683 |
| Cinsa, S.A. de C.V. | | 24,946 | | 38,856 |
| Porcelanizados Enasa, S.A. de C.V. | | - | | 9,934 |
| Cerámica Santa Anita, S.A. de C.V. | | 43,270 | | 24,431 |
| | $ | 123,200 | $ | 77,904 |

As of December 31, 2002, the account with GISSA accrues interest at Libor + 1.7 percent points.

(6) Investment in Shares

The investment in shares is analyzed as follows:

| | | 2002 |
|---|---|---|
| Investment in shares of subsidiaries: | | |
| Investment at book value as of the merger date | $ | 410,158 |
| Sharing in equity of subsidiaries | | 13,924 |
| | $ | 424,082 |

Condensed consolidated balance sheet and income statement financial information is presented below:

| | | 2002 |
|---|---|---|
| Cash | $ | 24,763 |
| Trades receivable, net | | 250,274 |
| Other accounts receivable | | 80,268 |
| Receivable from affiliated companies | | 106,699 |
| Inventories | | 62,599 |
| Total | | 524,603 |
| Investment in subsidiary companies | | 101 |
| Fixed assets, net | | 247,364 |
| Other assets | | 68,270 |
| Total assets | $ | 840,338 |

| | | 2002 |
|---|---|---|
| Bank loan | $ | 4,909 |
| Trades payable | | 46,212 |
| Sundry creditors | | 73,941 |
| Taxes payable | | 13,421 |
| Payable to affiliated companies | | 47,937 |
| Total | | 186,420 |
| Deferred taxes | | 27,848 |
| Total liabilities | | 214,268 |
| Stockholders' equity | | 626,070 |
| Total liabilities and stockholders' equity | $ | 840,338 |

| | | |
|---|---|---|
| Sales | $ | 956,813 |
| Cost of sales | | 674,356 |
| Operating expenses | | 156,483 |
| Operating income | | 125,974 |
| Comprehensive financing result, net | | 17,009 |
| Income tax and employee profit sharing | | 38,631 |
| Net income | $ | 70,334 |

(Continued)

The main subsidiaries of the Company are the following:

| | % share holding |
|---|---|
| Cinsa, S.A. de C.V. | 100% |
| Porcelanizados Enasa, S.A. de C.V. | 100% |
| Esvimex, S.A. de C.V. | 100% |
| Enasa, S.A. de C.V. | 100% |

(7) Other Accounts Receivable

As of December 31, 2001 and 2000, other accounts receivable are integrated as follows:

| | 2002 | 2001 |
|---|---|---|
| Refundable value added tax | $ 35,947 | $ 4,298 |
| Refundable income tax | 10,330 | 5,391 |
| Accounts receivable from non-commercial activities | 518 | 3,953 |
| | $ 46,795 | $ 13,642 |

(8) Stockholders' equity

a) Stockholder's equity movements

At the General Extraordinary Meeting held on May 2, 2002, the stockholders agreed on the merger of the holding, Islo, S.A. de C.V., as the company merged with Comesco, S.A. de C.V. The merger became effective between the Companies and their stockholders on May 31, 2002 and with third parties on the date of registration in the Public Registry of Property and Commerce.

b) Common stock

As of December 31, 2002 common stock is represented by 247,909,000 common, nominative shares, with a nominal value of one peso each one and is divided in fixed capital and variable capital. Fixed capital is $17,200 (nominal value) and variable capital is $230,709 (nominal value).

The restated stockholder contributions as provided for by the tax law may be refunded to stockholders tax-free, to the extent that such contributions equal or exceed stockholders' equity. Any refund in excess of taxable amounts will be subject tax according to the IT Law.

c) Retained earnings

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. This reserve is not susceptible to distribution to stockholders for the duration of the company, except as dividends in shares. The statutory reserve as of December 31, 2002 amounts to $4,366.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law establishes, therefore, if applicable, only 65% could be distributed to the stockholders.

(9) Income Tax (IT) and Business Asset Tax (BAT)

According to the tax law in force, companies must pay the greater of IT and BAT. Both taxes recognize the effects of inflation although differently from the generally accepted accounting principles.

BAT Law establishes a 1.8% tax on assets, updated in the case of inventories, property, machinery and equipment and deducted from some liabilities.

Beginning in 2003, the 35% IT rate will be gradually reduced by 1% a year until it is 32% in 2005. Additionally, beginning in 2002, the tax deferral regime is revoked until the payment date of dividends when earnings are reinvested, and a transition regimen established for the taxpayers that chose to defer the payment tax and that pay dividends from the net reinvested taxable income account balance constituted before 2002. These taxpayers have to pay the deferred tax by applying a 3% to 5% rate, depending on whether the earnings were generated in 1999, or 2000 and 2001.

The tax expense attributable was $32,582 and $32,996 for the years ended December 31, 2002 and 2001, respectively and are distributed as follows:

| | IT | |
|---|---|---|
| | 2002 | 2001 |
| IT expense: | | |
| On tax base | $ 4,093 | $ 5,213 |
| Deferred | 28,671 | 25,805 |
| Update to constant pesos | (182) | 1,978 |
| Total IT expense | $ 32,582 | $ 32,996 |

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2002 and 2001 are listed below:

| | 2002 | 2001 |
|---|---|---|
| Deferred assets: | | |
| Allowance for doubtful accounts | $ 1,822 | $ 781 |
| Rule 106 | 15,102 | 17,388 |
| Total deferred assets | 16,924 | 18,169 |
| Deferred liabilities | | |
| Inventories | 29,701 | - |
| Other assets | 12,189 | 13,807 |
| Total deferred liabilities | 41,890 | 13,807 |
| Deferred income tax | (24,966) | 4,362 |
| Refundable asset tax | 6,184 | 16,649 |
| Deferred income tax in balance sheet | $ (18,782) | $ 21,011 |

The deferred IT rollforward for the years ended December 31, 2002 and 2001 is presented below:

| | 2002 | 2001 |
|---|---|---|
| Deferred income tax at the beginning of the period | $ 21,011 | $ 46,816 |
| IT effect on: | | |
| Results | (28,671) | (25,805) |
| Stockholder's equity | 918 | - |
| Refundable BAT | (10,465) | - |
| Merger effect | (1,575) | - |
| Deferred income tax at the end of the period | $ (18,782) | $ 21,011 |

BAT generated in excess of IT of the period can be recovered in the following ten periods, updated for inflation, provided that in any of those periods, IT exceeds AT.

(Continued)

As of December 31, 2002, the refundable AT and the year in which the right to recover it will expire is as follows:

| Year of origin | | Original amount | | Updated amount | Expiration year |
|---|---|---|---|---|---|
| 1992 | $ | 3 | $ | 1,388 | 2002 |
| 1993 | | 393 | | 1,565 | 2003 |
| 1998 | | 2,185 | | 3,231 | 2008 |
| | $ | 2,581 | $ | 6,184 | |

(10) Earnings per Share

Basic earnings per share is calculated by dividing net income by the average number of common shares in circulation during the year.

The weighted-average number of shares for the calculations were 247,909 and 20,440 (thousand shares) in 2002 and 2001, respectively.

(11) Contingencies

a) Collateral granted to Grupo Industrial Saltillo, S.A. de C.V. jointly with ten other subsidiaries, for a syndicated long-term bank credit in favor of several banks whose outstanding balance as of December 31, 2002 amounts to 130 million dollars with maturity on March 5, 2007.

b) Grupo Industrial Saltillo, S.A. de C.V. jointly with ten other subsidiaries, for a syndicated long-term bank credit in favor of several banks whose outstanding balance as of December 31, 2002 amounts to 85 million dollars with maturity in April 2006.

(12) New accounting pronouncements

a) Liabilities, accruals, contingent assets and liabilities, and commitments

In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "*Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments*". New Bulletin C-9, effective for fiscal years beginning after December 31, 2002, supersedes former Bulletins C-9, "*Liabilities*," and C-12, "*Contingencies and Commitments*". New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

b) Intangible assets

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "Intangible Assets," effective for fiscal years beginning after December 31, 2002. New Bulletin C-8 supersedes former Bulletin C-8, "Intangibles," and establishes that qualifying project development costs be capitalized as intangible assets if the criteria for intangible asset recognition are met. The principal criteria are that these costs be identifiable, that there is reasonable certainty that these costs will generate future benefits to the Company, and that the Company has control over such benefits. Other costs, not meeting the new criteria and incurred after the effective date of new Bulletin C-8, should be expensed as incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting certain conditions under new Bulletin C-8.

The Company estimates that the adoption of the new Bulletins C-8 and C-9 will not have a material effect on its financial statements or results of operations.

# SERVICIOS DE PRODUCCION SALTILLO, S. A. DE C. V.

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

(Translation from Spanish Language Original)

Apdo. Postal 904
C.P. 66250 Col. del Valle, N.L.

Oficinas en el Parque Torre II
Blvd. Díaz Ordaz 140 Pte.
Pisos 16 y 17 Col. Sta. María
C.P. 64650 Monterrey, N.L.

Tels. +(81) 81 22 18 18
Fax: +(81) 83 33 05 55
e-mail: kpmgmail@kpmg.com.mx

# Independent Auditors' Report

## (Translation from Spanish Language Original)

To the Board of Directors and Stockholders of
Servicios de Producción Saltillo, S.A. de C.V.:

We have audited the accompanying balance sheets of Servicios de Producción Saltillo, S.A. de C.V. as of December 31, 2002 and 2001, and the related income statements, changes in stockholders' equity and changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying parent company-only financial statements have been prepared to be used by the Company's management, as well as to comply with certain legal and tax requirements. The financial information contained therein does not include the consolidation of the financial statements of the subsidiary companies, which have been accounted for under the equity method. Disclosure of condensed financial information relating to consolidated assets, liabilities and results of operations, and other matters, necessary for evaluating the financial position and results of operations of the economic entity, which may be better understood in the consolidated financial statements, is included in note 5. Under separate cover, we have issued on this same date our unqualified opinion on the consolidated financial statements of Servicios de Producción Saltillo, S. A. de C. V. and Subsidiaries as of and for the years ended December 31, 2002 and 2001.

(Continued)

KPMG



In our opinion, the parent company-only financial statements referred to above, prepared for the specific purposes referred to in the preceding paragraph, present fairly, in all material respects, the financial position of Servicios de Producción Saltillo, S.A. de C.V. as of December 31, 2002 and 2001, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the years then ended, in accordance with accounting principles generally accepted in Mexico.

KPMG Cárdenas Dosal, S.C.

Ricardo Matías González

Saltillo, Coah. Mexico
January 24, 2003.

**SERVICIOS DE PRODUCCION SALTILLO, S. A. DE C. V.**

Balance sheets

December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| **ASSETS** | 2002 | 2001 |
|---|---|---|
| CURRENT: | | |
| Cash | $ 62 | $ 54 |
| Sundry debtors | 1,232 | 281 |
| Affiliated companies (note 4) | 255,516 | 27,038 |
| Total | 256,810 | 27,373 |
| LONG-TERM: | | |
| Affiliated companies (note 4) | 198,797 | 134,955 |
| INVESTMENT IN SHARES (note 5) | 1,779,801 | 1,812,245 |
| DEFERRED INCOME TAX (note 7) | 30,636 | 33,437 |
| Total assets | $ 2,266,044 | $ 2,008,010 |

José Manuel Garza Martínez
Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

| LIABILITIES | | 2002 | | 2001 |
|---|---|---|---|---|
| CURRENT: | | | | |
| Business asset tax | $ | 7,140 | $ | 8,094 |
| Income tax (note 7) | | 7,665 | | - |
| Affiliated companies (note 4) | | 161,593 | | 147,567 |
| Total liabilities | | 176,398 | | 155,661 |
| COMMITMENTS AND CONTINGENCIES (note 9) | | | | |
| **STOCKHOLDERS' EQUITY (note 6)** | | | | |
| Common stock | | 1,676,438 | | 1,534,473 |
| Retained earnings | | 978,919 | | 956,800 |
| Accumulated effect of holding non-monetary assets | | (580,143) | | (653,356) |
| Cumulative of deferred income tax effect | | 14,432 | | 14,432 |
| Total stockholders' equity | | 2,089,646 | | 1,852,349 |
| Total liabilities and stockholders' equity | $ | 2,266,044 | $ | 2,008,010 |

Fernando García González
Chief Financial Officer

**SERVICIOS DE PRODUCCION SALTILLO, S. A. DE C. V.**

Statements of Income

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| | 2002 | 2001 |
|---|---|---|
| Sharing in the result of subsidiaries (notes 1 and 5) | $ (19,804) | $ 59,227 |
| Administration expenses | 554 | 359 |
| Operating (loss) income | (20,358) | 58,868 |
| Comprehensive financing result: | | |
| Interests income (note 4) | 19,545 | 8,166 |
| Interests expense (note 4) | (23,975) | (7,951) |
| Foreign exchange fluctuation | 35,446 | (4,361) |
| Monetary position result | (7,591) | (2,915) |
| Comprehensive financing result, net | 23,425 | (7,061) |
| Other income (expenses), net | 29,136 | (9,328) |
| Income before income tax | 32,203 | 42,479 |
| Income tax (note 7) | 10,084 | (3,526) |
| Net income of the period | $ 22,119 | $ 46,005 |
| Net earnings per share (pesos) (note 8) | $ 0.02 | $ 0.04 |

The accompanying notes are an integral part of these financial statements.

**SERVICIOS DE PRODUCCION SALTILLO, S. A. DE C. V.**

Statements of Changes in Stockholders' Equity

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| | Common stock | Retained earnings | Accumulated effect of holding non-monetary assets | Cumulative deferred income tax | Total stockholders' equity |
|---|---|---|---|---|---|
| BALANCES AS OF DECEMBER 31, 2000 | $ 1,534,473 | $ 910,795 | $ (569,670) | $ 14,432 | $ 1,890,030 |
| Comprehensive income | - | 46,005 | (83,686) | - | (37,681) |
| BALANCES AS OF DECEMBER 31, 2001 | 1,534,473 | 956,800 | (653,356) | 14,432 | 1,852,349 |
| Capital stock contribution (note 6a) | 141,965 | - | - | - | 141,965 |
| Comprehensive income | - | 22,119 | 73,213 | - | 95,332 |
| BALANCES AS OF DECEMBER 31, 2002 | $ 1,676,438 | $ 978,919 | $ (580,143) | $ 14,432 | $ 2,089,646 |

The accompanying notes are an integral part of these financial statements.

**SERVICIOS DE PRODUCCION SALTILLO, S. A. DE C. V.**

Statements of Changes in Financial Position

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| | 2002 | 2001 |
|---|---|---|
| Operating activities: | | |
| Net income of the year | $ 22,119 | $ 46,005 |
| Plus charges (less credits) that do not require (provide) the use of resources | | |
| Deferred income tax | 2,801 | (3,526) |
| Sharing in the result of subsidiaries, net of dividends collected | 16,470 | (59,227) |
| (Income) loss on sale of shares of subsidiaries | (29,136) | 9,328 |
| Resources used in the operation | 12,254 | (7,420) |
| Working capital: | | |
| Affiliated companies | (214,452) | 146,615 |
| Sundry debtors | (951) | (276) |
| Income taxes | 6,711 | - |
| Asset tax | - | 23 |
| Deferred income tax | - | (8,013) |
| | (208,692) | 138,349 |
| Net resources (used in) generated operating activities | (196,438) | 130,929 |
| Financing activities - | | |
| Capital stock increase | 141,965 | - |
| Affiliated companies | (63,842) | (82,166) |
| Resources generated by (used in) financing activities | 78,123 | (82,166) |
| Investing activities – Investment in shares | 118,323 | (48,784) |
| Increase (decrease) in cash | 8 | (21) |
| Balance at beginning of the period | 54 | 75 |
| Balance at end of the period | $ 62 | $ 54 |

The accompanying notes are an integral part of these financial statements.

(Thousands of pesos of constant purchasing power as of December 31, 2002)

(1) Business Activity and Outstanding Operations

Business Activity

Servicios de Producción Saltillo, S. A. de C. V. (SEPROSA or the Company) is a subsidiary company of Grupo Industrial Saltillo, S. A. de C. V. (GISSA), and the corporate objective is to share in the capital of all kinds of companies. SEPROSA is the majority stockholder of several subsidiaries of the Metal Mechanic division, engaged mainly in manufacturing and selling gray malleable, nodular iron and aluminum components for the automotive industry. The Company does not have its own personnel, therefore the administrative services are provided by a subsidiary.

Outstanding operations

1. In March 2002, SEPROSA sold the Manufacturas Ditemsa, S. A. de C.V. shares to Ditemsa, S. A. de C.V., for $59 ($57 nominal) 50 thousand shares, with no gain from this operation.
2. In March 2002, SEPROSA, sold the Ditemsa. S. A. de C. V. shares to Industria Automotriz Cifunsa, S.A. de C.V. (IACSA) for $213,204 ($205,000 nominal), 131,538 thousand shares, generating a gain of $29,136, in this transaction, which is shown in other income (expenses, net, in the statement of income for the period ended December 31, 2002.

(2) Summary of Significant Accounting Policies

The accounting policies and practices followed by the Company in the preparation of the financial statements are described below:

a) Presentation and disclosure bases

The accompanying financial statements include the recognition of the effects of inflation on the financial information, and are expressed in pesos of constant purchasing power of the most recent consolidated balance sheet presented.

The most significant National Consumer Price Indexes (NCPI) used for effects of recognizing inflation were:

| | NCPI | Inflation % |
|---|---|---|
| December 31, 2002 | 371.283 | 5.70% |
| December 31, 2001 | 352.4410 | 4.7% |
| December 31, 2000 | 336.3870 | 8.7% |

For disclosure purposes in the notes to the financial statements, pesos or "$" means Mexican pesos, and when referring to dollars it means United States dollars, except where otherwise indicated.

b) Investment in shares

The investment in shares of subsidiary companies where the company owns more than 50% of capital stock and/or over which it exercises control is valued under the equity method.

c) Income Tax (IT) and Business Assets Tax (BAT)

IT is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (BAT) carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

d) Comprehensive financing result (CFR)

The CFR includes interest income and expense, foreign exchange gains and losses, and monetary position gains and losses.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation factors through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

(Continúa)

e) Restatement of common stock and other stockholders' equity accounts

Common stock and retained earnings have been adjusted by using NCPI factors from the dates the amounts were contributed or generated, until year's end. The aggregate of these amounts represents the reserve required to maintain the values of the stockholders' investments constant and are presented together with historical values.

f) Accumulated result of holding non-monetary assets

Represents the difference between the specific price-level of non-monetary assets and the values determined using NCPI factors.

g) Comprehensive result

The comprehensive results represents the net income of the period, plus the effect in such period of those items reported directly in stockholders' equity, not constituting capital contributions, reductions or distributions.

h) Cumulative deferred income tax (IT)

The represents the effect of recognizing the cumulative deferred taxes as of the date the related Bulletin was adopted.

i) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

j) Use of estimates

The preparation of financial statements in conformity with MEXGAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(Continúa)

(3) Foreign Currency Position and Exchange Rate

The equivalent in dollars of foreign currency assets and liabilities as of December 31, 2002 and 2001, is as follows:

| | Dollars 2002 | 2001 |
|---|---|---|
| Current assets | 3,750 | 1,250 |
| Long-term assets | 19,000 | 15,500 |
| | 22,750 | 16,750 |

The U.S. dollar exchange rates as of December 31, 2002 and 2001 were $10.46 and $9.14, respectively. As of the auditors' report date, it was $ 10.77.

(4) Transactions and Balances with Holding and Affiliated Companies

| | 2002 | 2001 |
|---|---|---|
| Revenues: | | |
| Interests | $ 19,545 | $ 7,943 |
| Expenses: | | |
| Interests | $ (23,975) | $ 7,951 |

The balances with holding and related company are analyzed as follows:

| | 2002 | 2001 |
|---|---|---|
| Receivable: | | |
| Short term | | |
| Castech, S.A. de C.V. | $ 39,957 | $ 27,038 |
| Industria Automotriz Cifunsa, S.A. de C.V. | 215,559 | - |
| | 255,516 | 27,038 |
| Long term | | |
| Castech, S.A. de C.V. | $ 198,797 | $ 134,955 |
| Payable: | | |
| Grupo Industrial Saltillo, S. A. de C. V. | $ 161,543 | $ 147,431 |
| Cifunsa del Bajio, S.A. de C.V. | 50 | - |
| Manufacturas Cifunsa, S.A. de C.V. | - | 136 |
| | $ 161,593 | $ 147,567 |

As of December 31, 2002, the short- and long-term accounts receivable from Castech are represented by 3.75 million U.S. dollars, and by 19 million U.S. dollars, respectively. Of this, 4,500 dollars bear interest at a Libor rate + 1.7 percent points with expirations in 2005, and 14,500 U.S. dollars bear interest at a Libor rate + 2.15 percent points with expirations in 2006.

The account receivable from IACSA, represents the balance owed by the latter to the former, from the sale of Ditemsa, S.A. de C.V. shares, listed in note 1.2.

(5) Investment in Shares

a) The investment in shares is analyzed as follows:

| | 2002 | 2001 |
|---|---|---|
| Investment in shares of subsidiaries: | | |
| Cost of acquisition | $ 862,884 | $ 805,087 |
| Sharing in subsidiaries | 916,917 | 1,007,158 |
| | $ 1,779,801 | $ 1,812,245 |

b) - In April 2002, SEPROSA signed a contract to create Cifunsa del Bajío, S. A. de C. V., through the contribution of $52 ($50 nominal).

- In May 2002, SEPROSA signed a contract to create Ditemsa Moldes de Plástico, S.A. de C.V., through the contribution of $52 ($50 nominal).

- In June 2002, SEPROSA signed a contract to create Cifunsa Servicios Industriales, S. A. de C. V., through the contribution of $52 ($50 nominal).

- In November 2001, SEPROSA acquired IACSA by purchasing fifty thousand shares from GISSA at $53.

c) To evaluate the financial position and results of the company, the consolidated financial statements, which fulfill the entity principle and are presented separately reported by a public accountant, should be consulted. Financial statements of Servicios de Producción Saltillo, S. A. de C. V., were prepared to be used by the Stockholders of the company and for other legal purposes.

- In March 2002, the Company received dividends in cash from one of the subsidiaries for $3,334.

(Continúa)

The most relevant consolidated balance sheet and income statement figures are shown below:

Balance sheets:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Current assets | $ | 1,135,749 | $ | 824,531 |
| Property, machinery and equipment | | 2,762,295 | | 2,471,747 |
| Other assets | | 181,350 | | 59,605 |
| Total assets | $ | 4,079,394 | $ | 3,355,883 |
| Current liabilities | $ | 670,181 | $ | 411,706 |
| Long-term liabilities | | 1,007,538 | | 898,436 |
| Total liabilities | $ | 1,677,719 | | 1,310,142 |
| Majority capital | $ | 2,089,646 | $ | 1,852,349 |
| Minority capital | | 312,029 | | 193,392 |
| Total liabilities and stockholders' equity | $ | 4,079,394 | $ | 3,355,883 |

| Statements of income: | | 2002 | | 2001 |
|---|---|---|---|---|
| Net sales | $ | 2,665,323 | $ | 2,719,912 |
| Operating income | $ | 237,115 | $ | 156,482 |
| Net consolidated income | $ | 31,716 | $ | 71,907 |
| Net majority income | $ | 22,119 | $ | 46,005 |

(6) Stockholders' Equity

a) Stockholders' equity movements

In July 2002, at a General Extraordinary Meeting, the Stockholders agreed to increase the variable portion of capital stock by $39,965 ($39,009 nominal), by issuing 39,909,000 shares with a nominal value of $1 each one, paid in cash.

In December 2002, at a General Extraordinary Meeting, the Stockholders agreed to increase the variable portion of capital stock by $102,000, by issuing 102,000,000 shares, with a nominal value of $1 each one, paid in cash.

(Continúa)

b) Common stock

Common stock as of December 31, 2002, is represented by 1,210,740,000 common, nominative shares, with a nominal value of one peso each one and is divided in fixed capital and variable capital. Fixed capital is $1 (nominal value) and variable capital is $1,210,739 (nominal value).

The restated stockholder contributions as provided for by the tax law may be refunded to stockholders tax-free. Any refund in excess of taxable amounts will be subject tax according to the IT Law.

c) Retained earnings

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. This reserve is not susceptible to distribution to stockholders for the duration of the company, except as dividends in shares.

Earnings of the subsidiaries recognized under the equity method cannot be distributed to the stockholders, until the holding company receives them as dividends.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law establishes, therefore, if applicable, only 66% could be distributed to the stockholders.

(7) Income Tax (IT) and Business Asset Tax (BAT)

According to the tax law in force, companies must pay the greater of IT and AT. Both taxes recognize the effects of inflation although differently than the Mexican generally accepted accounting principles.

BAT Law establishes a 1.8% tax on assets, updated in the case of inventories, property, machinery and equipment and deducted from some liabilities.

BAT generated in excess of IT of the period can be recovered in the following ten periods, updated for inflation, provided that in any of those periods, IT exceeds BAT.

(Continúa)

The tax expense (benefit) attributable were $10,084 and $(3,526) for the years ended December 31, 2002 and 2001, respectively and are distributed as follows:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| IT expense: | | | | |
| Current | $ | 7,283 | $ | - |
| Deferred | | 2,801 | | (3,526) |
| Total IT expense (benefit) | $ | 10,084 | $ | (3,526) |

The tax expense (benefit) attributable to income before IT deferred from the amount computed by applying the Mexican IT rate of 35% to income before this provision, as a result of the following:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| "Expected" expense | $ | 11,271 | $ | 14,868 |
| Reconciliation items: | | | | |
| Sharing in results of subsidiaries | | 6,931 | | (20,729) |
| Effects of inflation and others | | (1,085) | | 2,335 |
| Difference between accounting and tax income on sale of shares | | (7,033) | | - |
| Effective rate | $ | 10,084 | $ | (3,526) |

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets as of December 31, 2002 and 2001 are listed below:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Deferred assets: | | | | |
| Tax losses carryforward | $ | - | $ | 2,801 |
| Refundable asset tax | | 30,636 | | 30,636 |
| Total deferred assets | $ | 30,636 | $ | 33,437 |

The rollforward of deferred IT for the years ended December 31, 2002 is presented below:

| | | |
|---|---|---|
| Deferred income tax as of December 31, 2001 | $ | 33,437 |
| IT effect on: | | |
| Results | | (2,801) |
| Deferred income tax as of December 31, 2002 | $ | 30,636 |

(Continúa)

The Company has not recognized a deferred tax liability of approximately $984,922 related to undistributed earnings of subsidiaries and associated companies, recognized under the equity method, originated in 2002 and previous years, since the company does not currently expect these undistributed earnings to be reverted and taxable in the near future. This deferred liability will be recognized when the Company expects to receive these undistributed earnings and they are taxable, as in the case of sale or disposal of the investment in shares.

As of December 31, 2002 there is refundable future AT as listed below.

| Year of origin | | Updated amount | Expiration year |
|---|---|---|---|
| 1998 | $ | 5,462 | 2008 |
| 1999 | | 9,190 | 2009 |
| 2000 | | 7,971 | 2010 |
| 2001 | | 8,013 | 2011 |
| | $ | 30,636 | |

Beginning in 2003, the 35% IT rate will be gradually reduced by 1% a year until it is 32% in 2005. Additionally, beginning in 2002, the tax deferral regime is revoked until the payment date of dividends when earnings are reinvested, and a transition regimen established for the taxpayers that chose to defer the payment tax and that pay dividends from the net reinvested taxable income account balance constituted before 2002. These taxpayers have to pay the deferred tax by applying a 3% to 5% rate, depending on whether the earnings were generated in 1999, or 2000 and 2001. Based on this, the Company paid 30% in 2001 and 2000, respectively, on taxable income and the remainder will be paid once retained earnings are distributed. The Company has provided for its income tax liability by using a 35% rate.

(8) Earnings per Share

Basic earnings per share is calculated by dividing net income of the period by the average number of common shares in circulation during the year.

The weighted-average number of shares for the calculations were 1,140,234 and 1,127,924 in 2002 and 2001, respectively.

(9) Commitments and Contingencies

a) Collateral granted to Grupo Industrial Saltillo, S.A. de C.V. jointly with ten other subsidiaries, for a syndicated long-term bank credit in favor of several banks whose outstanding balance as of December 31, 2002 amounts to 130 million dollars with maturity on March 5, 2007.

(Continúa)

b) Collateral granted to Grupo Industrial Saltillo, S.A. de C.V. jointly with ten other subsidiaries, for a syndicated long-term bank credit in favor of several banks whose balance outstanding as of December 31, 2002 amounts to 85 million dollars with maturity on April 2, 2006.

c) Collateral granted to Cifunsa Diesel, S.A. de C.V jointly with Manufacturas Cifunsa, S.A. de C.V., for a long-term bank credit in favor of Comerica Bank whose balance outstanding as of December 31, 2002 amounts to 10 million dollars with maturity on July 14, 2007.

d) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

e) In accordance with the Income Tax Law, companies carrying out transactions with related parties, whether domestic or foreign, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arm's-length transactions.

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related restatement and interest, in addition to penalties of up to 100% of the omitted taxes.

(10) New accounting pronouncements

a) Liabilities, accruals, contingent assets and liabilities, and commitments

In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "*Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments*". New Bulletin C-9, effective for fiscal years beginning after December 31, 2002, supersedes former Bulletins C-9, "*Liabilities,*" and C-12, "*Contingencies and Commitments*". New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

(Continúa)

b) Intangible assets

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "Intangible Assets," effective for fiscal years beginning after December 31, 2002. New Bulletin C-8 supersedes former Bulletin C-8, "Intangibles," and establishes that qualifying project development costs be capitalized as intangible assets if the criteria for intangible asset recognition are met. The principal criteria are that these costs be identifiable, that there is reasonable certainty that these costs will generate future benefits to the Company, and that the Company has control over such benefits. Other costs, not meeting the new criteria and incurred after the effective date of new Bulletin C-8, should be expensed as incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting certain conditions under new Bulletin C-8.

The Company estimates that the adoption of the new Bulletins C-8 and C-9 will not have a material effect on its financial statements or results of operations.

**MANUFACTURAS VITROMEX, S.A. DE C.V.**

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

(Translation from Spanish Language Original)

KPMG

Apdo. Postal 904
C.P. 66250 Col. del Valle, N.L.

Oficinas en el Parque Torre II
Blvd. Díaz Ordaz 140 Pte.
Pisos 16 y 17 Col. Sta. María
C.P. 64650 Monterrey, N.L.

Tels. +(81) 81 22 18 18
Fax: +(81) 83 33 05 55
e-mail: kpmgmail@kpmg.com.mx

## Independent Auditors' Report

## (Translation from Spanish Language Original)

To the Board of Directors and Stockholders of
Manufacturas Vitromex, S. A. de C. V.:

We have audited the accompanying balance sheets of Manufacturas Vitromex, S. A. de C. V. as of December 31, 2002 and 2001, and the related income statements, changes in stockholders' equity and changes in financial position, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in accordance with accounting principles generally accepted in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in note 1, at the General Extraordinary Meeting held on November 6, 2001, the stockholders agreed on the merger of Pistones Industriales, S.A. de C.V., Cerámica San Luis, S.A. de C.V., Ceramerica, S.A. de C.V. as Companies merged with Manufacturas Vitromex, S.A. de C.V. The merger became effective between the Companies and their stockholders on January 1, 2002 and with third parties on February 19, 2002, date of registration in the Public Registry of Property and Commerce.

As indicated in note 1, at the General Extraordinary Meeting held on January 19, 2002, the stockholders agreed on the merger of Corporación de Abastecimientos, S.A. de C.V., as the Company merged with Manufacturas Vitromex, S.A. de C.V. The merger became effective between the Companies and their stockholders on January 31, 2002 and with third parties on June 6, 2002, date of registration in the Public Registry of Property and Commerce.

(Continued)

KPMG



The accompanying parent company-only financial statements have been prepared to be used by the Company's management, as well as to comply with certain legal and tax requirements. The financial information contained therein does not include the consolidation of the financial statements of the subsidiary companies, which have been accounted for under the equity method. Disclosure of condensed financial information relating to consolidated assets, liabilities and results of operations, and other matters, necessary for evaluating the financial position and results of operations of the economic entity, which may be better understood in the consolidated financial statements, is included in note 9. Under separate cover, we have issued on this same date our unqualified opinion on the consolidated financial statements of Manufacturas Vitromex, S. A. de C. V. and Subsidiaries as of and for the years ended December 31, 2002 and 2001.

In our opinion, the parent company-only financial statements referred to above, prepared for the specific purposes referred to in the preceding paragraph, present fairly, in all material respects, the financial position of Manufacturas Vitromex, S. A. de C. V. as of December 31, 2002 and 2001, and the results of its operations, the changes in their stockholders' equity and the changes in its financial position for the years then ended, in accordance with accounting principles generally accepted in Mexico.

KPMG Cárdenas Dosal, S.C.

Ricardo Matías González

Saltillo, Coahuila, Mexico
January 24, 2003

**MANUFACTURAS VITROMEX, S. A. DE C. V.**

Balance sheets

December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| **ASSETS** | 2002 | 2001 |
|---|---|---|
| CURRENT: | | |
| Cash and equivalents (includes $36,650 from temporary investments in 2002) | $ 80,711 | $ 4,262 |
| Trades receivable (note 5) | 497,770 | 443,462 |
| Affiliated and holding companies (note 6) | 191,745 | 104,105 |
| Other accounts receivable (note 7) | 118,010 | 82,607 |
| Inventories (note 8) | 189,952 | 480,474 |
| Prepaid expenses | 47,929 | 54,291 |
| Total current assets | 1,126,117 | 1,169,201 |
| INVESTMENT IN SHARES (note 9) | 870,546 | - |
| PROPERTY, MACHINERY AND EQUIPMENT (note 10) | 1,588,108 | 1,139,606 |
| OTHER ASSETS (note 11) | 486,107 | 1,478 |
| Total assets | $ 4,070,878 | $ 2,310,285 |

Rodolfo Fernández González
Chief Executive Officer

The accompanying notes are an integral part of these financial statements.

| LIABILITIES | | 2002 | | 2001 |
|---|---|---|---|---|
| CURRENT: | | | | |
| Current portion of long-term debt (note 12) | $ | 31,389 | $ | - |
| Trades payable | | 180,768 | | 83,807 |
| Derivative financial instruments (note 3) | | 40,819 | | - |
| Affiliated and holding companies (note 6) | | 77,588 | | 530,928 |
| Other accounts payable | | 105,888 | | 94,852 |
| Advances from customers | | 23,205 | | - |
| Total current liabilities | | 459,657 | | 709,587 |
| LONG TERM: | | | | |
| Bank loans (note 12) | | 125,556 | | 193,268 |
| Grupo Industrial Saltillo, S.A. de C.V. (note 6) | | 922,837 | | 548,849 |
| Deferred income tax (note 15) | | 232,278 | | 365,732 |
| Total liabilities | | 1,740,328 | | 1,817,436 |
| Excess book value over acquisition cost of subsidiary shares, net (note 1b) | | 59,453 | | - |
| Commitments and contingencies (note 17) | | | | |
| **STOCKHOLDERS' EQUITY (note 13)** | | | | |
| Common stock | | 2,285,631 | | 475,580 |
| Retained earnings | | 1,422,041 | | 606,287 |
| Accumulated effect of holding non-monetary assets | | (896,501) | | (362,309) |
| Cumulative deferred income tax effect | | (540,074) | | (226,709) |
| Total stockholders' equity | | 2,271,097 | | 492,849 |
| Total liabilities and stockholders' equity | $ | 4,070,878 | $ | 2,310,285 |

Valente Garza Recio
Finance and Control Manager

**MANUFACTURAS VITROMEX, S. A. DE C. V.**

Statements of Income

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Net sales (note 6) | $ | 2,193,719 | $ | 2,134,201 |
| Cost of sales (note 6) | | 1,540,334 | | 1,416,833 |
| Operating expenses | | 426,398 | | 375,939 |
| Operating income | | 226,987 | | 341,429 |
| Comprehensive financing result: | | | | |
| Interest income | | (14,596) | | (16,586) |
| Interest expense | | 43,217 | | 52,115 |
| Foreign exchange fluctuation | | 115,947 | | (16,409) |
| Derivative financial instruments (note 3) | | 40,819 | | - |
| Monetary position result | | (24,471) | | (25,782) |
| Comprehensive financing result, net | | 160,916 | | (6,662) |
| Other (income) expenses, net (note 14) | | (107,166) | | 113,959 |
| Income before taxes and sharing in results of subsidiaries | | 173,237 | | 234,132 |
| Income tax (note 15) | | 60,493 | | 88,052 |
| Income before sharing in results of subsidiaries | | 112,744 | | 146,080 |
| Sharing in results of subsidiaries (note 9) | | 90,417 | | - |
| Net income | $ | 203,161 | $ | 146,080 |
| Net earnings per share (pesos) (note 16) | $ | 0.16 | $ | 0.44 |

The accompanying notes are an integral part of these financial statements.

**MANUFACTURAS VITROMEX, S. A. DE C. V.**

Statements of Changes in Financial Position

Years ended December 31, 2002 and 2001

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Operating activities: | | | | |
| Net income | $ | 203,161 | $ | 146,080 |
| Plus charges (less credits) that do not require the use of resources | | | | |

MANUFACTURAS VIT

Statements of Changes i

Years ended Decemb

(Thousands of Mexican pesos of constant pı

| | | Common stock | |
|---|---|---|---|
| BALANCES AS OF DECEMBER 31, 2000 | $ | 919,698 | $ |
| Capital stock decrease (note 13a) | | (444,118) | |
| Comprehensive income | | - | |
| BALANCES AS OF DECEMBER 31, 2001 | | 475,580 | |
| Capital stock increase from merger (note 13a) | | 1,810,051 | |
| Comprehensive income | | - | |
| BALANCES AS OF DECEMBER 31, 2002 | $ | 2,285,631 | $ |

The accompanying notes are an integral part of these financial statements.

(Thousands of Mexican pesos of constant purchasing power as of December 31, 2002)

## (1) Business Activity and Outstanding Operations

### a) Business Activity

Manufacturas Vitromex, S.A de C.V. (the Company) is a subsidiary of Grupo Industrial Saltillo, S. A. de C. V. (GISSA). The Company is engaged in manufacturing ceramic coating and bathroom furniture. Besides, it is the majority stockholder of several subsidiaries of the Construction Division. The Company does not have its own personnel, therefore the administrative and operating services are provided by a subsidiary.

### b) Outstanding operations

- At the General Extraordinary Meeting held on November 6, 2001, the stockholders agreed on the merger of Pistones Industriales, S.A. de C.V., Cerámica San Luis, S.A. de C.V. and Cerамérica, S.A. de C.V. with Manufacturas Vitromex, S.A. de C.V. The merger became effective between the Companies and their stockholders on January 1, 2002 and with third parties on February 19, 2002, date of registration in the Public Registry of Property and Commerce.

  The most relevant balance sheet figures of the companies merged as of January 1, 2002 are shown below:

| Balance Sheet | Pistones Industriales | Cerамérica | Cerамérica San Luis |
|---|---|---|---|
| Current assets | $ 34,573 | $ 117,859 | $ 17,325 |
| Investment in shares | 1,288,935 | - | - |
| Property, machinery and equipment | - | 172,212 | 6,416 |
| Trademarks and patents | 95,472 | - | - |
| Excess cost of subsidiary shares over the book value | 400,003 | - | - |
| Other assets | 16,245 | 11,972 | - |
| Total assets | $ 1,835,228 | $ 302,043 | $ 23,741 |
| Current liabilities | $ 12,641 | $ 177,850 | $ 3,348 |
| Long-term liabilities | 413 | 22,827 | 566 |
| Stockholders' equity | 1,822,174 | 101,366 | 19,827 |
| Liabilities and total stockholders' equity | $ 1,835,228 | $ 302,043 | $ 23,741 |

(Continued)

- At the General Extraordinary Meeting held on January 9, 2002, the stockholders agreed on the merger of Corporación de Abastecimientos, S.A. de C.V. with Manufacturas Vitromex, S.A. de C.V. The merger became effective between the Companies and their stockholders on January 31, 2002 and with third parties on July 6, 2002, date of registration in the Public Registry of Property and Commerce.

  The most relevant balance sheet figures of Corporación de Abastecimientos, S.A. de C.V as of January 31, 2002 are shown below:

| | | |
|---|---|---|
| Balance Sheet | | |
| Current assets | $ | 544,898 |
| Other assets | | 119,500 |
| Total assets | $ | 664,398 |
| Current liabilities | $ | 457,327 |
| Stockholders' equity | | 207,071 |
| Liabilities and total stockholders' equity | $ | 664,398 |

- In September 2002, the Company acquired Dekor Internacional, S.A. de C.V., assuming its control on that date. This operation generated an excess book value over the acquisition cost of the subsidiary shares for $59,453, net.

  The a condensed presentation of the main accounts of this Company are shown below:

| | | |
|---|---|---|
| Current assets | $ | 6,029 |
| Other assets | | 129,756 |
| Total assets | $ | 135,785 |
| Short-term liabilities | $ | 69,850 |
| Stockholders' equity | | 65,935 |
| Liabilities and total stockholders' equity | $ | 135,785 |

(Continued)

(2) Summary of Significant Accounting Policies

The accounting policies and practices followed by the Company in the preparation of the financial statements are described below:

a) Presentation and disclosure bases

The accompanying financial statements were prepared in accordance with the generally accepted accounting principles in Mexico (MEXGAAP), which include the recognition of the effects of inflation on the financial information, and are expressed in pesos of constant purchasing power of the most recent balance sheet presented.

The most significant National Consumer Price Indexes (NCPI) used for effects of recognizing inflation were:

| | NCPI | Inflation % |
|---|---|---|
| December 31, 2002 | 102.904 | 5.70% |
| December 31, 2001 | 97.354 | 4.40% |
| December 31, 2000 | 93.248 | 8.96% |

The accompanying individual financial statements mentioned above were prepared for the internal use of the Company's management and to comply with the legal provisions to which it is subject as an independent juridical entity. The financial information contained therein does not include the consolidation of the financial statements of the subsidiary, which has been recorded under the equity method. Note 9 includes the disclosure of condensed information regarding consolidated operating assets, liabilities and results necessary for the evaluation of the financial position and operating results of the economic entity.

Additionally, the Company presents consolidated financial statements separately.

For disclosure purposes in the notes to the financial statements, pesos or "$" means Mexican pesos, and when referring to dollars it means United States dollars, except where otherwise indicated.

b) Cash and equivalents

They are represented by cash in checking accounts and highly liquid instruments with maturities of three months or less. Increases and decreases generated by the investments are carried to the results of the year and included as part of Comprehensive Financial Result.

(Continued)

c) Inventories and cost of sales

Inventories are presented in the balance sheet at the lower of replacement cost and market value. The replacement value is determined by the costs of the latest production (finished products and work in process) and the prices of the latest purchase (raw material and other materials).

The cost of sales is expressed at replacement cost as of the date of sales and updated at pesos of closing of the year.

d) Property, machinery and equipment

Domestic property, machinery and equipment are updated under the method of adjustment from general price level changes, using the NCPI published by the Banco de Mexico. Foreign machinery and equipment is updated using the inflations of the country of origin, which is then converted to Mexican pesos by using the market exchange rate as the date of the appraisal. Depreciation on property, machinery and equipment is calculated under the straight-line method, based on the useful lives of the assets. The average annual depreciation rates of the main groups of assets are as follows:

| | Rates |
|---|---|
| Buildings | 5 % |
| Machinery and equipment | 10 % |

e) Investment in shares

Investments in shares of subsidiaries are valued under the equity method.

f) Other assets

Other assets include the excess of the acquisition cost over book value of subsidiary shares derived from the acquisition of Grupo Calorex and is amortized over a period of 20 years. The trademark and patent investment from the acquisition of Grupo Calorex is amortized over a 40-year period. Likewise, it includes the development and implementation costs of a new resource-planning system, which is amortized with the straight-line in a period of 7 years.

Other assets are presented at updated value using the NCPI, net of the corresponding amortization.

g) Excess book value over the acquisition cost of the subsidiary

The excess book value over the acquisition cost of subsidiary shares represents the excess of the book value of the shares over the purchase price of the shares of the subsidiary. This is amortized with the straight-line in a period of 5 years.

(Continued)

h) Income Tax (IT), Business Assets Tax (BAT)

IT is accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit (BAT) carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

i) Restatement of common stock and other stockholders' equity accounts

Common stock and retained earnings have been adjusted by using NCPI factors from the dates the amounts were contributed or generated, until end of year. The amounts thus obtained represents the reserve required to maintain the values of the stockholders' investments constant and are presented together with historical values.

j) Accumulated result of holding non-monetary assets

Represents the difference between the specific price-level of non-monetary assets and the values determined using NCPI factors, increased or reduced the related tax effects.

k) Comprehensive result

The comprehensive result represents the net income or loss of he year plus the effect in that year of those items reported directly in stockholders' equity and not constituting contributions, reductions and distributions of capital.

l) Cumulative deferred income tax effect (IT)

The represents the effect of recognizing the cumulative deferred taxes of the date the Bulletin was adopted.

m) Comprehensive financing results (CFR)

The CFR includes interest income and expense, foreign exchange gains and losses, derivative financial instrument effects and monetary position gains and losses.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of execution or settlement. Foreign currency assets and liabilities are translated at the exchange rate in force at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are reported in operations for the year.

Monetary position gains and losses are determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation factors through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which is reported in operations for the year.

n) Revenue recognition

Revenue from the sale of goods is recognized upon delivery of the products to the customers. The Company provides for sales commissions, returns and discounts at the time the related revenue is recognized. These provisions are included in selling expenses or deducted from sales, as applicable.

o) Business and credit concentrations

The Company's products are sold to a large number of customers without significant concentration with anyone of them. The Company provides an allowance for doubtful accounts based on analyses and estimates made by management.

p) Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated. When a reasonable estimation can not be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until their realization is virtually assured.

q) Hedging

To reduce the foreign exchange rate risks of the peso to the dollar, the Company selectively uses foreign exchange hedging contracts such as derivative financial instruments. The exchange rate fluctuations in the market and those established in these contracts are recognized in CFR, net of the costs and expenses (income) from liabilities being hedged. The premiums paid or received, as applicable, for the derivative financial instruments acquired for hedging purposes are deferred and amortized charged to results of the year for the life of these instruments. As of December 31, 2002, there were no hedging contracts.

(Continued)

r) Impairment of property, machinery and equipment and other non-current assets

The Company evaluates periodically the adjusted values of its property, machinery and equipment and other non-current assets to determine whether there is an indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured by the amount by which the carrying amount of the asset exceeds the expected net revenues. Assets to be disposed of are reported at the lower of the carrying amount or realizable value.

s) Use of estimates

The preparation of financial statements in conformity with MEXGAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

t) Financial instruments

The risks derived from the price fluctuations of certain indirect raw material such as Natural Gas (Commodity) whose listing is based on the supply and demand of the main international market, are hedged through "Commodity SWAPS". The market price fluctuations and the fixed prices established in the contracts are recognized on an accrual basis within CFR. Besides, the fair value of the instrument is recognized in liabilities or assets, as applicable. Fair value is updated at closing of each month and therefore, the value of liabilities or assets. These adjustments' canceled entry is the derivative financial instrument account, which is part of CFR.

The estimated fair value represents the amount for which a financial asset can be exchanged or through which a financial liability can be settled between interested and willing parties, in a competition-free transaction. Where there is a reference market, the fair value corresponds to the value determined by this market, or else, it can be determined by using the net present value of projected flows or the valuation through certain mathematical models.

The Company uses derivative financial instruments to give certainty to the prices of some important commodities, conducting historical volume studies, future needs or commitments acquired avoiding exposure to risks unrelated to the business operation. The company has an investment and risk committee that continually analyzes the Company's risk regarding price, credit and liquidity.

u) Reclassifications

The 2001 financial statements include certain reclassifications to conform them to the classifications used in 2002.

(3) Financial instruments

The Company uses in its basic processes indirect raw materials such as Natural Gas (Commodities) whose listing is based on the parameters of supply and demand of the main international markets.

To reduce international price fluctuation risks of commodities, the Company and some subsidiaries selectively use "Commodity SWAPS" (SWAPS). To contract these instruments, the Company establishes theoretical volumes to be consumed with the counterpart and sets a price for each one of the raw materials. This allows to hedge risks of increases and decreases in the Commodity prices up to the level hedged by the theoretical volumes of the usage set in these contracts.

During 2002, the Company used natural gas SWAPS which generated realized profits of $3,717 dollars. As of December 31, 2002, this company has contracts hedging 345,845 thousand BTU's of natural gas, with joint maturity on December 31, 2003. The assets and liabilities derived from this operation represent the right to collect or obligation to pay of the cash flows from the fluctuation of the prices set in these contracts to hedge the raw materials mentioned. As of December 31, 2002, there are net liabilities of $3,901 dollars representing the payment obligations of the operations described above.

(4) Foreign Currency Position and Exchange Rate

The equivalent in dollars of foreign currency assets and liabilities as of December 31, 2002 and 2001, is as follows:

| | Dollars | |
|---|---|---|
| | 2002 | 2001 |
| Current assets | 15,097 | 43,674 |
| Less: | | |
| Current liabilities | (10,052) | (49,729) |
| Long-term liabilities | (100,200) | (76,797) |
| Excess liabilities over assets | (95,155) | (82,852) |

The U.S. dollar exchange rates as of December 31, 2002 and 2001 were $10.46 and $9.14, respectively. As of the auditors' report date, it was $ 10.77.

Furthermore, as of December 31, 2002 and 2001 the company had the following foreign origin non-monetary assets, whose replacement cost may only be determined in foreign currencies:

| | Dollars | |
|---|---|---|
| | 2002 | 2001 |
| Inventories | - | 34,490 |
| Machinery and equipment | 138,356 | 55,107 |
| | 138,356 | 89,597 |

The foreign currency transactions, excluding imports and exports of machinery and equipment, for the years ended December 31, 2002 and 2001 are summarized below:

| | Dollars | |
|---|---|---|
| | 2002 | 2001 |
| Sales | 24,947 | 22,256 |
| Purchases | (5,812) | (23,796) |
| Interests expense | (940) | (16,784) |
| Other | (3,527) | (8,281) |
| | 14,668 | (26,605) |

(5) Trades receivable

The trades receivable balance is decreased by the allowance for doubtful accounts of $ 14,653 in 2002 and $ 12,894 in 2001.

(6) Transactions and Balances with Affiliated and Holding Companies

The related company and holding transactions are analyzed as follows:

| | 2002 | 2001 |
|---|---|---|
| Revenues: | | |
| Sales | $ 242,518 | $ 212,956 |
| Other sales | 23,361 | 40,500 |
| Interests | 9,865 | 13,405 |
| Expenses: | | |
| Administrative services | $ 566,795 | $ 526,813 |
| Purchases | - | 250,824 |
| Other purchases | 2,264 | 49 |
| Interests | - | 27,056 |

The balances with subsidiary and holding company are analyzed as follows:

| | 2002 | 2001 |
|---|---|---|
| Receivable: | | |
| Grupo Industrial Saltillo, S.A. de C.V. | $ 142,702 | $ 103,744 |
| Dekor Internacional, S.A. de C.V. | 27,104 | - |
| Grupo Calorex, S.A. de C.V. | 13,411 | - |
| Manufacturas Cifunsa, S.A. de C.V. | 2,726 | - |
| Cinsa, S.A. de C.V. | 2,375 | - |
| Cerámica Santa Anita, S.A. de C.V. | 1,560 | - |
| Calentadores Cinsa, S.A. de C.V. | 1,403 | - |
| Castech, S.A. de C.V. | 464 | - |
| Cerámica San Luis, S.A. de C.V. | - | 280 |
| St. Thomas Creations, Inc. | - | 81 |
| | $ 191,745 | $ 104,105 |

| | 2002 | 2001 |
|---|---|---|
| Payable: | | |
| Vitromex, S.A. de C.V. | $ 54,185 | $ 51,608 |
| Vitropiso de Norteamérica, S.A. de C.V. | 16,326 | 10,602 |
| St. Thomas Creations, S.A. de C.V. | 6,970 | - |
| Corporación de Abastecimientos, S.A. de C.V. | - | 290,528 |
| Ceramérica, S.A. de C.V. | - | 106,929 |
| Grupo Industrial Saltillo, S.A. de C.V. (note 12) | - | 50,830 |
| Pistones Industriales, S.A. de C.V. | - | 20,135 |
| Others | 107 | 296 |
| | $ 77,588 | $ 530,928 |

As of December 31, 2002 and 2001, long-term debt with GISSA is integrated as follows:

| | 2002 | 2001 |
|---|---|---|
| Two long-term credit agreement contracts with a joint balance outstanding effective for 2002 of 88 million dollars and 56.8 million dollars in 2001, with maturity in March 2007. | $ 922,837 | $ 593,674 |
| Less: installments of long-term debt | - | 44,825 |
| Net | $ 922,837 | $ 548,849 |

The installments of long-term debt beginning in 2004 are as follows:

| Year | Dollars |
|---|---|
| 2004 | 11,300 |
| 2005 | 39,800 |
| 2006 | 28,500 |
| 2007 | 8,600 |

(7) Other Accounts Receivable

As of December 31, 2002 and 2001, other accounts receivable are integrated as follows:

| | 2002 | 2001 |
|---|---|---|
| Refundable income tax | $ 57,892 | $ 38,867 |
| Refundable value added tax | 50,934 | 43,123 |
| Accounts receivable derived from non-commercial activities | 9,184 | 617 |
| | $ 118,010 | $ 82,607 |

(8) Inventories

As of December 31, 2002 and 2001, inventories are integrated as follows:

| | 2002 | 2001 |
|---|---|---|
| Raw material | $ 77,939 | $ 48,849 |
| Work in process | 22,888 | 17,004 |
| Finished goods | 80,689 | 78,942 |
| Advances to suppliers | 8,436 | 111 |
| Merchandise in transit | - | 335,568 |
| | $ 189,952 | $ 480,474 |

(9) Investment in Shares

As of December 31, 2002, investment in shares in subsidiaries is analyzed as follows:

| | 2002 |
|---|---|
| Acquisition cost | $ 780,129 |
| Share in subsidiaries | 90,417 |
| | $ 870,546 |

(Continued)

The most relevant consolidated balance sheet and income statement figures as of December 31, 2002, are shown below:

| | | |
|---|---|---|
| Balance sheet | | |
| Current assets | $ | 2,439,017 |
| Property, machinery and equipment | | 1,805,869 |
| Other assets | | 188,039 |
| Total assets | $ | 4,432,925 |
| Current liabilities | $ | 700,087 |
| Long-term liabilities | | 1,461,741 |
| Total liabilities | $ | 2,161,828 |
| Stockholders' equity | $ | 2,271,097 |
| Liabilities and total stockholders' equity | $ | 4,432,925 |
| Income statements: | | |
| Net sales | $ | 3,420,046 |
| Operating income | | 502,675 |
| Consolidated net income | $ | 203,161 |

(10) Property, Machinery and Equipment

As of December 31, 2002 and 2001, investment in property, machinery and equipment is analyzed as follows:

| | | 2002 | | 2001 |
|---|---|---|---|---|
| Land | $ | 133,451 | $ | 99,637 |
| Buildings | | 688,404 | | 480,929 |
| Machinery and equipment | | 1,995,408 | | 1,233,734 |
| Transportation equipment | | 23,148 | | 54,799 |
| Furniture and fixtures | | - | | 796 |
| Computer equipment | | 38,739 | | 33,492 |
| Investments in process | | 33,416 | | 166,961 |
| | | 2,912,566 | | 2,070,348 |
| Less: accumulated depreciation | | 1,324,458 | | 930,742 |
| | $ | 1,588,108 | $ | 1,139,606 |

(Continued)

(11) Other Assets

As of December 31, 2002, other assets is analyzed as follows:

| | 2002 | 2001 |
|---|---|---|
| Excess of the cost of shares over the book values of subsidiary | $ 400,003 | $ - |
| Trademarks and patents | 95,472 | - |
| Resource-planning system | 44,432 | - |
| Others | - | 1,478 |
| | 539,907 | 1,478 |
| Less: Accumulated amortization | 53,800 | - |
| | $ 486,107 | $ 1,478 |

(12) Long-term Bank Loans

As of December 31, 2002 and 2001, the bank loans are integrated as follows:

| | 2002 | 2001 |
|---|---|---|
| Long-term credit agreement contract with Comerica Bank with an effective balance outstanding of 15 million dollars, payable in seven years beginning in 2000 and until 2007 with a 2-and-a-half-year grace period on capital. The rate is variable based on Libor. | $ 156,945 | $ 144,951 |
| Other long-term credit agreement contract settled in March 2002. | - | 48,317 |
| | 156,945 | 193,268 |
| Less: installments of long-term debt | 31,389 | - |
| | $ 125,556 | $ 193,268 |

The installments of long-term bank loans beginning in 2004 are as follows:

| Year | Dollars |
|---|---|
| 2004 | 3,000 |
| 2005 | 3,000 |
| 2006 | 3,000 |
| 2007 | 3,000 |

The credit agreement contract with Comerica Bank establishes some limitations for the Company and its subsidiaries for the payment of dividends, and establishes restrictions on certain financial ratios for Manufacturas Vitromex, S.A. de C.V. and Subsidiaries.

(Continued)

(13) Stockholders' Equity

a) Stockholders' equity movements

In January 2002, the Company merged Cerámica San Luis, S.A. de C.V., Pistones Industriales, S.A. de C.V., Ceramérica, S.A. de C.V. and Corporación de Abastecimientos, S.A. de C.V. increasing capital stock by $1,810,051 (1,219,026 nominal), by issuing 1,219,026 variable capital stock shares.

In May 2001, at a General Meeting, the stockholders declared a capital stock decrease of $444,118 (410,000 nominal), which were paid on that same date by canceling 240,385 variable capital stock shares.

b) Common stock

After this activity, common stock is represented by 1,378,411 (thousand) common nominative shares with a nominal value of one peso each one and is divided in fixed and variable capital. Fixed capita is $50 (nominal value) and variable capital is $1,378,361 (nominal value).

Stockholder contributions restated as provided for by the tax law may be refunded to stockholders tax-free. Any refund in excess of taxable amounts will be subject tax according to the IT Law.

c) Retained earnings

Five percent of net income for the year must be appropriated to the statutory reserve, until it reaches one-fifth of capital stock. This reserve is not susceptible to distribution to stockholders for the duration of the company, except as dividends in shares. The statutory reserve as of December 31, 2002 amounts to $159,438.

Earnings distributed as dividends in excess of taxable income, will be subject to payment of tax according to the Income Tax Law establishes, therefore, if applicable, only 66% could be distributed to the stockholders.

(Continued)

(14) Other (income) expenses, net

During 2002 and 2001, the Company started a restructuring and reorganizing program on some of the plants in order to increase productivity and use of fixed assets. This program included writing off machinery and equipment that lost their usefulness for business purposes.

As a consequence of this program, transactions were derived that were not part of the normal course of operations of the Company, whose effects are represented in other expenses, net in the income statements of the years ended December 31, 2002 and 2001.

The effects are integrated as follows:

| | 2002 | 2001 |
|---|---|---|
| Write-off of unproductive machinery and equipment | $ 18,571 | $ 109,440 |
| Other sales | (125,737) | - |
| Other expenses, net | - | 4,519 |
| | $ (107,166) | $ 113,959 |

(15) Income Tax (IT) and Business Assets Tax (BAT)

According to the tax law in force, companies must pay the greater of IT and BAT. Both taxes recognize the effects of inflation although differently than the Mexican generally accepted accounting principles.

BAT Law establishes a 1.8% tax on assets, updated in the case of inventories, property, machinery and equipment and deducted from some liabilities.

The tax expense attributable was $60,493 and $88,052 for the years ended December 31, 2002 and as of December 31, 2001, respectively and is distributed as follows:

| | 2002 | 2001 |
|---|---|---|
| IT expense: | | |
| Current | $ 33,747 | $ 102,750 |
| Deferred | 24,078 | (17,905) |
| Updated to constant pesos | 2,668 | 3,207 |
| Total IT expense | $ 60,493 | $ 88,052 |

The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 2002 and 2001 are listed below:

| | 2002 | 2001 |
|---|---|---|
| Deferred assets: | | |
| Allowance for doubtful accounts | $ 4,689 | $ 4,512 |
| Other accounts payable | 31,869 | 5,392 |
| Others | 1,209 | - |
| Total deferred assets | 37,767 | 9,904 |
| Deferred liabilities: | | |
| Inventories | 62,166 | 168,127 |
| Property, machinery and equipment | 205,450 | 188,507 |
| Others | 2,429 | 19,002 |
| Total deferred liabilities | 270,045 | 375,636 |
| Total deferred income tax liabilities | $ 232,278 | $ 365,732 |

The deferred IT rollforward for the years ended December 31, 2002 and 2001 is presented below:

| | 2002 | 2001 |
|---|---|---|
| Deferred income tax as of December 31, 2001 | $ 365,732 | $ 388,000 |
| IT effect on: | | |
| Results | 24,078 | (17,905) |
| Stockholders' equity | (7,273) | (4,363) |
| Merger effect | (150,259) | - |
| Deferred income tax as of December 31, 2002 | $ 232,278 | $ 365,732 |

A new Income Tax Law was enacted on January 1, 2002. This law provides for a 1% annual reduction in the income tax rate beginning in 2003, so that the rate is 32% in 2005.

(16) Earnings per Share

Basic earnings per share is calculated by dividing net income of the period by the average number of common shares in circulation during the year.

The weighted-average number of shares for the calculations were 1,274,878 and 329,002 (thousand shares) in 2002 and 2001, respectively.

(17) Commitments and Contingencies

a) Collateral granted to Grupo Industrial Saltillo, S.A. de C.V. jointly with ten other subsidiaries, for a syndicated long-term bank credit in favor of several banks whose balance outstanding as of December 31, 2002 amounts to 130 million dollars with maturity on March 5, 2007.

b) Collateral granted to Grupo Industrial Saltillo, S.A. de C.V. jointly with ten other subsidiaries, for a syndicated long-term bank credit in favor of several banks whose balance outstanding as of December 31, 2002 amounts to 85 million dollars with maturity on April 2, 2006.

c) Collateral granted to three subsidiaries for a short-term bank credits in favor of Bank Boston and BBVA, and a computer leasing contract whose balance as of December 31, 2002 amounts to 1.4 million dollars.

d) The five-year period prior to the most recent income tax return filed is open to governmental tax examination.

e) In accordance with the Income Tax Law, companies carrying out transactions with related parties, whether domestic or foreign, are subject to certain requirements as to the determination of prices, since such prices must be similar to those that would be used in arm's-length transactions.

Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related restatement and interest, in addition to penalties of up to 100% of the omitted taxes.

(Continued)

(18) New accounting pronouncements

(a) Liabilities, accruals, contingent assets and liabilities, and commitments -

In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "*Liabilities, Accruals, Contingent Assets and Liabilities, and Commitments*". New Bulletin C-9, effective for fiscal years beginning after December 31, 2002, supersedes former Bulletins C-9, "*Liabilities*," and C-12, "*Contingencies and Commitments*". New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations.

(b) Intangible assets -

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, *"Intangible Assets,"* effective for fiscal years beginning after December 31, 2002. New Bulletin C-8 supersedes former Bulletin C-8, *"Intangibles,"* and establishes that qualifying project development costs be capitalized as intangible assets if the criteria for intangible asset recognition are met. The principal criteria are that these costs be identifiable, that there is reasonable certainty that these costs will generate future benefits to the Company, and that the Company has control over such benefits. Other costs, not meeting the new criteria and incurred after the effective date of new Bulletin C-8, should be expensed as incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting certain conditions under new Bulletin C-8.

The Company estimates that the adoption of the new Bulletins C-8 and C-9 will not have a material effect on its financial statements or results of operations.